As filed with the Securities and Exchange Commission on September 25, 1995

                                               Registration No. 33-62287
                                                                811-4054

                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                                FORM N-14


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        /   /


        PRE-EFFECTIVE AMENDMENT NO. 1                         / X /


        POST-EFFECTIVE AMENDMENT NO.                         /   /



                  OPPENHEIMER NEW YORK TAX-EXEMPT FUND
           (Exact Name of Registrant as Specified in Charter)

          Two World Trade Center, New York, New York 10048-0203
                (Address of Principal Executive Offices)

                              212-323-0200
                     (Registrant's Telephone Number)

                         Andrew J. Donohue, Esq.
               Executive Vice President & General Counsel
                   Oppenheimer Management Corporation
          Two World Trade Center, New York, New York 10048-0203
                             (212) 323-0256
                 (Name and Address of Agent for Service)



As soon as practicable after the Registration Statement becomes effective. (Approximate Date of Proposed Public Offering)

It is proposed that this filing will become effective on September 29, 1995, pursuant to Rule 488.

No filing fee is due because the Registrant has previously registered an indefinite number of shares under Rule 24f-2; a Rule 24f-2 notice for the year ended September 30, 1994 was filed on November 29, 1994.

Pursuant to Rule 429, this Registration Statement relates to shares previously registered by the Registrant on Form N-1A (Reg. No. 2-91683; 811-4054).

                   CONTENTS OF REGISTRATION STATEMENT



This Registration Statement contains the following pages and documents:

                               Front Cover
                              Contents Page
                          Cross-Reference Sheet


                                 Part A

             Proxy Statement for New York Tax-Exempt Fund,
               a series of Quest for Value Family of Funds
                                   and
           Prospectus for Oppenheimer New York Tax-Exempt Fund


                                 Part B

                   Statement of Additional Information


                                 Part C

                            Other Information
                               Signatures
                                Exhibits


















MERGE/360QVN14.A#1

                                FORM N-14
                  OPPENHEIMER NEW YORK TAX-EXEMPT FUND
                          Cross Reference Sheet

Part A of
Form N-14
Item No.  Proxy Statement and Prospectus Heading and/or Title of Document
--------- ---------------------------------------------------------------
1    (a)  Cross Reference Sheet
     (b)  Front Cover Page
     (c)  *
2    (a)  *
     (b)  Table of Contents
3    (a)  Comparative Fee Tables
     (b)  Synopsis
     (c)  Principal Risk Factors
4    (a)  Synopsis; Approval of the Reorganization; Comparison between
          OPNY and the Fund; Miscellaneous
     (b)  Approval of the Reorganization - Capitalization Table
5    (a)  Registrant's Prospectus; Comparison Between OPNY and the Fund
     (b)  *
     (c)  *
     (d)  *
     (e)  Miscellaneous
     (f)  Miscellaneous
6    (a)  Prospectus of New York Tax-Exempt Fund; Annual Report of New
          York Tax-Exempt Fund; Comparison Between OPNY and the Fund
     (b)  Miscellaneous
     (c)  *
     (d)  *
7    (a)  Synopsis; Information Concerning the Meeting
     (b)  *
     (c)  Synopsis; Information Concerning the Meeting
8    (a)  Proxy Statement
     (b)  *
9         *

Part B of
Form N-14
Item No.  Statement of Additional Information Heading
--------- -------------------------------------------
10        Cover Page
11        Table of Contents
12   (a)  Registrant's Statement of Additional Information
     (b)  *
     (c)  *
13   (a)  Statement of Additional Information about New York Tax-Exempt
          Fund
     (b)  *
     (c)  *
14 Registrant's Statement of Additional Information; Statement of Additional Information about New York Tax-Exempt Fund; Annual Report of New York Tax-Exempt Fund at 7/31/94; Semi-Annual Report of New York Tax-Exempt Fund at 1/31/95; Registrant's Annual Report at 9/30/94; Semi-Annual Report of Registrant at 3/31/95

Part C of
Form N-14
Item No.  Other Information Heading
--------- -------------------------
15        Indemnification
16        Exhibits
17        Undertakings
_______________
* Not Applicable or negative answer

                              SCHEDULE 14A
                             (Rule 14a-101)
                 INFORMATION REQUIRED IN PROXY STATEMENT
                        SCHEDULE 14A INFORMATION
       Proxy Statement Pursuant to Section 14(a) of the Securities
               Exchange Act of 1934 (Amendment No.      )

Filed by the registrant                         / x /

Filed by a party other than the registrant      /   /

Check the appropriate box:

/ X /  Preliminary proxy statement
/   /  Definitive proxy statement
/   /  Definitive additional materials
/   /  Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                  Oppenheimer New York Tax-Exempt Fund
------------------------------------------------------------------
            (Name of Registrant as Specified in Its Charter)

                       New York Tax-Exempt Fund,
               a series of Quest for Value Family of Funds
------------------------------------------------------------------
               (Name of Person(s) Filing Proxy Statement)

Payment of filing fee (Check the appropriate box):
/   /  $125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1) or 14a-
       6(j)(2).

/   /  $500 per each party to the controversy pursuant to Exchange Act
       Rule 14a-6(i)(3).

/   /  Fee Computed on table below per Exchange Act Rules 14a-6(i)(4) and
       0-11.

(1) Title of each class of securities to which transaction applies:
------------------------------------------------------------------
(2) Aggregate number of securities to which transaction applies:
------------------------------------------------------------------
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:(1)
------------------------------------------------------------------
(4) Proposed maximum aggregate value of transaction:
------------------------------------------------------------------
/   /  Check box if any part of the fee is offset as provided by Exchange
       Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
------------------------------------------------------------------
(1) Amount previously paid:
------------------------------------------------------------------
(2) Form, schedule or registration statement no.:
------------------------------------------------------------------
(3) Filing Party:
------------------------------------------------------------------
(4) Date Filed:
-----------------------
(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

merge\360Nqvn14.a#1

Preliminary Copy


                     QUEST FOR VALUE FAMILY OF FUNDS
                        NEW YORK TAX-EXEMPT FUND
          One World Financial Center, New York, New York  10281
                             1-800-232-FUND

                NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                      TO BE HELD NOVEMBER 16, 1995

To the Shareholders of New York Tax-Exempt Fund:

Notice is hereby given that a Special Meeting of the Shareholders of New York Tax-Exempt Fund (the "Fund"), a series of Quest for Value Family of Funds (the "Trust"), an open-end, management investment company, will be held at One World Financial Center, New York, New York 10281 on the 40th Floor, at _____ A.M., New York time, on November 16, 1995, and any adjournments thereof (the "Meeting"), for the following purposes:

   1. To consider and vote upon approval of the Agreement and Plan of Reorganization dated as of ____, 1995 (the "Reorganization Agreement") by and among Oppenheimer New York Tax-Exempt Fund ("OPNY"), the Trust on behalf of the Fund, and Quest for Value Advisors, investment adviser to the Fund, and the transactions contemplated thereby (the "Reorganization"), including (i) the transfer of substantially all the assets of the Fund to OPNY in exchange for Class A shares of OPNY, (ii) the distribution of such shares of OPNY to shareholders of the Fund in liquidation of the Fund, and (iii) the cancellation of the outstanding shares of the Fund (the "Proposal"); and

2. To act upon such other matters as may properly come before the Meeting.

   The Reorganization is more fully described in the accompanying Proxy Statement and Prospectus and a copy of the Reorganization Agreement is attached as Exhibit A thereto. Shareholders of record at the close of business on September 25, 1995 are entitled to notice of, and to vote at, the Meeting. Please read the Proxy Statement and Prospectus carefully before telling us, through your proxy or in person, how you wish your shares to be voted. The Board of Trustees of the Trust recommends a vote in favor of the Reorganization. WE URGE YOU TO SIGN, DATE AND MAIL THE ENCLOSED PROXY PROMPTLY.

By Order of the Board of Trustees,

Deborah Kaback, Secretary

_________, 1995

Shareholders who do not expect to attend the Meeting are requested to indicate voting instructions on the enclosed proxy and to date, sign and return it in the accompanying postage-paid envelope. To avoid unnecessary duplicate mailings, we ask your cooperation in promptly mailing your proxy no matter how large or small your holdings may be.

Preliminary Copy

                     QUEST FOR VALUE FAMILY OF FUNDS
                        NEW YORK TAX-EXEMPT FUND
          One World Financial Center, New York, New York 10281
                             1-800-232-FUND

                             PROXY STATEMENT

                       --------------------------

OPPENHEIMER NEW YORK TAX-EXEMPT FUND
          Two World Trade Center, New York, New York 10048-0203
                             1-800-525-7048

PROSPECTUS

This Proxy Statement and Prospectus is being furnished to shareholders of New York Tax-Exempt Fund (the "Fund"), a series of Quest for Value Family of Funds (the "Trust"), an open-end management investment company, in connection with the solicitation by the Board of Trustees of the Trust (the "Board") of proxies to be used at the Special Meeting of Shareholders of the Fund, to be held at One World Financial Center, New York, New York 10281 on the 40th Floor at ___ A.M., New York time, on November 16, 1995, and any adjournments thereof (the "Meeting"). It is expected that this Proxy Statement and Prospectus will be mailed to shareholders on or about ____, 1995.

   At the Meeting, shareholders of the Fund will be asked to consider and vote upon approval of the Agreement and Plan of Reorganization, dated as of _____, 1995 (the "Reorganization Agreement"), by and among Oppenheimer New York Tax-Exempt Fund ("OPNY"), an open-end, management investment company, the Trust, on behalf of the Fund, and Quest for Value Advisors ("QVA"), investment adviser to the Fund, and the transactions contemplated by the Reorganization Agreement (the "Reorganization"). The Reorganization Agreement provides for the transfer of substantially all the assets of the Fund to OPNY in exchange for Class A shares of OPNY and the assumption by OPNY of certain liabilities of the Fund, the distribution of such shares of OPNY to shareholders of the Fund in complete liquidation of the Fund (excluding the Cash Reserve as defined in the Agreement and Plan of Reorganization) and the cancellation of the outstanding shares of the Fund. A copy of the Agreement and Plan of Reorganization is attached hereto as Exhibit A and is incorporated by reference herein. As a result of the proposed Reorganization, each shareholder of the Fund will receive that number of Class A shares of OPNY having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of the Fund. This transaction is being structured as a tax-free reorganization. See "Approval of the Reorganization."

OPNY currently offers Class A, Class B and Class C shares. Class A shares are sold with a sales charge imposed at the time of purchase (certain purchases aggregating $1.0 million or more are not subject to a sales charge, but may be subject to a contingent deferred sales charge ("CDSC") if redeemed within 18 months from the end of the calendar month when purchased); Class B shares are sold without a front-end sales charge but may be subject to a CDSC if redeemed within six years of the date of purchase; and Class C shares are sold without a front end sales charge but may be subject to a CDSC if not held for one year. Shareholders of the Fund will receive Class A shares of OPNY and no sales charge will be imposed on the OPNY Class A shares received by the Fund's shareholders.

   OPNY is a mutual fund that seeks the maximum current income exempt from Federal, New York State and New York City income taxes for individual investors that is consistent with preservation of capital. Under normal market conditions, OPNY invests at least 80% of its total assets in Municipal Obligations (as defined below) and at least 65% of its total assets in New York Municipal Obligations (as defined below). However, in times of unstable economic or market conditions, OPNY may deem it advisable to invest temporarily an unlimited amount of its total assets in certain taxable instruments. OPNY also uses hedging instruments to seek to reduce the risks of market fluctuations that affect the value of the securities it holds.

OPNY has filed with the U.S. Securities and Exchange Commission (the "SEC") a Registration Statement on Form N-14 (the "Registration Statement") relating to the registration of shares of OPNY to be offered to the shareholders of the Fund pursuant to the Reorganization Agreement. This Proxy Statement and Prospectus relating to the Reorganization also constitutes a Prospectus of OPNY filed as part of such Registration Statement. Information contained or incorporated by reference herein relating to OPNY has been prepared by and is the responsibility of OPNY. Information contained or incorporated by reference herein relating to the Fund has been prepared by and is the responsibility of the Fund.

   This Proxy Statement and Prospectus sets forth concisely information about OPNY that a prospective investor should know before voting on the Reorganization. The following documents have been filed with the SEC and are available without charge upon written request to Quest for Value Distributors ("QVD"), the general distributor for the Fund, at P. O. Box 3567, Church Street Station, New York, New York 10277-1296, or by calling the toll-free number for the Fund shown above: (i) a Prospectus for the Fund, dated December 1, 1994, and (ii) a Statement of Additional Information about the Fund, dated December 1, 1994 (the "Fund Additional Statement").

   The following documents have been filed with the SEC and are available without charge upon written request to the transfer and shareholder servicing agent for OPNY, Oppenheimer Shareholder Services ("OSS"), P.O. Box 5270, Denver, Colorado 80217, or by calling the toll-free number for OPNY shown above: (i) a Prospectus for OPNY dated August 29, 1995; (ii) a Statement of Additional Information about OPNY, dated August 29, 1995 (the "OPNY Additional Statement"), which contains more detailed information about OPNY and its management, and (iii) a Statement of Additional Information relating to the Reorganization described in this Proxy Statement and Prospectus (the "Additional Statement"), dated ____, 1995 and filed as part of the OPNY Registration Statement on Form N-14 which is incorporated herein by reference and includes, among other things, the Fund's Prospectus and Additional Statement and the OPNY Additional Statement.

Investors are advised to read and retain this Proxy Statement and Prospectus for future reference.

Shares of OPNY or the Fund are not deposits or obligations of any bank, are not guaranteed by any bank, are not insured by the FDIC or any other agency, and involve investment risks, including the possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Proxy Statement and Prospectus is dated _______, 1995.

                            TABLE OF CONTENTS
                     PROXY STATEMENT AND PROSPECTUS


COMPARATIVE FEE TABLES . . . . . . . . . . . . . . . . . . . . . . . .

SYNOPSIS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
  Parties to the Reorganization. . . . . . . . . . . . . . . . . . . .
  The Reorganization . . . . . . . . . . . . . . . . . . . . . . . . .
  Tax Consequences of the Reorganization . . . . . . . . . . . . . . .
  Investment Objectives and Policies . . . . . . . . . . . . . . . . .
  Investment Advisory and Distribution Plan Fees . . . . . . . . . . .
  Purchases, Exchanges and Redemptions . . . . . . . . . . . . . . . .

PRINCIPAL RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . .

APPROVAL OF THE REORGANIZATION (The Proposal). . . . . . . . . . . . .
  Background . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
  Acquisition Agreement. . . . . . . . . . . . . . . . . . . . . . . .
  Board Approval of the Reorganization . . . . . . . . . . . . . . . .
  The Reorganization . . . . . . . . . . . . . . . . . . . . . . . . .
  Tax Aspects of the Reorganization. . . . . . . . . . . . . . . . . .
  Capitalization Table (Unaudited) . . . . . . . . . . . . . . . . . .

COMPARISON BETWEEN OPNY AND THE FUND . . . . . . . . . . . . . . . . .
  Comparison of Investment Objectives, Policies and Restrictions . . .
  Special Investment Methods . . . . . . . . . . . . . . . . . . . . .
  Investment Restrictions. . . . . . . . . . . . . . . . . . . . . . .
  Additional Comparative Information . . . . . . . . . . . . . . . . .

INFORMATION CONCERNING THE MEETING . . . . . . . . . . . . . . . . . .
  General. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
  Record Date; Vote Required; Share Information. . . . . . . . . . . .
  Proxies. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
  Costs of the Solicitation and the Reorganization . . . . . . . . . .

MISCELLANEOUS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .
  Financial Information. . . . . . . . . . . . . . . . . . . . . . . .
  Public Information . . . . . . . . . . . . . . . . . . . . . . . . .

OTHER BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . . . . .

EXHIBIT A - Agreement and Plan of Reorganization, dated as of _____,
            1995, by and among Oppenheimer New York Tax-Exempt Fund, Quest for Value Family of Funds, on behalf of New York Tax-
            Exempt Fund, and Quest for Value Advisors. . . . . . . A-1

EXHIBIT B - Purchase Price Formula Pursuant to the Acquisition
            Agreement  . . . . . . . . . . . . . . . . . . . . . . . B-1

                         COMPARATIVE FEE TABLES

Shareholders pay certain expenses directly, such as sales charges and account transaction charges. The schedule of such charges is substantially the same for both OPNY and the Fund (collectively the "Funds"), except as noted below. Shareholders of the Fund will receive Class A shares of OPNY. OPNY also offers Class B and Class C shares.

                                              Oppenheimer New York
                                                 Tax-Exempt Fund
                                          Class A   Class B   Class C
Transaction Charges

Maximum Sales Charge on Purchases         4.75%     None      None
  (as a % of offering price)
Sales Charge on Reinvested Dividends      None      None      None
Deferred Sales Charge                     None(1)   5.0%(2)   1.0%(3)
  (as a % of the lower of the original
  purchase price or redemption proceeds)
Exchange Fee                              None      None      None

                                          New York Tax-Exempt Fund

Maximum Sales Charge on Purchases                   4.75%
  (as a % of offering price)
Sales Charge on Reinvested Dividends                None
Deferred Sales Charge                               None
  (as a % of the lower of the original
  purchase price or redemption proceeds)
Exchange Fee                                        $5.00

(1)If you invest more than $1 million in Class A shares, although you will generally not pay an initial sales charge, you may have to pay a sales charge of up to 1.0% if you sell your shares within 18 calendar months from the end of the calendar month during which you purchased those shares. This deferred sales charge will be waived for shares acquired in the Reorganization.

(2)If you redeem Class B shares within six years of the beginning of the month in which you purchase them, you may have to pay a contingent deferred sales charge starting at 5.0% in the first year and declining thereafter.

(3)If you redeem Class C shares within 12 months of the beginning of the calendar month of buying them, you may have to pay a 1.0% contingent deferred sales charge.

Expenses of the Fund and OPNY; Pro Forma Expenses

   The funds each pay a variety of expenses directly for management of their assets, administration, distribution of their shares and other services, and those expenses are reflected in the net asset value per share of each of OPNY and the Fund. The following calculations are based on the expenses of the Fund and Class A expenses of OPNY for the 6 months ended March 31, 1995 and the 12 months ended September 30, 1994. These amounts are shown as a percentage of the average net assets of the Fund and of Class A shares of OPNY for those periods (for the 6 months ended March 31, 1995, the percentages are annualized). The pro forma fees reflect what the fee schedule would have been at March 31, 1995 and September 30, 1994 if the Reorganization had occurred six months or twelve months, respectively, prior to those dates.

                              6 Months Ended March 31, 1995(1)12 Months Ended September 30, 1994
                            Oppenheimer                 Oppenheimer
                            New York Tax-  New York     New York Tax-   New York
                            Exempt Fund/   Tax-Exempt   Exempt Fund/    Tax-Exempt
                            Class A        Fund(2)      Class A         Fund(2)
Management Fee              0.52%          0.35%        0.51%           0.35%
12b-1 Fee                   0.24%          0.10%        0.24%           0.10%
Other Expenses              0.14%          0.55%        0.11%           0.55%

Total Fund Net Operating Expenses0.90%     1.00%        0.86%           1.00%

Total Fund Gross Operating Expenses0.90%   1.16%        0.86%           1.07%

                                          Pro Forma Combined Fund
                            6 Months Ended     12 Months Ended
                            March 31, 1995(1)  September 30, 1994

Management Fee              0.52%              0.51%
12b-1 Fee                   0.24%              0.24%
Other Expenses              0.14%              0.11%

Total Fund Operating Expenses0.90%             0.86%

(1)Annualized.


(2)"Management Fees" and "Other Expenses" have been restated to reflect certain voluntary expense limitations and waivers in effect since April 30, 1995: (a) a voluntary expense undertaking by QVA to limit the Fund's annualized operating expenses to no more than 1.00% of average daily net assets, and (b) a waiver of a portion of the management fee to effectuate such limitation. Expense limitations and waivers prior to April 30, 1995 were higher, with actual management fees charged representing 0.24% and 0.21%, respectively, of average daily net assets for the six months ended March 31, 1995 and the year ended September 30, 1994, respectively. Actual "Other Expenses" represented 0.56% and 0.47%, respectively, of average daily net assets for such six month and one-year periods, respectively. Without such voluntary expense limitations and waivers, the Fund's management fee would have been 0.50% of average daily net assets for each such period. "12b-1 Fees" have been restated to reflect the rate in effect since September 1, 1994. Actual 12b-1 fee payments were 0.10% and 0.01%, respectively, of average daily net assets for the six months ended March 31, 1995 and the year ended September 30, 1994, respectively. All percentages given for the six months ended March 31, 1995 have been annualized. Quest for Value Distributors, Inc. ("QVD"), the Fund's distributor, has no present intention of charging the full service fee of 0.25% of average annual net assets.

   Hypothetical Examples

   To attempt to show the effect of these expenses on an investment over time, the hypothetical examples shown below have been created. Assume that you make a $1,000 investment in either the Fund or OPNY or the new combined fund and that the annual return is 5% and that the operating expenses for each fund are the ones shown in the chart above for the 6 months ended March 31, 1995 and the 12 months ended September 30, 1994.


For the six months ended March 31, 1995, if you were to redeem your shares at the end of each period shown below, your investment would incur the following expenses by the end of each period shown:

                                6 months ended March 31, 1995
                         1 year     3 years    5 years    10 years
Oppenheimer New York
Tax-Exempt Fund
  Class A Shares         $56        $75        $ 95       $153

New York Tax-
Exempt Fund              $57        $78        $100       $164

Pro Forma Combined
Fund
  Class A Shares         $56        $75        $ 95       $153




If you did not redeem your investment, it would incur the following expenses:



                                6 months ended March 31, 1995
                         1 year     3 years    5 years    10 years
Oppenheimer New York
Tax-Exempt Fund
  Class A Shares         $56        $75        $95        $153

New York Tax-
Exempt Fund              $57        $78        $100       $164

Pro Forma Combined
Fund
  Class A Shares         $56        $75        $95        $153


For the 12 months ended September 30, 1994, if you were to redeem your shares at the end of each period shown below, your investment would incur the following expenses by the end of each period shown:

                             12 months ended September 30, 1994
                         1 year     3 years    5 years    10 years
Oppenheimer New York
Tax-Exempt Fund
  Class A Shares         $56        $74        $ 93       $149

New York Tax-
Exempt Fund              $57        $78        $100       $164

Pro Forma Combined
Fund
  Class A Shares         $56        $74        $ 93       $149


If you did not redeem your investment, it would incur the following expenses:

                             12 months ended September 30, 1994
                         1 year     3 years    5 years    10 years
Oppenheimer New York
Tax-Exempt Fund
  Class A Shares         $56        $74        $93        $149

New York Tax-
Exempt Fund              $57        $78        $100       $164

Pro Forma Combined
Fund
  Class A Shares         $56        $74        $93        $149


                                SYNOPSIS

The following is a synopsis of certain information contained or incorporated by reference in this Proxy Statement and Prospectus and presents key considerations for shareholders of the Fund to assist them in determining whether to approve the Reorganization. This synopsis is only a summary and is qualified in its entirety by the more detailed information contained or incorporated by reference in this Proxy Statement and Prospectus and the Exhibits hereto. Shareholders should carefully review this Proxy Statement and Prospectus and the Exhibits hereto in their entirety and, in particular, the current Prospectus of OPNY which accompanies this Proxy Statement and Prospectus and is incorporated by reference herein.

Parties to the Reorganization

OPNY is a diversified, open-end, management investment company organized as a Massachusetts business trust in 1984. OPNY is located at Two World Trade Center, New York, New York 10048-0203. Oppenheimer Management Corporation ("OMC") acts as investment adviser to OPNY. Oppenheimer Funds Distributor, Inc. ("OFDI"), a subsidiary of OMC, acts as the distributor of OPNY's shares. Additional information about OPNY is set forth below.

   The Fund, a non-diversified fund, is a series of Quest for Value Family of Funds (the "Trust"), an open-end, management investment company organized as a Massachusetts business trust in 1987. The Fund commenced operations on August 14, 1990. The Fund is located at One World Financial Center, New York, New York 10281. QVA acts as investment adviser to the Fund. QVD acts as the distributor of the Fund's shares. QVA and QVD are majority-owned subsidiaries of Oppenheimer Capital, an institutional investment manager. OMC is not related to Oppenheimer Capital, nor its affiliate, the brokerage firm Oppenheimer & Co., Inc. Additional information about the Fund is set forth below.

The Reorganization

The Reorganization Agreement provides for the transfer of substantially all the assets of the Fund to OPNY in exchange for Class A shares of OPNY and the assumption by OPNY of certain liabilities of the Fund. The Reorganization Agreement also provides for the distribution of OPNY Class A shares to the Fund shareholders in complete liquidation of the Fund (excluding the Cash Reserve). As a result of the Reorganization, each Fund shareholder will receive that number of full and fractional OPNY Class A shares equal in value to such shareholder's pro rata interest in the net assets transferred to OPNY as of the Valuation Date (as hereinafter defined). For further information about the Reorganization, see "Approval of the Reorganization" below.

For the reasons set forth below under "Approval of the Reorganization - Reasons for the Reorganization," the Board, including the trustees who are not "interested persons" of the Trust (the "Independent Trustees"), as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has concluded that the Reorganization is in the best interests of the Fund and its shareholders and that the interests of existing Fund shareholders will not be diluted as a result of the Reorganization, and recommends approval of the Reorganization by Fund shareholders. The Board of Trustees of OPNY has also approved the Reorganization and determined that the interests of the existing shareholders of OPNY will not be diluted as a result of the Reorganization. If the Reorganization is not approved, the Fund will continue in existence and the Board will determine whether to pursue alternative actions. "Approval of the Reorganization" sets forth certain information with respect to the background of the Reorganization, including other transactions and agreements entered into, or contemplated to be entered into, by OMC, QVA and their respective affiliates.

Approval of the Reorganization will require the affirmative vote of a majority of the outstanding shares of the Fund represented in person or by proxy at the Meeting and entitled to vote at the Meeting. See "Information Concerning the Meeting - Record Date; Vote Required; Share Information."

Tax Consequences of the Reorganization

As a condition to the closing of the Reorganization, the Fund and OPNY will have received an opinion to the effect that the Reorganization will qualify as a tax-free reorganization for Federal income tax purposes. As a result of such tax-free reorganization, no gain or loss would be recognized by the Fund, OPNY, or the shareholders of either fund for Federal income tax purposes as a result of the Reorganization. For further information about the tax consequences of the Reorganization, see "Approval of the Reorganization - Tax Aspects of the Reorganization" below.

Investment Objectives and Policies

The investment objectives of OPNY and the Fund are similar. OPNY seeks the maximum current income, and the Fund seeks as high a level of current income, exempt from Federal, New York State and New York City individual income taxes as is consistent with preservation of capital. Both funds seek their investment objective by investing, under normal market conditions, at least 80% of their respective total (as to OPNY) or net (as to the Fund) assets in Municipal Obligations, and at least 65% of their respective total (as to OPNY) or net (as to the Fund) assets in New York Municipal Obligations.

Municipal Obligations are debt obligations issued by states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities or multi-state agencies or authorities, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax. New York Municipal Obligations are obligations of the State of New York and its political subdivisions, and their respective agencies, authorities or instrumentalities, the interest from which is, in the opinion of bond counsel to the issuer, not subject to New York individual income tax.

   The Fund invests primarily in Municipal Obligations and New York Municipal Obligations rated investment grade or, if unrated, determined by QVA to be of comparable quality. No more than 25% of OPNY's total assets may be invested in Municipal Obligations rated below investment grade (or, if unrated, judged by OMC to be comparable to Municipal Obligations rated below investment grade).

   Each of the funds may also write covered calls (and, as to the Fund, write covered puts) to seek income, and may use options and futures (and as to OPNY, interest rate swaps) to establish a position in the securities market as a temporary substitute for purchasing individual securities. Each of the funds may use hedging instruments to try to manage investment risks. OPNY may also use certain derivative investments, such as inverse floating rate municipal bonds, to seek income.

Although the respective investment objectives of the Fund and OPNY are generally similar, shareholders of the Fund should consider certain differences in the policies, practices and restrictions employed to seek to achieve such objectives. See "Comparison Between OPNY and the Fund - Investment Objectives and Policies."

Investment Advisory and Distribution Plan Fees

The funds obtain investment management services from their investment advisers pursuant to the terms of their respective investment advisory agreements. The management fee is payable to the investment advisers monthly and is computed on the net asset value of each fund as of the close of business each day.

   OPNY pays a management fee which declines on additional assets as OPNY increases its assets, at the annual rate of 0.60% of the first $200 million of net assets, 0.55% of the next $100 million, 0.50% of the next $200 million, 0.45% of the next $250 million, 0.40% of the next $250 million, and 0.35% of net assets over $1 billion. The management fee payable by the Fund to QVA is at the annual rate of 0.50% of net assets.


   OPNY, for each of its Class A, Class B and Class C shares, and the Fund have each adopted separate service and/or distribution plans pursuant to Rule 12b-1 under the 1940 Act. Pursuant to the plans, Class A shares of OPNY are authorized to reimburse, and Class B and Class shares of OPNY and shares of the Fund are authorized to compensate, OFDI and QVD, respectively, on a quarterly basis for costs incurred by such distributor in connection with the distribution of shares and the servicing of shareholder accounts that hold the fund's shares. The current maximum annual fee payable by shares of OPNY and the Fund pursuant to their service and/or distribution plans is: (i) as to Class A shares of OPNY and shares of the Fund, a maximum annual 0.25% (as a service fee), (ii) as to Class B and Class C shares of OPNY, an annual 1.00% (consisting of a 0.25% service fee and 0.75% annual "asset-based sales charge"), respectively, of average annual net assets.

   Prior to September 1, 1994, QVD assumed all distribution-related expenses without compensation from the Fund. Since September 1, 1994, the Fund has paid QVD a service fee under the 12b-1 plan at the annual rate of 0.10% of average annual net assets.

Purchases, Exchanges and Redemptions

   Purchases. Purchases of shares of OPNY may be made through the distributor for OPNY or through any dealer, broker or financial institution that has a sales agreement with OFDI. Initial purchases of shares of the Fund must be made through a broker or dealer having a sales agreement with QVD; subsequent purchases may also be made directly through QVD by mailing payments to the Fund's transfer agent. In addition, a shareholder of OPNY may purchase shares automatically from an account at a domestic bank or other financial institution under the "OppenheimerFunds AccountLink" service. Class A shares of OPNY and shares of the Fund are sold subject to an initial sales charge. Class B and Class C shares of OPNY are generally sold without a front-end sales charge but may be subject to a CDSC upon redemption as described below. See "Comparative Fee Tables -- Transaction Charges," above for a complete description of such sales charges.

   The Class A shares of OPNY to be issued under the Reorganization Agreement will be issued by OPNY at net asset value without a sales charge. The sales charge on Class A shares of OPNY will only affect shareholders of the Fund to the extent that they desire to make additional purchases of Class A shares of OPNY in addition to the shares which they will receive as a result of the Reorganization. Future dividends and capital gain distributions of OPNY, if any, may be reinvested without sales charge into Class A shares of OPNY or of any other fund within the OppenheimerFunds family. OPNY has undertaken that any Fund shareholders entitled to a waiver of sales charges or an exemption from sales charges pursuant to Fund policy as stated in its Prospectus dated December 1, 1994 shall continue to be entitled to such waiver or exemption as a shareholder of OPNY after the Reorganization so long as they continue to meet the applicable eligibility criteria. Each other Oppenheimer fund shall also provide such waivers and exemptions upon implementation of appropriate prospectus disclosure.

   Exchanges. Shareholders of OPNY and the Fund may exchange their shares at net asset value for shares of the same class of mutual funds distributed by OFDI and QVD, respectively, subject to certain conditions. For purposes of the exchange privilege, shares without a class designation are considered as "Class A" shares. OPNY offers automatic exchange plans providing for systematic exchanges from OPNY of a specified amount for shares of the same class of other funds within the OppenheimerFunds family.

   Redemptions. Class A shares of OPNY (other than shares sold subject to the Class A CDSC) and shares of the Fund may be redeemed without charge at their respective net asset values per share calculated after the redemption order is received and accepted; however, certain large investments in Class A shares of OPNY that were exempt from the front-end sales charge upon purchase may be subject to a CDSC upon redemption. Such CDSC will be waived for shares issued pursuant to the Reorganization. See "Comparative Fee Tables - Transaction Charges," above. Class B shares of OPNY may be redeemed at their net asset value per share, subject to a maximum CDSC of 5.0% for redemptions occurring within six years of purchase. Class C shares of OPNY may be redeemed at their net asset value per share, subject to a CDSC of 1% if such shares are redeemed during the first 12 months following their purchase.

   Shareholders of OPNY may reinvest redemption proceeds of Class A shares on which an initial sales charge was paid, or Class B shares that were purchased by reinvesting dividends or distributions or that were subject to the Class B CDSC when redeemed, within six months of a redemption at net asset value in Class A shares of OPNY or any of numerous mutual funds within the OppenheimerFunds family. This reinvestment privilege is not available for Class C shares of OPNY. Shareholders of the Fund that reinvest redemption proceeds in another fund in the Quest Funds family within 60 days will be reinstated as a shareholder with the same privileges regarding the non-payment of sales charges that apply to exchanges. This reinvestment privilege may be exercised only once each calendar year.

Shareholders of the funds may redeem their shares by written request or by telephone request in certain stated amounts, or they may arrange to have share redemption proceeds wired, for a fee, to a pre-designated account at a U.S. bank or other financial institution that is an automated clearing house ("ACH") member. Checkwriting privileges on Fund shares and on Class A shares of OPNY are also available. Upon 30 days' notice, the Fund may redeem accounts that, because of redemptions, are valued at less than $500. OPNY may redeem accounts valued at less than $200 if the account has fallen below such stated amount for reasons other than market value fluctuations. OPNY and the Fund offer automatic withdrawal plans providing for systematic withdrawals of a specified amount from the fund account.

                         PRINCIPAL RISK FACTORS

   In evaluating whether to approve the Reorganization and invest in OPNY, shareholders should carefully consider the following summary of risk factors relating to both OPNY and the Fund, in addition to the other information set forth in this Proxy Statement and Prospectus. A more complete description of risk factors for each fund is set forth in the Prospectuses of the funds and their respective Statements of Additional Information. As a general matter, OPNY and the Fund are intended for investors seeking current income exempt from Federal and New York income tax and not for investors seeking capital appreciation. There is no assurance that either OPNY or the Fund will achieve its investment objective and investment in the funds is subject to investment risks, including the possible loss of the principal amount invested.

Investments in Municipal Obligations

   Both funds seek their investment objective by investing at least 80% of their respective total (as to OPNY) or net (as to the Fund) assets in Municipal Obligations and at least 65% of their total (as to OPNY) or net (as to the Fund) assets in New York Municipal Obligations.

   OPNY is classified as a diversified investment company under the 1940 Act while the Fund is a non-diversified investment company. As a result, the Fund may invest a larger proportion of its assets in the securities of a smaller number of issuers than OPNY and may therefore be subject to greater market risk and volatility than OPNY. Because both funds concentrate their investments in New York Municipal Obligations, a default or financial crisis relating to any of such issuers could adversely affect the market value and marketability of such obligations and the interest income and repayment of principal from them to the fund.

   The Fund invests primarily in Municipal Obligations rated at the time of purchase within the four highest ratings assigned by Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Corporation ("Standard & Poor's") or Fitch Investors Service, Inc. ("Fitch"), or, if unrated, determined by QVA to be of comparable quality. These ratings are referred to as "investment grade." The Fund expects to maintain liquidity through the purchase of short-term Municipal Obligations rated at the time of purchase within the two highest ratings of Moody's, Standard & Poor's or Fitch. OPNY may invest up to 25% of its total assets in Municipal Obligations rated below investment grade at the time of purchase, or, if unrated, determined by OMC to be of comparable quality to securities rated below investment grade. Municipal Obligations rated below investment grade have an increased credit risk that the issuer may not make interest or principal payments as they become due and are generally subject to greater fluctuations in market value than investment grade bonds. A subsequent downgrade in a rating to less than investment grade will not require either the Fund or OPNY to dispose of a security.

   Inverse Floaters and Other Derivatives Investments. OPNY may invest in inverse floating rate municipal bonds, a type of "derivative investment." In general, a derivative investment is a specially-designed investment whose performance is linked to the performance of another investment or security, such as an option, future or index. In the broadest sense, derivative investments include exchange-traded options and futures contracts, which both OPNY and the Fund may use for hedging purposes. Other derivative investments, such as inverse floaters, offer the potential for increased income and principal value. Yields on inverse floaters move in the opposite direction from short-term interest rates and typically change at a multiple of changes in such rates. A risk of inverse floaters is that their market value could be expected to vary to a much greater extent than the market value of other Municipal Obligations that are not derivative investments but that have similar credit quality, redemption provisions and maturities. OPNY anticipates that under normal circumstances it will invest no more than 10% of its total assets in inverse floaters.

Credit Risk and Interest Rate Risk

   The values of Municipal Obligations will vary as a result of changing evaluations by rating services and investors of the ability of the issuers of such securities to meet interest and principal payments. Such values will also change in response to changes in prevailing interest rates. Should interest rates rise, the values of outstanding fixed-rate Municipal Obligations will probably decline and (if purchased at principal amount) would sell at a discount. If interest rates fall, the values of outstanding fixed-rate Municipal Obligations will probably increase and (if purchased at principal amount) would sell at a premium. Changes in the values of fixed-rate Municipal Obligations owned by the Fund or OPNY arising from these or other factors will not affect interest income derived from those securities but will affect the Fund's and OPNY's net asset values per share.

Market Risk

   Neither OPNY nor the Fund will invest 25% or more of its total assets in any one industry. It is possible that the Fund from time to time will invest more than 25% of its total assets in a particular segment of the municipal securities market, such as hospital revenue bonds, housing agency bonds, industrial development bonds or airport bonds, or in securities the interest on which is paid from revenues of a similar type of project. In such circumstances, economic, business, political or other changes affecting one bond (such as proposed legislation affecting the financing of a project; shortages or price increases of needed materials; or declining markets or needs for the projects) might also affect other bonds in the same segment, thereby potentially increasing market risk. OPNY will not invest more than 25% of its total assets in securities paying interest from revenues of similar types of projects. Neither the Fund nor OPNY will invest more than 25% of its respective total assets in securities of issuers located in the same state (other than New York).


Repurchase Agreements

   The funds may enter into repurchase agreements of seven days or less without limit and may invest up to 10% of their respective net assets in repurchase agreements having a maturity beyond seven days. Repurchase agreements must be fully collateralized. However, if the vendor fails to pay the resale price on the delivery date, the funds may experience costs or delays in disposing of the collateral and may experience losses if there is any delay in doing so. The Fund has no present intention of entering into repurchase agreements.

Options, Futures and Interest Rate Swaps

   The funds may purchase and sell certain kinds of put and call options and futures on debt securities and broadly-based municipal bond indices. OPNY may also enter into interest rate swap agreements with respect to securities it holds, for hedging purposes. These instruments are all referred to as "hedging instruments". The funds may use certain of these instruments, such as writing covered call and put options, to generate income in the form of premiums received from the purchaser of the option. Hedging instruments and their special risks are described below in "Comparison Between OPNY and the Fund".

Loans of Portfolio Securities

   To attempt to raise its income, OPNY may lend its portfolio securities to certain types of eligible borrowers approved by the Board of Trustees. Each loan must be collateralized in accordance with applicable regulatory requirements. After any loan, the value of the securities loaned must not exceed 25% of the value of OPNY's total assets. There are some risks in connection with securities lending. OPNY might experience a delay in receiving additional collateral to secure a loan, or a delay in recovery of the loaned securities. OPNY presently does not intend to engage in loans of securities in excess 5% of the value of its total assets. The Fund is authorized to lend its portfolio securities, but has no present intention of doing so.

                     APPROVAL OF THE REORGANIZATION
                             (The Proposal)

Background

   Oppenheimer Capital, the parent of QVA, the current investment adviser to the Trust, in the course of a review of its business, recently concluded that it should concentrate on its core investment management business and not continue in the retail distribution of mutual funds. The retail mutual fund market requires significant assets per fund and in the aggregate for a mutual fund family to cover normal costs, significant capital investment in new products and services, financing for Class B and Class C shares and sales support. Certain funds advised by QVA other than the Fund offer Class B and Class C shares. Consequently, it has become increasingly difficult for relatively small mutual fund operations, with assets less than $10 billion, to compete. Sometime after this determination was made, representatives of OMC approached Oppenheimer Capital about acquiring certain of its mutual fund assets.
Representatives of OMC, Oppenheimer Capital, QVD and QVA held meetings beginning in April, 1995. Following the negotiation of the terms of an acquisition agreement and related agreements, an acquisition agreement (the "Acquisition Agreement") was executed by OMC, Oppenheimer Capital, QVD and QVA on August 17, 1995.

The Reorganization described in this Proxy Statement and Prospectus is one aspect of the overall Acquisition (as hereinafter defined) contemplated by the Acquisition Agreement described below. The consummation of the Acquisition is one condition, among others, to the closing of the Reorganization. Accordingly, unless the parties otherwise agree, the Reorganization may not be effected, despite shareholder approval, if the Acquisition does not close. In such case, the Fund will continue in existence and the Board will take such further action as it, in its discretion, deems necessary or advisable.

Acquisition Agreement

   The Acquisition Agreement contemplates the sale to OMC of substantially all the assets (the "Purchased Assets") of QVA, QVD and Oppenheimer Capital (collectively, the "Companies") relating to twelve Quest For Value mutual funds (the "Acquired Funds") and the assumption by OMC of certain liabilities of the Companies with respect to the Acquired Funds (the "Assumed Liabilities") (the foregoing, the "Acquisition"). The Acquisition Agreement contemplates that six of the Acquired Funds (including the Fund) will be reorganized with certain mutual funds currently advised by OMC (the "Reorganized Funds") and the remaining six Acquired Funds will enter into investment advisory agreements with OMC (or its designee) and OMC (or its designee) will thereupon enter into subadvisory agreements with QVA for the benefit of each such fund (the "Continuing Funds").

   The purchase price for the Purchased Assets will be calculated pursuant to the formula set forth in Exhibit B hereto. If the Acquisition had been consummated on July 31, 1995, QVA estimates that the purchase price (which includes the initial purchase payment payable at closing, the amount of certain assumed liabilities, certain commissions and deferred cash payment) would have been approximately $50 million. The actual purchase price may be lower depending upon changes in the net asset value of the Acquired Funds.

   A condition to OMC's obligation to close under the Acquisition Agreement (the "Acquisition Closing") is the approval of the reorganizations of the Reorganized Funds (including the Reorganization described in this Proxy Statement and Prospectus) and approval of the investment advisory agreements and subadvisory agreements with the Continuing Funds by shareholders that have in the aggregate at least 75% of the closing net assets of all Acquired Funds. A condition to the obligation of the Companies to close under the Acquisition Agreement (which condition has been satisfied) is that the directors or trustees of the Continuing Funds and the Reorganized Funds have adopted a resolution that for a period of three years after the Acquisition Closing, at least 75% of the members of the board of each such fund will not be "interested persons" (as defined in the 1940 Act) of the investment adviser or sub-adviser of such fund or "interested persons" of QVA (as defined in the 1940 Act), the predecessor investment adviser as to the Continuing Funds. The Acquisition Agreement sets forth certain other conditions.

   The Companies have each agreed pursuant to an Agreement Not To Compete not to sponsor, manage or distribute any open-end or closed-end management investment company registered under the 1940 Act or any similar law in Canada (except for certain identified investment companies or types of investment companies) and not to sell, underwrite or assist in the distribution of shares of any such funds for a period to end on the earlier of (i) the third anniversary of the date on which there is no effective sub-advisory agreement between OMC and QVA or (ii) the eighth anniversary of the Acquisition Closing. OMC and the Companies have agreed to indemnify the other party for certain liabilities.

Board Approval of the Reorganization

At its meeting on June 22, 1995, the Board, including the Independent Trustees, unanimously approved the Reorganization and the Reorganization Agreement, determined that the Reorganization is in the best interests of the Fund and its shareholders and resolved to recommend that Fund shareholders vote for approval of the Reorganization. The Board further determined that the Reorganization would not result in dilution of the Fund's shareholders' interests.

   In evaluating the Reorganization, the Board requested and reviewed, with the assistance of independent legal counsel, materials furnished by OMC and QVA. These materials included financial statements as well as other written information regarding OMC and its personnel, operations, and financial condition. The Board also reviewed the same type of information about QVA. Consideration was given to comparative information concerning other mutual funds with similar investment objectives, including information prepared by Lipper Analytical Services, Inc. and Management Practice, Inc. The Board also considered information with respect to the relative performance of the funds. The Board also reviewed and discussed the terms and provisions of the investment advisory agreement pursuant to which OMC provides management services to OPNY and compared it to the existing management arrangements for the Fund as well as the management arrangements of other mutual funds, particularly with respect to the allocation of various types of expenses, levels of fees and resulting expense ratios.

In reaching its determination, the Board gave careful consideration to the following factors, among others: the Reorganization would afford the shareholders of the Fund the capabilities and resources of OMC and its affiliates in the area of investment management, distribution, shareholder servicing and marketing; the ability of the shareholders of the Fund to exchange their shares for a wider variety of portfolios within the OppenheimerFunds family with differing investment objectives than are currently available to shareholders of the Fund; the terms and conditions of the Reorganization (including that there would be no sales charge imposed in effecting the Reorganization, that the Reorganization was intended to qualify as a tax-free exchange, and that all expenses of the Reorganization would be paid by QVA and OMC in the amounts incurred by the respective fund); and the substantial similarity of the investment objectives, policies and methods of the Fund and OPNY.

   The Board also considered that the Class A annual operating expenses of OPNY are lower, as a percentage of assets, and would be lower on a pro forma basis after giving effect to the Reorganization, than the operating expenses of the Fund, which will result in a savings to Fund shareholders. See "Comparative Fee Tables - Expenses of the Fund and OPNY; Pro Forma Expenses," above.

In addition, the Board determined that the purchase, exchange and redemption procedures and privileges provided by OPNY are comparable to those of the Fund and that Fund shareholders currently exempt from payment of certain transaction-based sales charges will continue to be so exempt as shareholders of OPNY.

   The OPNY Board of Trustees, including the trustees who are not "interested persons" of OPNY, unanimously approved the Reorganization and the Reorganization Agreement and determined that the Reorganization is in the best interests of OPNY and its shareholders. The OPNY Board further determined that the Reorganization would not result in dilution of the OPNY shareholders' interests. The OPNY Board considered, among other things, that an increase in OPNY's asset base as a result of the Reorganization could benefit OPNY shareholders due to the economies of scale available to a larger fund.

The Reorganization

   The following summary of the Reorganization Agreement is qualified in its entirety by reference to the Reorganization Agreement (a copy of which is set forth in full as Exhibit A to this Proxy Statement and Prospectus). The Reorganization Agreement contemplates a reorganization under which (i) substantially all of the assets of the Fund would be transferred to OPNY in exchange for Class A shares of OPNY and the assumption by OPNY of certain liabilities of the Fund, (ii) the Class A shares of OPNY would be distributed among shareholders of the Fund in complete liquidation of the Fund (excluding the Cash Reserve), and (iii) the outstanding shares of the Fund would be cancelled. Prior to the Closing Date (as hereinafter defined), the Fund will endeavor to discharge all of its liabilities and obligations when and as due prior to such date. OPNY will not assume any liabilities or obligations of the Fund other than those reflected on an unaudited statement of assets and liabilities of the Fund prepared as of the Valuation Date and that are agreed to by OPNY. In this regard, the Fund will retain a cash reserve (the "Cash Reserve") in an amount which is deemed sufficient in the discretion of the Board for the payment of (a) the Fund's expenses of liquidation and (b) the Fund's liabilities, other than those assumed by OPNY. The number of full and fractional Class A shares of OPNY to be issued to the Fund will be determined on the basis of their relative net asset values per share, computed as of the close of business of the New York Stock Exchange, Inc. on the business day preceding the Closing Date (the "Valuation Date"). The Closing Date for the Reorganization will be the date of the closing of the Acquisition under the Acquisition Agreement (or such other date as may be mutually agreed upon in writing).

OMC will utilize the valuation procedures set forth in the Prospectus and Statement of Additional Information of OPNY to determine the value of the Fund's assets to be transferred to OPNY pursuant to the Reorganization, the value of OPNY's assets and the net asset value of Class A shares of OPNY. Such values will be computed by OMC as of the Valuation Date in a manner consistent with its regular practice in pricing OPNY.

   The Reorganization Agreement provides for coordination between the funds as to their respective portfolios so that, on and after the Closing Date, OPNY will be in compliance with all of its investment policies and restrictions. The Fund will recognize capital gain or loss on any sales made pursuant to this condition. As noted in "Tax Aspects of the Reorganization" below, if the Fund realizes net gain from the sale of securities, such gain, to the extent not offset by capital loss carry-forwards, will be distributed to shareholders prior to the Closing Date and will be taxable to shareholders as capital gain.

Contemporaneously with the closing, the Fund will be liquidated (except for the Cash Reserve as defined in the Agreement and Plan of Reorganization included as Exhibit A to this proxy statement and prospectus) and the Fund will distribute or cause to be distributed pro rata to Fund shareholders of record as of the close of business on the Valuation Date the full and fractional Class A shares of OPNY received by the Fund. Upon such liquidation, all issued and outstanding shares of the Fund will be cancelled on the Fund's books and Fund shareholders will have no further rights as shareholders of the Fund. To assist the Fund in the distribution of OPNY shares, OPNY will, in accordance with a shareholder list supplied by the Fund, cause OPNY's transfer agent to credit and confirm an appropriate number of Class A shares of OPNY to each shareholder of the Fund. Certificates for shares of OPNY will be issued upon written request of a former shareholder of the Fund but only for whole shares with fractional shares credited to the name of the shareholder on the books of OPNY. Former shareholders of the Fund who wish certificates representing their shares of OPNY must, after receipt of their confirmations, make a written request to Oppenheimer Shareholder Services, P.O. Box 5270, Denver, Colorado 80217. Shareholders of the Fund holding certificates representing their shares will not be required to surrender their certificates to anyone in connection with the Reorganization. After the Reorganization, however, it will be necessary for such shareholders to surrender such certificates in order to redeem, transfer or exchange any shares of OPNY. After the closing of the Reorganization, the Fund will not conduct any business expect in connection with the winding up of its affairs.

Under the Reorganization Agreement, within one year after the Closing Date, the Fund shall: either (i) transfer any remaining amount of the Cash Reserve to OPNY, if such remaining amount is not material (as defined below) or (ii) distribute such remaining amount to the shareholders of the Fund who were such on the Valuation Date. Such remaining amount shall be deemed to be material if the amount to be distributed, after deducting the estimated expenses of the distribution, equals or exceeds one cent per share of the number of Fund shares outstanding on the Valuation Date.

   The consummation of the Reorganization is subject to the conditions set forth in the Reorganization Agreement, including, without limitation, approval of the Reorganization by the Fund's shareholders.
Notwithstanding approval of the Fund's shareholders, the Reorganization may be terminated at any time at or prior to the Closing Date: (i) by mutual written consent of the Trust, on behalf of the Fund, and OPNY, (ii) by the Trust, on behalf of the Fund, or OPNY if the closing shall not have occurred on or before February 29, 1996, or (iii) by the Trust, on behalf of the Fund, or OPNY upon a material breach by the other (and, with respect to termination by OPNY, a material breach by QVA) of any representation, warranty, covenant or agreement contained therein to be performed on or prior to the Closing Date, if a condition therein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met prior to the Closing Date, or the Acquisition is not consummated. Termination of the Reorganization Agreement will terminate all obligations of the parties thereto (other than a confidentiality obligation of OPNY with respect to information relating to the Fund and the obligation of OPNY to return certain books and records to the Fund) without liability except, in the event of a termination pursuant to (iii) above, any party in breach (other than a breach due to Fund shareholders not approving the Reorganization) of the Reorganization Agreement (or the Acquisition Agreement, if applicable) will, upon demand, reimburse the non-breaching party for all reasonable out-of-pocket fees and expenses incurred in connection with the transactions contemplated by the Reorganization Agreement.

   Approval of the Reorganization will require the vote specified below in "Information Concerning the Meeting - Record Date; Vote Required; Share Information." If the Reorganization is not approved by the shareholders of the Fund, the Trustees of the Trust will consider other possible courses of action.

Tax Aspects of the Reorganization

   At or prior to the Closing Date, the Fund will declare a dividend in an amount large enough so that it will have declared a dividend of all of its investment company taxable income, net tax-exempt income and net capital gain, if any, for the taxable period ending with its dissolution (determined without regard to any deduction for dividends paid). Such dividends will be included in the taxable income of the Fund's shareholders as ordinary income and capital gain, respectively.

   The exchange of the assets of the Fund for Class A shares of OPNY and the assumption by OPNY of certain liabilities of the Fund is intended to qualify for Federal income tax purposes as a tax-free reorganization under
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). The Fund has represented to Price Waterhouse LLP, tax adviser to the Fund, that to the Fund's best knowledge, there is no plan or intention by any Fund shareholder who owns 5% or more of the Fund's outstanding shares, and, to the Fund's best knowledge, there is no plan or intention on the part of the remaining Fund shareholders, to redeem, sell, exchange or otherwise dispose of a number of OPNY shares received in the transaction that would reduce the Fund shareholders' ownership of Class A shares of OPNY to a number of shares having a value, as of the Closing Date, of less than 50% of the value of all the formerly outstanding Fund shares as of the same date. The Fund and OPNY have each further represented to Price Waterhouse LLP the fact that, as of the Closing Date, the Fund and OPNY will qualify as regulated investment companies or will meet the diversification test of Section 368(a)(2)(F)(ii) of the Code.

   As a condition to the closing of the Reorganization, OPNY and the Fund will receive the opinion of Price Waterhouse LLP to the effect that, based on the Reorganization Agreement, the above representations and such other representations as Price Waterhouse LLP shall reasonably request, existing provisions of the Code, Treasury Regulations issued thereunder, current Revenue Rulings, Revenue Procedures and court decisions, for Federal income tax purposes:

     1. The transfer of substantially all of the Fund's assets in exchange for Class A shares of OPNY and the assumption by OPNY of certain identified liabilities of the Fund followed by the distribution by the Fund of Class A shares of OPNY to the Fund shareholders in exchange for their Fund shares will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code, and the Fund and OPNY will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

     2. Pursuant to Section 1032 of the Code, no gain or loss will be recognized by OPNY upon the receipt of the assets of the Fund solely in exchange for Class A shares of OPNY and the assumption by OPNY of the identified liabilities of the Fund.

     3. Pursuant to Section 361(a) of the Code, no gain or loss will be recognized by the Fund upon the transfer of the assets of the Fund to OPNY in exchange for Class A shares of OPNY and the assumption by OPNY of the identified liabilities or upon the distribution of Class A shares of OPNY to the Fund shareholders in exchange for the Fund shares.

     4. Pursuant to Section 354(a) of the Code, no gain or loss will be recognized by the Fund shareholders upon the exchange of the Fund shares for the Class A shares of OPNY.

     5. Pursuant to Section 358 of the Code, the aggregate tax basis for Class A shares of OPNY received by each Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Fund shares held by each such Fund shareholder immediately prior to the Reorganization.

     6. Pursuant to Section 1223 of the Code, the holding period of Class A shares of OPNY to be received by each Fund shareholder will include the period during which the Fund shares surrendered in exchange therefor were held (provided such Fund shares were held as capital assets on the date of the Reorganization).

     7. Pursuant to Section 362(b) of the Code, the tax basis of the assets of the Fund acquired by OPNY will be the same as the tax basis of such assets of the Fund immediately prior to the Reorganization.

     8. Pursuant to Section 1223 of the Code, the holding period of the assets of the Fund in the hands of OPNY will include the period during which those assets were held by the Fund.

   OPNY will succeed to and take into account the items of the Fund described in Section 381(a) of the Code, including the earnings and profits, or deficit in earnings and profits, of the Fund as of the date of the transaction. OPNY will take these items into account subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and applicable regulations thereunder.

Shareholders of the Fund should consult their tax advisers regarding the effect, if any, of the Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the Federal income tax consequences of the Reorganization, shareholders of the Fund should also consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

Capitalization Table (Unaudited)

The table below sets forth the capitalization of OPNY and the Fund and indicates the pro forma combined capitalization as of March 31, 1995 as if the Reorganization had occurred on that date.

                                                            Net Asset
                                            Shares          Value
                           Net Assets       Outstanding     Per Share
Oppenheimer New York
Tax-Exempt Fund*
   Class A Shares          $668,475,384     54,841,749      $12.19
   Class B Shares          $ 83,030,017      6,808,905      $12.19

New York Tax-Exempt
Fund                       $30,705,617       2,901,816      $10.58

Pro Forma Combined
Fund**
   Class A Shares          $699,181,001     57,360,668      $12.19
   Class B Shares          $ 83,030,017      6,808,905      $12.19

------------------
    *Class C shares of OPNY were first publicly offered August 29, 1995. Accordingly, information with respect to Class C shares of OPNY is not reflected in the table above.

** Reflects issuance of 2,518,919 Class A shares of OPNY in a tax-free exchange for the net assets of the Fund, aggregating $30,705,617 for shares of the Fund.

The pro forma ratio of expenses to average annual net assets of the combined funds at March 31, 1995 would have been 0.90% with respect to Class A shares and 1.67% with respect to Class B shares.

                  COMPARISON BETWEEN OPNY AND THE FUND

   Comparative information about OPNY and the Fund is presented below. More complete information about OPNY and the Fund is set forth in their respective Prospectuses (which, as to OPNY, accompanies this Proxy Statement and Prospectus and is incorporated herein by reference), and in their Statements of Additional Information. To obtain additional copies, see "Miscellaneous - Public Information."

Comparison of Investment Objectives, Policies and Restrictions

   As their investment objective, OPNY seeks the maximum current income, and the Fund seeks as high a level of current income, exempt from Federal, New York State and New York City individual income taxes as is consistent with preservation of capital. Both funds seek their investment objective by investing, under normal market conditions, at least 80% of total (as to OPNY) or net (as to the Fund) assets in Municipal Obligations, and at least 65% of total (as o OPNY) or net (as to the Fund) assets in New York Municipal Obligations.

Municipal Obligations are debt obligations issued by or on behalf of the states, the District of Columbia, their political subdivisions or any commonwealths, territories or possessions of the United States, or their respective agencies, instrumentalities or authorities, the interest from which is not subject to Federal individual income tax in the opinion of bond counsel to the respective issuer at the time of issue. New York Municipal Obligations are obligations of the State of New York and its political subdivisions, and their respective agencies, authorities or instrumentalities, the interest from which is, in the opinion of bond counsel to the issuer, not subject to New York individual income tax.

   Dividends paid by either fund derived from interest attributable to New York Municipal Obligations (except for market discount) will be exempt from Federal and New York individual income taxes. Any dividends derived from short-term capital gains or net investment income on taxable investments will be taxable as ordinary income (and any long-term capital gains distributions will be taxable as long-term capital gains) when distributed to shareholders.

   Under normal market conditions, OPNY may invest up to 20% of its assets in taxable investments, including certain temporary defensive investments, hedging instruments, repurchase agreements and private activity municipal securities (the interest from which may be subject to Federal alternative minimum tax). In times of unstable economic or market conditions, both funds may assume a temporary defensive position by investing some or all of their assets in taxable money market instruments, including repurchase agreements. To the extent either fund assumes a temporary defensive position, a portion of its distributions may be subject to Federal and state income taxes and it may not achieve its objective.

   The Fund invests primarily in Municipal Obligations rated at the time of purchase within the four highest ratings assigned by Moody's, Standard & Poor's or Fitch. These ratings are referred to as "investment grade." The Fund expects to maintain liquidity through the purchase of short-term Municipal Obligations rated at the time of purchase within the two highest ratings assigned by Moody's, Standard & Poor's or Fitch. OPNY may invest up to 25% of its total assets in Municipal Obligations rated less than investment grade at the time of purchase, or, if unrated, determined by OMC to be of comparable quality to securities rated below investment grade. Municipal Obligations rated less than investment grade have an increased credit risk that the issuer may not make interest or principal payments as they become due and are generally subject to greater fluctuations in market value than investment grade bonds. A subsequent downgrade in a rating to less than investment grade will not require either the Fund or OPNY to dispose of a security.

   Floating Rate and Variable Rate Obligations. Some of the Municipal Obligations both funds may purchase may have variable or floating interest rates. Variable rates are adjustable at stated periodic intervals. Floating rates are automatically adjusted when there is a change in a specified market rate, such as the percentage of the prime rate of a bank, or the 90-day U.S. Treasury Bill rate. Such obligations may be secured by bank letters of credit or other credit support arrangements.

   Inverse Floaters. OPNY may invest in inverse floating variable rate municipal bonds, a type of derivative investment, because they offer the potential for increased income and principal value. See "Principal Risk Factors - Inverse Floaters and Other Derivative Instruments," above. OPNY anticipates that under normal circumstances it will invest no more than 10% of its total assets in inverse floaters.

   Municipal Lease Obligations. Both the Fund and OPNY may invest in municipal lease obligations. Certain lease obligations contain "non-appropriation" clauses. Consequently, continued lease payments on those lease obligations are dependent on future legislative actions. Certain of these lease obligations may be deemed to be "illiquid" securities and their purchase would be limited as described below in "Special Investment Methods - Illiquid and Restricted Securities."

   Participation Interests. Both funds may purchase participation interests in Municipal Obligations. Participation interests are primarily dependent upon the creditworthiness of the borrower for payment of interest and principal. Certain participation interests, other than those with puts exercisable within seven days, may be illiquid. See "Special Investment Methods - Illiquid and Restricted Securities," below.

   Non-Diversification. The Fund is classified as a "non-diversified" investment company under the 1940 Act so that the proportion of its assets that may be invested in the securities of a single issuer is not limited by the 1940 Act. OPNY is a "diversified" investment company. However, both the Fund and OPNY intend to conduct their operations so that each will qualify as a "regulated investment company" for purposes of the Internal Revenue Code, which will relieve both funds from liability for Federal income tax to the extent that more than 90% of their respective earnings are distributed to shareholders. Among the requirements for qualification as a "regulated investment company" are that: (1) not more than 25% of the market value of the fund's total assets will be invested in the securities of a single issuer, and (2) with respect to 50% of the market value of the fund's total assets, not more than 5% of the market value of its total assets may be invested in the securities of a single issuer and the fund must not own more than 10% of the outstanding voting securities of a single issuer.

Special Investment Methods

OPNY and the Fund may use the special investment methods summarized below.

   When-Issued Securities. Both funds may purchase Municipal Obligations at a stated price and yield on a "when-issued" basis, that is, for delivery to the fund upon issuance, which may be later than the normal settlement date for such securities. The funds generally would not pay for such securities or start earning interest on them until they are received. At time of delivery, the value of the securities may be more or less than their value at the time of the transaction. Failure of the issuer to deliver a security purchased by a fund on a when-issued basis may result in the fund missing an opportunity to make an alternative investment. The funds will maintain cash, U.S. Government securities or other liquid high grade debt obligations in a segregated account with its custodian bank equal in value to its respective obligation to purchase such securities.

   Stand-By Commitments and Puts. The funds may acquire "stand-by commitments" or "puts" with respect to Municipal Obligations held in their portfolios. Under a stand-by commitment or put option, a fund would have the right to sell specified securities at a specified price on demand to the issuing broker-dealer or bank. The funds will acquire stand-by commitments or puts solely to facilitate portfolio liquidity and do not intend to exercise their rights thereunder for trading purposes.

   Illiquid and Restricted Securities. Investments may be illiquid because of the absence of an active trading market, making it difficult to value them or dispose of them promptly at an acceptable price. OPNY and the Fund will not invest more than 10% of their respective net assets in illiquid or restricted securities. Illiquid securities include repurchase agreements maturing in more than seven days, or certain participation interests other than those with puts exercisable within seven days.

Hedging. As described below, both OPNY and the Fund may purchase and sell certain kinds of futures contracts, put and call options, and options on futures. OPNY may (but the Fund cannot) enter into interest rate swap agreements with respect to securities held by it. These are all referred to as "hedging instruments." The funds do not use hedging instruments for speculative purposes. OPNY may only purchase a call or put if, after such purchase, the value of all call and put options held by OPNY would not exceed 5% of OPNY's total assets. Other limits on the use of hedging instruments are described in the funds' Prospectuses and Statements of Additional Information.

   Some of these hedging strategies, such as selling futures, buying puts and writing covered calls, hedge the funds' portfolio against price fluctuations. Other hedging strategies, such as buying futures and call options and writing put options, tend to increase the funds' exposure to the securities market. Writing put options or covered call options may also provide income to the fund for liquidity purposes or raise cash for the fund to distribute to shareholders. OPNY may purchase interest rate swaps where OPNY and another party exchange their right to receive or their obligation to pay interest on a security. OPNY may not enter into swaps with respect to more than 25% of its total assets.

The use of hedging instruments requires special skills and knowledge of investment techniques that are different than those required for normal portfolio management. If the investment adviser to the fund uses a hedging instrument at the wrong time or judges market conditions incorrectly, hedging strategies may reduce the fund's return. The fund could also experience losses if the prices of its futures and options positions were not correlated with its other investments or if it could not close out a position because of an illiquid market for the future or option. Options trading involves the payment of premiums and has special tax effects on the fund. There are also special risks in particular hedging strategies. If a covered call written by the fund is exercised on an investment that has increased in value, the fund will be required to sell the investment at the call price and will not be able to realize any profit if the investment has increased in value above the call price. Interest rate swaps are subject to credit risks (if the other party fails to meet its obligations) and also to interest rate risks. OPNY could be obligated to pay more under its swap agreements than it receives under them, as a result of interest rate changes.

Investment Restrictions

Both OPNY and the Fund have certain investment restrictions that, together with their respective investment objectives, are fundamental policies changeable only by shareholder approval. Their investment restrictions are substantially the same, except as follows.

OPNY cannot:

1. borrow money in excess of 10% of the value of its total assets or make any investment when borrowings exceed 5% of the value of its total assets; it may borrow only as a temporary measure for extraordinary or emergency purposes;

2. with respect to 75% of its total assets, invest more than 5% of the value of its total assets in the securities of any one issuer nor acquire more than 10% of the total value of the outstanding voting securities of any one issuer (in both cases, this restriction does not apply to securities of the U.S. Government or its agencies or instrumentalities);

   3. pledge, mortgage or otherwise encumber any of its assets to secure a debt (except for collateral arrangements for premium and margin payments in connection with hedging instruments);

   4. invest in securities that must be registered under the Securities Act of 1933 prior to sale; or

   5. invest in securities of any other investment company, except in connection with a merger of another investment company.

The Fund cannot:

1. borrow money in excess of 1/3 of the value of its total assets (the Fund may borrow from banks only as a temporary measure for extraordinary or emergency purposes and will make no additional investments while such borrowings exceed 5% of its total assets); or

   2. pledge or encumber assets in excess of 10% net assets.

Additional Comparative Information

General

For a discussion of the organization and operation of OPNY, including brokerage practices, see "Investment Objective and Policies" and "How the Fund is Managed" in OPNY's current prospectus and "Brokerage Policies of the Fund" in the OPNY current Statement of Additional Information. For a discussion of the organization and operation of the Fund, including brokerage practices, see "Investment Objectives of the Fund," "Investment Restrictions and Techniques," "Investment Management Agreement" and "Additional Information" in the Fund's current prospectus.

Financial Information

For certain financial information about OPNY and the Fund, see (as to OPNY) "Financial Highlights" and "Performance of the Fund" in the OPNY current prospectus and (as to the Fund) "Financial Highlights" in the Fund current prospectus.

Management of OPNY and the Fund

For information about the management of OPNY and the Fund, including their respective Boards of Trustees, investment advisers, portfolio managers and distributors, see (as to OPNY) "Expenses" and "How the Fund is Managed" in the OPNY current prospectus and (as to the Fund) "Investment Management Agreement," Distribution Plan," "Portfolio Transactions and Turnover" and "Additional Information" in the Fund current prospectus.

Description of Shares of OPNY and the Fund

   Each share of OPNY represents an interest in the fund proportionately equal to the interest of each other share of the same class and entitles the holder to one vote per share (and a fractional vote for a fractional share) on matters submitted to shareholders' vote at shareholders' meetings. Shareholders of OPNY vote together in the aggregate on certain matters at shareholders' meetings, such as the election of Trustees and ratification of appointment of auditors for the fund. Shareholders of a particular class vote separately on proposals which affect that class, and shareholders of a class which is not affected by that matter are not entitled to vote on the proposal. Shares do not have cumulative voting rights or preemptive or subscription rights. Shares may be voted in person or by proxy. OPNY is not required to hold, and does not plan to hold, regular annual meetings of shareholders. OPNY currently has three classes of shares, Class A, Class B and Class C. Each class invests in the same investment portfolio. Each class has its own dividends and distributions, and pays certain expenses which may be different for the different classes. Shares are freely transferrable.

   For further information about the classes of shares of OPNY, and a description of shares of the Fund, including voting rights, restrictions on disposition and potential liability associated with their ownership, see (as to OPNY) "How the Fund is Managed" in the OPNY current prospectus and Statement of Additional Information and (as to the Fund) "Additional Information" in the Fund current prospectus.

Dividends, Distributions and Taxes

Both funds declare dividends from net investment income daily, distribute dividends monthly, and distribute any net short-term or long-term capital gains annually. For a discussion of the policies of OPNY and the Fund with respect to dividends and distributions, and a discussion of the tax consequences of an investment in OPNY and the Fund, see (as to OPNY) "Dividends, Capital Gains and Taxes" in the OPNY current prospectus and (as to the Fund) "Dividends and Distributions" and "Tax Status" in the Fund current prospectus.

Purchases, Redemptions and Exchanges of Shares

For a discussion of how shares of OPNY and the Fund may be purchased, redeemed and exchanged, see (as to OPNY) "How to Buy Shares," "How to Sell Shares," "Exchanges of Shares," "Special Investor Services," "Service Plan for Class A Shares," "Distribution and Service Plan for Class B Shares" and "Distribution and Service Plan for Class C Shares" in the OPNY current prospectus; and see "How to Buy Shares," "How to Redeem Shares," "Exchanging Shares" and "Additional Information" in the Fund current prospectus.

Shareholder Inquiries

For a description of how shareholder inquiries should be made, see (as to OPNY) "How the Fund is Managed" in the OPNY current prospectus and (as to the Fund) "Additional Information" in the Fund current prospectus.

OPNY Performance

OPNY does not maintain a fixed dividend rate and there can be no assurance as to the payment of any dividends or the realization of any capital gains. A discussion of the performance of OPNY's Class A and Class B shares for the fiscal year ended September 30, 1994 is set forth under "Management's Discussion of Performance" in the OPNY prospectus that accompanies this Proxy Statement and Prospectus. See also "Comparing the Fund's Performance to the Market" in the OPNY prospectus for a graph of the performance of a hypothetical $10,000 investment in Class A or Class
B shares of OPNY compared with the performance of the Lehman Brothers Municipal Bond Index, an unmanaged index of a broad range of investment grade municipal bonds that is widely regarded as a measure of the performance of the general municipal bond market. Index performance reflects the reinvestment of dividends but does not consider the effect of capital gains or transaction costs, and none of the data above shows the effect of taxes. Also, OPNY's performance reflects the effect of OPNY
business and operating expenses.    While index comparisons may be useful
to provide a benchmark for OPNY's performance, it should be noted that OPNY's investments are not limited to the securities in any one index and the index data does not reflect any assessment of the risk of the investments included in the index.

Information regarding the Fund's performance is set forth in the Fund's Annual Report dated July 31, 1994 and Semi-Annual Report dated January 31, 1995, copies of which may be obtained from QVD (see "Miscellaneous - Financial Information") and which are incorporated herein by reference.

                   INFORMATION CONCERNING THE MEETING

The Meeting

   The Meeting will be held at One World Financial Center, New York, New York 10281 on the 40th Floor at _____ A.M., New York time, on November 16, 1995 and any adjournments thereof. At the Meeting, shareholders of the Fund will be asked to consider and vote upon the Reorganization Agreement, and the transactions contemplated thereby, including the transfer of substantially all the assets of the Fund in exchange for Class A shares of OPNY, the distribution of such shares to the shareholders of the Fund in complete liquidation of the Fund (excluding the Cash Reserve), and cancellation of the outstanding shares of the Fund.

Record Date; Vote Required; Share Information

   The Board has fixed the close of business on September 25, 1995 as the record date (the "Record Date") for the determination of shareholders entitled to notice of, and to vote at, the Meeting. The affirmative vote of a majority of the outstanding shares of the Fund represented in person or by proxy at the Meeting and entitled to vote at the Meeting is required for approval of the Proposal. Each shareholder will be entitled to one vote for each share and a fractional vote for each fractional share held of record at the close of business on the Record Date. Only shareholders of the Fund will vote on the Reorganization. The vote of shareholders of OPNY is not being solicited to approve the Reorganization Agreement.

   At the close of business on the Record Date, there were approximately _____________ shares of the Fund issued and outstanding. The presence in person or by proxy of the holders of a majority of such shares constitutes a quorum for the transaction of business at the Meeting. As of the close of business on the Record Date, there were approximately ____________, __________ and ___________ Class A, B and C shares, respectively of OPNY issued and outstanding. [To the knowledge of the Fund, as of the Record Date, no person owned of record or beneficially owned 5% or more of its outstanding shares.] [To the knowledge of OPNY, as of the Record Date, no person owned of record or beneficially owned 5% or more of its outstanding Class A, Class B or Class C shares or 5% or more of the outstanding shares of OPNY.] [As of the Record Date, the officers and Trustees of OPNY, and the officers and Trustees of the Fund, beneficially owned as a group less than 1% of the outstanding shares of each class of OPNY and of OPNY, and of the Fund, respectively.]

   In the event a quorum does not exist as to shares of the Fund on the date originally scheduled for the Meeting, or, subject to approval of the Board, for other reasons, one or more adjournments of the Meeting may be sought by the Board. Any adjournment would require a vote in favor of the adjournment by the holders of a majority of the shares present at the Meeting (or any adjournment thereof) in person or by proxy. The persons named as proxies will vote all shares represented by proxies which they are required to vote in favor of the Proposal in favor of an adjournment, and will vote all shares which they are required to vote against the Proposal against an adjournment.

Proxies

   The enclosed form of proxy, if properly executed and returned, will be voted (or counted as an abstention or withheld from voting) in accordance with the choices specified thereon, and will be included in determining whether there is quorum to conduct the Meeting. If a shareholder executes and returns a proxy but fails to indicate how the votes should be cast, the proxy will be voted in favor of the Proposal.

   Shares owned of record by broker-dealers for the benefit of their customers ("street account shares") will be voted by the broker-dealer based on instructions received from its customers. If no instructions are received, the broker-dealer may (if permitted under applicable stock exchange rules), as record holder, vote such shares on the Proposal in the same proportion as that broker-dealer votes street account shares for which voting instructions were received in time to be voted ("broker non-votes"). Abstentions and broker non-votes will be counted as present for purposes of determining a quorum and will have the same effect as a vote against the Proposal. The proxy may be revoked at any time prior to the voting thereof by: (i) writing to the Secretary of the Trust at One World Financial Center, New York, New York 10281; (ii) attending the Meeting and voting in person; or (iii) signing and returning a new proxy (if returned and received in time to be voted).

Costs of the Solicitation and the Reorganization

All expenses of this solicitation, including the cost of printing and mailing this Proxy Statement and Prospectus, will be evenly apportioned between QVA and OMC. Any documents such as existing prospectuses or annual reports that are included in that mailing will be a cost of the fund issuing the document. In addition to the solicitation of proxies by mail, proxies may be solicited by officers and employees of QVA, the Trust's investment adviser, or QVA's affiliates, personally or by telephone or telegraph.

   In addition, QVA has retained D.F. King & Co., Inc., 77 Water Street, New York, New York 10005 to assist in the solicitation of proxies primarily by contacting shareholders by telephone and telegram for a fee not to exceed $____, plus reasonable out-of-pocket expenses. D.F. King
& Co., Inc. may call shareholders to ask if they would be willing to have their votes recorded by telephone. The telephone voting procedure is designed to authenticate shareholders' identities, to allow shareholders to authorize the voting of their shares in accordance with their instructions and to confirm that their instructions have been recorded properly. The Trust has been advised by counsel that these procedures are consistent with the requirements of applicable law. Shareholders voting by telephone would be asked for their social security number or other identifying information and would be given an opportunity to authorize proxies to vote their shares in accordance with their instructions. To ensure that the shareholders' instructions have been recorded correctly they will receive a confirmation of their instructions in the mail. A special toll-free number will be available in case the information contained in the confirmation is incorrect. Although a shareholder's vote may be taken by telephone, each shareholder will receive a copy of this Proxy Statement and Prospectus and may vote by mail using the enclosed proxy card. The cost for such proxy solicitor will be shared by QVA and OMC.

Brokerage houses, banks and other fiduciaries may be requested to forward soliciting material to the beneficial owners of shares of the Fund and to obtain authorization for the execution of proxies. For those services, if any, they will be reimbursed by the Trust for their reasonable out-of-pocket expenses.

   Expenses of the Reorganization will be paid as set forth in the Agreement and Plan of Reorganization included as Exhibit A to this Proxy Statement and Prospectus. With respect to the Reorganization, OMC and QVA will share the cost of the tax opinion. Any other out-of-pocket expenses of OPNY and the Fund associated with the Reorganization, including legal, accounting and transfer agent expenses, will be borne by OMC and QVA, respectively, in the amounts so incurred by the respective fund.

                              MISCELLANEOUS

Financial Information

   The Reorganization will be accounted for by OPNY in its financial statements similar to a pooling without restatement. Further financial information as to the Fund is contained in (i) its current Prospectus, which is available without charge upon written request to QVD at P.O. Box 3567, Church Street Station, New York, New York 10277-1296 or by calling the toll-free number shown on the front cover of this Proxy Statement and Prospectus, and is incorporated herein, and (ii) its audited financial statements as of July 31, 1994, and unaudited financial statements as of January 31, 1995, which are included in the Additional Statement. Financial information for OPNY is contained in its current Prospectus accompanying this Proxy Statement and Prospectus and incorporated herein, and in its audited financial statements as of September 30, 1994 and unaudited financial statements as of March 31, 1995 which are included in the Additional Statement.

Public Information

   Additional information about OPNY and the Fund is available, as applicable, in the following documents: (i) OPNY's Prospectus dated August 29, 1995, accompanying this Proxy Statement and Prospectus and incorporated herein by reference; (ii) the Fund's Prospectus dated December 1, 1994, which may be obtained without charge by writing to QVD at the address given in the preceding paragraph; (iii) OPNY's Annual Report as of September 30, 1994, and Semi-Annual Report dated March 31, 1995, which may be obtained without charge by writing to OSS at the address indicated above; and (iv) the Fund's Annual Report as of July 31, 1994, and Semi-Annual Report as of January 31, 1995 which may be obtained without charge by writing to QVD. All of the foregoing documents and the Statements of Additional Information referred to below may be obtained by calling the toll-free number for OPNY or the Fund on the cover of this Proxy Statement and Prospectus.

   Additional information about the following matters is contained in the Additional Statement, which incorporates herein by reference and includes the OPNY Statement of Additional Information dated August 29, 1995, the Fund's Prospectus dated December 1, 1994 and its Statement of Additional Information dated December 1, 1994, and the Annual and Semi-Annual Reports described in the preceding paragraph: the organization and operation of OPNY and the Fund; more information on investment policies, practices and risks; information about OPNY's and the Fund's respective Boards of Trustees and their responsibilities; a further description of the services provided by OPNY's and the Fund's investment adviser, distributor, and transfer and shareholder servicing agent; dividend policies; tax matters; an explanation of the method of determining the offering price of the shares of OPNY and the Fund; purchase, redemption and exchange programs; and distribution arrangements.

OPNY and the Fund are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, file reports and other information with the SEC. Proxy material, reports and other information about OPNY and the Fund which are of public record can be inspected and copied at public reference facilities maintained by the SEC in Washington, D.C. and certain of its regional offices, and copies of such materials can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549.

                             OTHER BUSINESS

Management of the Fund knows of no business other than the matters specified above which will be presented at the Meeting. Since matters not known at the time of the solicitation may come before the Meeting, the proxy as solicited confers discretionary authority with respect to such matters as properly come before the Meeting, including any adjournment or adjournments thereof, and it is the intention of the persons named as attorneys-in-fact in the proxy to vote this proxy in accordance with their judgment on such matters.

By Order of the Board of Trustees


Deborah Kaback, Secretary


_______, 1995                                                        360


MERGE\QFVF360.D1

                                EXHIBIT A

                  AGREEMENT AND PLAN OF REORGANIZATION

                  AGREEMENT AND PLAN OF REORGANIZATION

     This AGREEMENT AND PLAN OF REORGANIZATION ("Agreement") is made as of this ____ day of September, 1995, by and among Oppenheimer New York Tax-Exempt Fund, a Massachusetts business trust ("Oppenheimer Fund"), Quest for Value Family of Funds, a Massachusetts business trust ("Quest For Value"), on behalf of New York Tax-Exempt Fund ("Quest Portfolio"), a series of Quest For Value, and Quest for Value Advisors ("Quest Advisors"), a Delaware general partnership which serves as investment adviser to the Quest Portfolio.

     This Agreement is intended to be and is adopted as a "plan of reorganization", within the meaning of Treas. Reg. Section 1.368-2(g), for a reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended ("Code"). The reorganization ("Reorganization") will consist of the transfer to the Oppenheimer Fund of substantially all of the assets of the Quest Portfolio in exchange for the assumption by the Oppenheimer Fund of such stated liabilities of the Quest Portfolio as shall be agreed to by the Oppenheimer Fund and the issuance by the Oppenheimer Fund of shares of beneficial interest of the Oppenheimer Fund ("shares") of Class A to be distributed contemporaneously with the Closing Date (as defined in Section 3.1 below), to the shareholders of the Quest Portfolio in liquidation of the Quest Portfolio as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.
To the extent necessary to effectuate the transactions contemplated by this Agreement, or as the context of representations, warranties, covenants and other agreements set forth in this Agreement may require, all references in this Agreement to the Quest Portfolio shall include
Quest For Value.

     In consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1.   THE REORGANIZATION AND LIQUIDATION OF THE QUEST PORTFOLIO

     1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, on the Closing Date, the Quest Portfolio will assign, deliver and otherwise transfer its assets as set forth in paragraph 1.2 ("Quest Portfolio Assets") to the Oppenheimer Fund, and the Oppenheimer Fund will in exchange therefor assume Quest Portfolio's stated liabilities on the Closing Date as set forth in paragraph 1.3 and deliver to the Quest Portfolio the number of Class A shares of the Oppenheimer Fund, including fractional Oppenheimer Fund shares, determined by dividing the value of the Quest Portfolio Assets, net of such stated liabilities, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of Class A shares of the Oppenheimer Fund, computed in the manner and as of the time and date set forth in paragraph 2.2. Such transactions shall take place at the closing provided for in paragraph 3.1 ("Closing").

     1.2 (a) The Quest Portfolio Assets shall consist of all property and rights, including without limitation all cash, cash equivalents, securities and dividend and interest receivables owned by the Quest Portfolio, and any deferred or prepaid expenses shown as an asset on the Quest Portfolio's books on the Closing Date. Notwithstanding the foregoing, the Quest Portfolio Assets shall exclude a cash reserve (the "Cash Reserve") to be retained by the Quest Portfolio sufficient in its discretion for the payment of the expenses of the Quest Portfolio's dissolution and its liabilities, but not in excess of the amount contemplated by paragraph 7.11.

          (b) Promptly following the signing of this Agreement, the Quest Portfolio will provide the Oppenheimer Fund with a list of its assets as of the most reasonably practical date. On the Closing Date, the Quest Portfolio will provide the Oppenheimer Fund with a list of the Quest Portfolio Assets to be assigned, delivered and otherwise transferred to the Oppenheimer Fund and of the stated liabilities to be assumed by the Oppenheimer Fund pursuant to this Agreement.

     1.3 The Quest Portfolio will endeavor to discharge all of its liabilities and obligations when and as due prior to the Closing Date.
An unaudited Statement of Assets and Liabilities of the Quest Portfolio will be prepared by the Treasurer of the Quest Portfolio, as of the Valuation Date (as defined in Section 2.1 below), which Statement shall be prepared in conformity with generally accepted accounting principles consistently applied from the prior audited period. On the Closing Date, the Oppenheimer Fund shall assume such stated liabilities, expenses, costs, charges and reserves set forth on such Statement as shall be agreed to by the Oppenheimer Fund.

     1.4 In order for the Quest Portfolio to comply with Section 852(a)(1) of the Code and to avoid having any investment company taxable income or net capital gain (as defined in Section 852(b)(2) and 1222(11) of the Code, respectively) in the short taxable year ending with its dissolution, the Quest Portfolio will on or before the Valuation Date (a) declare a dividend in an amount large enough so that it will have declared dividends of all of its investment company taxable income, net tax-exempt income and net capital gain, if any, for such taxable year (determined without regard to any deduction for dividends paid) and (b) distribute such dividend.

     1.5 Contemporaneously with the Closing, the Quest Portfolio will be liquidated (except for the Cash Reserve) and the Quest Portfolio will distribute or cause to be distributed the Oppenheimer Fund shares received by the Quest Portfolio pursuant to paragraph 1.1 pro rata to the appropriate shareholders of record determined as of the close of business on the Valuation Date as defined in paragraph 2.1. Upon such liquidation all issued and outstanding shares of the Quest Portfolio will be cancelled on the Quest Portfolio's books and the Quest Portfolio Shareholders will have no further rights as such Shareholders. The Oppenheimer Fund will not issue certificates representing the shares of the Oppenheimer Fund in connection with such exchange.

     1.6 After the Closing, the Quest Portfolio shall not conduct any business except in connection with the winding up of its affairs and shall file, or make provision for filing of, all reports it is required by law to file. After the Closing, Quest For Value may be dissolved and deregistered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). Within one year after the Closing, the Quest Portfolio shall (a) either pay or make provision for payment of all of its liabilities and taxes, and (b) either (i) transfer any remaining amount of the Cash Reserve to the Oppenheimer Fund, if such remaining amount (as reduced by the estimated cost of distributing it to shareholders) is not material (as defined below) or (ii) distribute such remaining amount to the shareholders of the Quest Portfolio on the Valuation Date. Such remaining amount shall be deemed to be material if the amount to be distributed, after deduction of the estimated expenses of the distribution, equals or exceeds one cent per share of the Quest Portfolio outstanding on the Valuation Date.

     1.7 Copies of all books and records of or pertaining to the Quest Portfolio, including those in connection with its obligations under the 1940 Act, the Code, State blue sky laws or otherwise in connection with this Agreement, will promptly after the Closing be delivered to officers of the Oppenheimer Fund or their designee. Quest For Value and Quest Advisors shall have access to such books and records upon reasonable request during normal business hours.

2.   THE CALCULATION

     2.1 The value of the Quest Portfolio Assets shall be the value of such assets computed as of the close of business of the New York Stock Exchange on the business day preceding the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Oppenheimer Fund's then current prospectus and statement of additional information.

     2.2 The net asset value of Class A shares of the Oppenheimer Fund shall be the net asset value per share computed on the Valuation Date, using the valuation procedures set forth in the Oppenheimer Fund's then current prospectus and statement of additional information.

     2.3 The number of Class A Oppenheimer Fund shares (including fractional shares, if any) to be issued hereunder shall be determined by dividing the value of the Quest Portfolio Assets, net of the liabilities assumed by the Oppenheimer Fund, determined in accordance with paragraph 2.1, by the net asset value of Class A Oppenheimer Fund shares determined in accordance with paragraph 2.2.

     2.4  All computations of value shall be made by Oppenheimer
Management Corporation in accordance with its regular practice in pricing the Oppenheimer Fund. The Oppenheimer Fund shall cause Oppenheimer Management Corporation to deliver to the Quest Portfolio a copy of its valuation report at the Closing.

3.   CLOSING AND CLOSING DATE

     3.1 The Closing Date hereunder (the "Closing Date") shall be the date of the closing of the acquisition contemplated by that certain Acquisition Agreement (the "Acquisition Agreement") dated August 17, 1995 between Oppenheimer Management Corporation, Quest Advisors, Quest for Value Distributors and Oppenheimer Capital (or such other day and time as may be mutually agreed upon in writing). The Closing shall be held in a location mutually agreeable to all the parties hereto. All acts taking place at the Closing shall be deemed to take place simultaneously as of 9:00 a.m. Eastern time on the Closing Date unless otherwise agreed by the parties.

     3.2 Portfolio securities held by the Quest Portfolio and represented by a certificate or written instrument shall be presented by it or on its behalf to Citibank, N.A. (the "Custodian"), custodian for the Oppenheimer Fund, for examination no later than five business days preceding the
Valuation Date.   Such portfolio securities (together with any cash or
other assets) shall be delivered by the Quest Portfolio to the Custodian for the account of the Oppenheimer Fund on or before the Closing Date in conformity with applicable custody provisions under the 1940 Act and duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof in accordance with the custom of brokers. The portfolio securities shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price of such stamps. Portfolio securities and instruments deposited with a securities depository, as defined in Rule 17f-4 under the 1940 Act, or with a qualified foreign custodian under Rule 17f-5 of the 1940 Act shall be delivered on or before the Closing Date by book entry in accordance with customary practices of such depositories and the Custodian. The cash delivered shall be in the form of a Federal Funds wire, payable to the order of "Citibank, N.A., Custodian for Oppenheimer New York Tax-Exempt Fund."

     3.3 In the event that on the Valuation Date (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on such Exchange or elsewhere shall be disrupted so that, in the judgment of both the Oppenheimer Fund and the Quest Portfolio, accurate appraisal of the value of the net assets of the Oppenheimer Fund or the Quest Portfolio Assets is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed without restriction or disruption and reporting shall have been restored.

     3.4 The Quest Portfolio shall deliver to the Oppenheimer Fund or its designee (a) at the Closing a list, certified by its Secretary, of the names, addresses and taxpayer identification numbers of the Quest Portfolio Shareholders (as hereinafter defined) and the number of outstanding Quest Portfolio shares owned by each such shareholder, all as of the Valuation Date (the "Quest Portfolio Shareholders"), and (b) as soon as practicable after the Closing all original documentation (including Internal Revenue Service forms, certificates, certifications and correspondence) relating to the Quest Portfolio Shareholders' taxpayer identification numbers and their liability for or exemption from back-up withholding. The Oppenheimer Fund shall issue and deliver to Quest Portfolio a confirmation evidencing delivery of Oppenheimer Fund shares to be credited on the Closing Date to the Quest Portfolio or provide evidence reasonably satisfactory to the Quest Portfolio that such Oppenheimer Fund shares have been credited to Quest Portfolio's account on the books of the Oppenheimer Fund. At the Closing each party shall deliver to the other such bills of sale, assignments, assumption agreements, receipts or other documents as such other party or its counsel may reasonably request to effect the consummation of the transactions contemplated by the Agreement.

4.   COVENANTS OF THE OPPENHEIMER FUND AND THE QUEST PORTFOLIO

     4.1 The Oppenheimer Fund will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and other distributions and such changes that have been approved by shareholders of the Oppenheimer Fund at a shareholders meeting prior to the Closing of which Quest Portfolio has been advised.

     4.2 The Oppenheimer Fund has prepared and filed with the Securities and Exchange Commission ("Commission") a registration statement on Form N-14 under the Securities Act of 1933, as amended ("1933 Act"), and will prepare and file with the Commission any amendments thereto, relating to the Oppenheimer Fund shares to be issued to the Quest Portfolio Shareholders pursuant to the Reorganization ("Registration Statement"). The Quest Portfolio will provide the Oppenheimer Fund with the Proxy Materials as described in paragraph 4.3 below, for inclusion in the Registration Statement. The Quest Portfolio will further provide the Oppenheimer Fund with such other information and documents relating to the Quest Portfolio as are reasonably necessary for the preparation of the Registration Statement.

     4.3 The Quest Portfolio will call a meeting of its shareholders to consider and act upon the Reorganization, including this Agreement, and take all other action necessary to obtain approval of the transactions contemplated herein. The Quest Portfolio will prepare, with such assistance from the Oppenheimer Fund as may be mutually agreed to, the notice of meeting, form of proxy and proxy statement and prospectus (collectively "Proxy Materials") to be used in connection with such meeting provided that the Oppenheimer Fund will furnish the Quest Portfolio with a current effective prospectus relating to the Oppenheimer Fund shares for inclusion in the Proxy Materials and with such other information relating to the Oppenheimer Fund as is reasonably necessary for the preparation of the Proxy Materials.

     4.4 Prior to the Closing Date, the Quest Portfolio will assist the Oppenheimer Fund in obtaining such information as the Oppenheimer Fund reasonably requests concerning the beneficial ownership of the shares of the Quest Portfolio.

     4.5 Subject to the provisions of this Agreement, the Oppenheimer Fund and the Quest Portfolio will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

     4.6 As promptly as practicable, but in any case within 60 days after the Closing Date, the Quest Portfolio shall furnish or cause to be furnished to the Oppenheimer Fund, such information as the Oppenheimer Fund reasonably requests to enable the Oppenheimer Fund to determine the Quest Portfolio's earnings and profits for federal income tax purposes that will be carried over to the Oppenheimer Fund pursuant to Section 381 of the Code.

     4.7 As soon after the Closing Date as is reasonably practicable, Quest for Value shall prepare and file all federal and other tax returns and reports of the Quest Portfolio required by law to be filed with respect to all periods ending through and after the Closing Date but not theretofore filed.

     4.8 The Oppenheimer Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky and securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

     4.9 Until the third anniversary of the Closing Date, the Oppenheimer Fund will use its best efforts to assure that at least 75% of the Trustees of the Oppenheimer Fund will not be "interested persons" of the investment adviser for the Oppenheimer Fund or Quest Advisors, as the term
"interested person" is defined by the 1940 Act.

5.   REPRESENTATIONS AND WARRANTIES

     5.1 Oppenheimer Fund represents and warrants to the Quest Portfolio as follows:

     (a) The Oppenheimer Fund is an unincorporated voluntary association validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and has the power and authority to own its properties and to carry on its business as it is now conducted;

     (b) Oppenheimer Fund is a duly registered, open-end, management investment company, and its registration with the Commission as an investment company under the 1940 Act and the registration of its shares under the 1933 Act are in full force and effect;

     (c) All of the issued and outstanding shares of each class of the Oppenheimer Fund have been offered and sold in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws. Shares of each class of the Oppenheimer Fund are registered in all jurisdictions in which they are required to be registered under state securities laws and other laws, and said registrations, including any periodic reports or supplemental filings, are complete and current, all fees required to be paid have been paid, and the Oppenheimer Fund is not subject to any stop order and is fully qualified to sell its shares in each state in which its shares have been registered;

     (d) The current prospectus and statement of additional information of the Oppenheimer Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the regulations thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

     (e) At the Closing Date, the Oppenheimer Fund will have title to the Oppenheimer Fund's assets, subject to no liens, security interests or other encumbrances except those incurred in the ordinary course of business.

     (f) The Oppenheimer Fund is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of any provision of the Oppenheimer Fund's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease or other undertakings to which the Oppenheimer Fund is a party or by which it is bound;

     (g) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to its knowledge, threatened against the Oppenheimer Fund or any of its properties or assets, except as previously disclosed in writing to the Quest Portfolio. The Oppenheimer Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects, or is reasonably likely to materially and adversely affect, its business or its ability to consummate the transactions contemplated herein;

     (h) The Statement of Assets and Liabilities, Statement of Operations and Statement of Changes in Net Assets as of September 30, 1994 (audited) of the Oppenheimer Fund examined by KPMG Peat Marwick LLP (a copy of which has been furnished to the Quest Portfolio), fairly present, in all material respects, the financial condition of the Oppenheimer Fund as of such date in conformity with generally accepted accounting principles consistently applied, and as of such date there were no known liabilities of the Oppenheimer Fund (contingent or otherwise) not disclosed therein that would be required in conformity with generally accepted accounting principles to be disclosed therein;

     (i) All issued and outstanding Oppenheimer Fund shares of each class are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable with no personal liability attaching to the ownership thereof except as otherwise set forth in the current statement of additional information for the Oppenheimer Fund under "How the Fund is Managed - Organization and History;"

     (j) Oppenheimer Fund has the power to enter into this Agreement and carry out its obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of Oppenheimer Fund, and this Agreement constitutes a valid and binding obligation of the Oppenheimer Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors rights and to general equity principles;

     (k) The Oppenheimer Fund shares to be issued and delivered to the Quest Portfolio, for the account of the Quest Portfolio Shareholders, pursuant to the terms of this Agreement will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Oppenheimer Fund shares, and will be fully paid and non-assessable with no personal liability attaching to the ownership thereof except as otherwise set forth in the current statement of additional information for the Oppenheimer Fund under "How the Fund is Managed - Organization and History," and no shareholder of Oppenheimer Fund will have any preemptive right or right of subscription or purchase in respect thereof;

     (l) Since September 30, 1994, there has not been (i) any material adverse change in the Oppenheimer Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or that have been approved by shareholders of the Oppenheimer Fund or (ii) any incurrence by the Oppenheimer Fund of any indebtedness except indebtedness incurred in the ordinary course of business. For the purposes of this subparagraph, neither a decline in net asset value per share of any class of the Oppenheimer Fund nor the redemption of Oppenheimer Fund shares by Oppenheimer Fund shareholders, shall constitute a material adverse change;

     (m) All material Federal and other tax returns and reports of the Oppenheimer Fund required by law to have been filed, have been filed, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports have been paid or provision has been made for the payment thereof, and to the best of the Oppenheimer Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns;

     (n) For each taxable year of its operation, the Oppenheimer Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and neither the execution or delivery of nor the performance of its obligations under this Agreement will adversely affect, and no other events are reasonably likely to occur which will adversely affect the ability of the Oppenheimer Fund to continue to meet the requirements of Subchapter M of the Code;

     (o) Since September 30, 1994, there has been no change by the Oppenheimer Fund in accounting methods, principles, or practices, including those required by generally accepted accounting principles, except as disclosed in writing to the Quest Portfolio or as set forth in the financial statements of the Oppenheimer Fund covering such period;

     (p) The information furnished or to be furnished by the Oppenheimer Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto; and

     (q) The Proxy Statement and Prospectus to be included in the Registration Statement (only insofar as it relates to the Oppenheimer
Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

5.2 Quest for Value, on behalf of the Quest Portfolio, represents and warrants to the Oppenheimer Fund as follows:

     (a) The Quest Portfolio is a series of Quest For Value, an unincorporated voluntary association validly existing and in good standing under the laws of the Commonwealth of Massachusetts;

     (b) Quest For Value is a duly registered, open-end, management investment company, its registration with the Commission as an investment company under the 1940 Act is in full force and effect and its current Prospectus and Statement of Additional Information conform in all material respects to the requirements of the 1933 Act and the 1940 Act and the regulations thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

     (c) The Quest Portfolio has issued and outstanding shares of one class, designated "Class A". All of the issued and outstanding shares of the Quest Portfolio have been offered and sold in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws. Shares of the Quest Portfolio are registered in all jurisdictions in which they are required to be registered under state securities laws and other laws, and said registrations, including any periodic reports or supplemental filings, are complete and current, all fees required to be paid have been paid, and the Quest Portfolio is not subject to any stop order and is fully qualified to sell its shares in each state in which its shares have been registered;

     (d) The Quest Portfolio is not, and the execution, delivery and performance of this Agreement will not result, in a violation of (i) any provision of Quest For Value's Declaration of Trust or By-Laws or (ii) of any agreement, indenture, instrument, contract, lease or other undertaking to which the Quest Portfolio is a party or by which it is bound (other than any violations that individually or in the aggregate would not have a material adverse effect on the Quest Portfolio);

     (e) The Quest Portfolio has no material contracts or other commitments (other than this Agreement) that will be terminated with liability to it prior to or as of the Closing Date;

     (f) Except as otherwise disclosed in writing to and acknowledged by the Oppenheimer Fund prior to the date of this Agreement, no litigation, administrative proceeding, investigation, examination or inquiry of or before any court or governmental body is presently pending, or to its knowledge, threatened relating to the Quest Portfolio or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Quest Portfolio knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects, or is likely to materially and adversely affect, its business or its ability to consummate the transactions herein contemplated;

     (g) The Statements of Assets and Liabilities, Statements of Operations and Statements of Changes in Net Assets of the Quest Portfolio as of July 31, 1994 (audited), examined by Price Waterhouse LLP, and January 31, 1995 (unaudited) (copies of each of which have been furnished to the Oppenheimer Fund) fairly present, in all material respects, the Quest Portfolio's financial condition as of such dates, its results of operations for such periods and changes in its net assets for such periods in conformity with generally accepted accounting principles consistently applied, and as of such dates there were no known liabilities of the Quest Portfolio (contingent or otherwise) not disclosed therein that would be required in conformity with generally accepted accounting principles to be disclosed therein. All liabilities (contingent and otherwise) as of the Closing Date known to the Quest Portfolio will be set forth on the unaudited Statement of Assets and Liabilities referred to in paragraph 1.3.

     (h) Since the date of the most recent audited financial statements, there has not been any material adverse change in the Quest Portfolio's financial condition, assets, liabilities or business, other than changes occurring in the ordinary course of business, or any incurrence by the Quest Portfolio of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed in writing to and acknowledged by the Oppenheimer Fund prior to the date of this Agreement and prior to the Closing Date. All liabilities of the Quest Portfolio (contingent and otherwise) are reflected in the unaudited statement described in paragraph 1.3 above. For the purpose of this subparagraph (h), neither a decline in the Quest Portfolio's net asset value per share nor a decrease in the Quest Portfolio's size due to redemptions by Quest Portfolio shareholders shall constitute a material adverse change;

     (i) All federal and other tax returns and reports of the Quest Portfolio required by law to be filed shall have been filed, there are no claims, levies, liabilities or amounts due for corporate, excise, income or other federal, state or local taxes outstanding or threatened against Quest Portfolio (other than those reflected on its most recent financial statements) and to the best of Quest For Value's knowledge there are no facts that might form the basis for such proceedings, no such return is currently under audit and no assessment has been asserted with respect to any such return and to the extent such tax returns with respect to the taxable year of the Quest Portfolio ended July 31, 1995 have not been filed, such returns will be filed when required and the amount of tax shown as due thereon shall be paid when due;

     (j) For each taxable year since its inception, the Quest Portfolio has met all the requirements of Subchapter M of the Code for qualification and treatment as a "regulated investment company" as defined therein and will be in compliance with said requirements at and as of the Closing Date;

     (k) All issued and outstanding shares of the Quest Portfolio are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable with no personal liability attaching to the ownership thereof. All such shares will, at the time of Closing, be held by the persons and in the amounts set forth in the list of shareholders submitted to the Oppenheimer Fund pursuant to paragraph 3.4. The Quest Portfolio does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares, nor is there outstanding any security convertible into any of its shares.

     (l) At the Closing Date, the Quest Portfolio will have good and valid title to the Quest Portfolio Assets, subject to no liens, security interests or other encumbrances, and full right, power and authority to assign, deliver and otherwise transfer the Quest Portfolio Assets hereunder, and upon delivery and payment for the Quest Portfolio Assets, the Oppenheimer Fund will acquire title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act;

     (m) Quest For Value has the power to enter into this Agreement and carry out its obligations hereunder. The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of Quest For Value, and subject to the approval of Quest Portfolio's shareholders, this Agreement constitutes a valid and binding obligation of Quest For Value, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors rights and to general equity principles. No other consents, authorizations or approvals are necessary in connection with the performance of this Agreement.

     (n) On the effective date of the Registration Statement, at the time of the meeting of Quest Portfolio's shareholders and on the Closing Date, the Proxy Materials (exclusive of the currently effective Oppenheimer Fund prospectus and statement of additional information incorporated therein) will (i) comply in all material respects with the provisions of the 1933 Act, the Securities Exchange Act of 1934 ("1934 Act") and the 1940 Act and the regulations thereunder and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which such statements were made, not misleading. Any other information furnished or to be furnished by Quest Portfolio for use in the Registration Statement or in any other manner that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with applicable federal securities and other laws and all regulations thereunder;

     (o) Quest Portfolio will, on or prior to the Closing Date, declare one or more dividends or other distributions to shareholders that, together with all previous dividends and other distributions to shareholders, shall have the effect of distributing to the shareholders all of its investment company taxable income, net tax-exempt income and net capital gain, if any, through the Closing Date (computed without regard to any deduction for dividends paid);

     (p) Quest Portfolio has maintained or has caused to be maintained on its behalf all books and accounts as required of a registered investment company in compliance with the requirements of Section 31 of the 1940 Act and the Rules thereunder;

     (q) Quest Portfolio is not acquiring Oppenheimer Fund shares to be issued hereunder for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement;

     (r) As of the Closing Date no violation of applicable federal, state and local statute, law or regulation, exists that individually, or in the aggregate, would have a material adverse effect on the business or operations of Quest Portfolio;

     (s) As of the Closing Date the Quest Portfolio is in compliance with its investment objective(s), policies and restrictions as described in its current prospectus and statement of additional information;

     (t) There are no unresolved or outstanding shareholder claims or complaints related to Quest Portfolio and there will be no such claims or complaints as of the Closing Date other than as disclosed by Quest Advisors in writing to Oppenheimer Fund prior to the Closing Date;

     (u) Except as previously disclosed to Oppenheimer Fund in writing, and except as have been fully corrected, there have been no miscalculations of the net asset value of Quest Portfolio during the twelve-month period preceding the Closing Date and all such calculations have been done in accordance with the provisions of Rule 2a-4 under the 1940 Act.

     5.3 Quest Advisors represents and warrants to the Oppenheimer Fund as follows:

     (a) To the best knowledge of Quest Advisors after due inquiry, as of the Closing Date no violation of applicable federal, state and local statute, law or regulation, exists that individually, or in the aggregate, would have a material adverse effect on the business or operations of Quest Portfolio.

     (b) To the best knowledge of Quest Advisors after due inquiry, assuming fulfillment of the conditions precedent to the consummation of the Reorganization, Quest Portfolio has the right, power, legal capacity and authority to enter into the Reorganization contemplated by this Agreement.

     (c) To the best knowledge of Quest Advisors after due inquiry, as of the Closing Date Quest Portfolio is in compliance with its investment objective(s), policies and restrictions as described in its current prospectus and statement of additional information.

     (d) To the best knowledge of Quest Advisors after due inquiry, as of the Closing Date there are no outstanding breaches by Quest Portfolio of any agreement, indenture, instrument, contract, lease or other undertaking to which it is a party, or by which it is bound (other than any breaches that individually or in the aggregate would not have a material adverse effect on the Quest Portfolio).

     (e) To the best knowledge of Quest Advisors upon due inquiry, there are no unresolved or outstanding shareholder claims or inquiries related to Quest Portfolio and there will be no such claims or inquiries as of the Closing Date other than as disclosed by Quest Advisors in writing to Oppenheimer Fund prior to the Closing Date.

     (f) Quest Advisors is not aware of any threatened or pending litigation, administrative proceeding, investigation, examination or inquiry of or before any court or governmental body relating to the Quest Portfolio or any of its properties or assets which, if adversely determined, would materially and adversely affect the Quest Portfolio's business or its ability to consummate the transactions herein contemplated.

     (g) Quest Advisors is not aware of any outstanding or threatened private claims or litigation relating to Quest Portfolio. Quest Advisors knows of no facts that might form the basis for such proceedings.

     (h) Except as previously disclosed to Oppenheimer Fund in writing, and except as have been fully corrected, there have been no miscalculations of the net asset value of Quest Portfolio during the twelve-month period preceding the Closing Date and all such calculations have been done in accordance with the provisions of Rule 2a-4 under the 1940 Act.

     (i) There are no claims, levies or liabilities for corporate, excise, income or other federal, state or local taxes outstanding or threatened against Quest Portfolio, other than those reflected in its most recent audited financial statements. Quest Advisors knows of no facts that might form the basis for such proceedings.

     (j) To the best knowledge of Quest Advisors after due inquiry, there have been no material adverse changes in Quest Portfolio's financial condition, assets, liabilities or business, other than those reflected in its most recent audited financial statements and all liabilities of Quest Portfolio (contingent and otherwise) known to Quest Advisors have been reported in writing to the Oppenheimer Fund prior to the date of this Agreement and prior to the Closing Date. A reduction in net assets due to shareowner redemptions will not be deemed to be a material adverse change.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE QUEST PORTFOLIO

     The obligations of Quest Portfolio to consummate the transactions provided for herein shall be subject, at its election, to the performance by Oppenheimer Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

     6.1 All representations and warranties of Oppenheimer Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     6.2 Oppenheimer Fund shall have delivered to Quest Portfolio a certificate executed in Oppenheimer Fund's name by Oppenheimer Fund's President, Vice President or Secretary and, Treasurer or Assistant Treasurer, in a form reasonably satisfactory to Quest Portfolio and dated as of the Closing Date, to the effect that the representations and warranties of Oppenheimer Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as Quest Portfolio shall reasonably request;

     6.3 Quest Portfolio shall have received a favorable opinion from Gordon Altman Butowsky Weitzen Shalov & Wein, counsel to the Oppenheimer Fund, dated as of the Closing Date, in a form reasonably satisfactory to Gordon Altman Butowsky Weitzen Shalov & Wein, counsel to Quest Portfolio, covering the following points:

     That (a) Oppenheimer Fund is an unincorporated voluntary association duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry on its business as presently conducted (Massachusetts counsel may be relied upon in delivering such opinion); (b) Oppenheimer Fund is a duly registered, open-end, management investment company and, to the knowledge of such counsel, its registration with the Commission as an investment company under the 1940 Act is in full force and effect; (c) this Agreement has been duly authorized, executed and delivered by the Oppenheimer Fund, and assuming due authorization, execution and delivery of this Agreement by Quest Portfolio, is a valid and binding obligation of Oppenheimer Fund enforceable against Oppenheimer Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors rights and to general equity principles; (d) Oppenheimer Fund shares to be issued to Quest Portfolio shareholders as provided by this Agreement are duly authorized and upon delivery of such shares to Quest Portfolio will be validly issued and outstanding and fully paid and non-assessable (except as otherwise set forth in the current statement of additional information for the Oppenheimer Fund under "How the Fund is Managed -
      Organization and History") and no shareholder of Oppenheimer Fund has any preemptive rights to subscription or purchase in respect thereof (Massachusetts counsel may be relied upon in delivering such opinion); (e) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate Oppenheimer Fund's Declaration of Trust and By-Laws or any provision of any material agreement (known to such counsel) to which Oppenheimer Fund is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any material obligation or the imposition of any material penalty under any agreement, judgment or decree to which Oppenheimer Fund is a party or by which it is bound; (f) to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or any state is required for the consummation by Oppenheimer Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act , the 1934 Act and the 1940 Act and such as may be required under state securities laws; (g) only insofar as they relate to Oppenheimer Fund, the descriptions in the Proxy Materials of statutes, legal and governmental proceedings and contracts and other documents, if any, are accurate in all material respects and fairly present the information required to be shown; (h) such counsel does not know of any legal or governmental proceedings, only insofar as they relate to Oppenheimer Fund, existing on or before the date of mailing of the Proxy Materials or the Closing Date that are required to be described in the Registration Statement or in any documents that are required to be filed as exhibits to the Registration Statement that are not described as required; and (i) to the best knowledge of such counsel, no material litigation or administrative proceedings or investigation of or before any court or governmental body is presently pending or overtly threatened as to Oppenheimer Fund or any of its properties or assets and Oppenheimer Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business, other than as previously disclosed in the Registration Statement.

     6.4 All actions taken by Oppenheimer Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to Quest Portfolio and its counsel, Gordon Altman Butowsky Weitzen Shalov & Wein.

     6.5 As of the Closing Date, there shall be no material change in the investment objective, policies and restrictions nor any increase in the investment management fees, fees payable pursuant to Oppenheimer Fund's 12b-1 plans of distribution or sales loads of Oppenheimer Fund from those described in the Prospectus and Statement of Additional Information of Oppenheimer Fund dated August 29, 1995, except as may have been approved by shareholders of the Oppenheimer Fund.

     6.6 The Cash Reserve shall not exceed 10% of the value of the net assets, nor 30% in value of the gross assets, of the Quest Portfolio at the close of business on the Valuation Date.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF OPPENHEIMER FUND

     The obligations of Oppenheimer Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by Quest Portfolio of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

     7.1 All representations and warranties of Quest For Value, on behalf of Quest Portfolio, and Quest Advisors contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

     7.2 Quest Portfolio shall have delivered to Oppenheimer Fund a statement of Quest Portfolio Assets and its liabilities, together with a list of Quest Portfolio's securities and other assets showing the respective adjusted bases and holding periods thereof for income tax purposes, as of the Closing Date, certified by the Treasurer of Quest Portfolio;

     7.3 Quest Portfolio shall have delivered to Oppenheimer Fund at the Closing a certificate executed in Quest For Value's name by the President, Vice President or Secretary and the Treasurer or Assistant Treasurer of Quest For Value, in form and substance satisfactory to Oppenheimer Fund and dated as of the Closing Date, to the effect that the representations and warranties of Quest for Value, on behalf of Quest Portfolio, made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as Oppenheimer Fund shall reasonably request. Such a certificate shall also be delivered to Oppenheimer Fund as executed by Quest Advisors with respect to its representations and warranties made in paragraph 5.3.

     7.4 Oppenheimer Fund shall have received at the Closing a favorable opinion dated as of the Closing Date of Gordon Altman Butowsky Weitzen Shalov & Wein, counsel to Quest For Value, in a form satisfactory to Gordon Altman Butowsky Weitzen Shalov & Wein, counsel to Oppenheimer Fund covering the following points:

     That (a) Quest Portfolio is a series of Quest For Value, an unincorporated voluntary association duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry on its business as presently conducted (Massachusetts counsel may be relied upon in delivering such opinion); (b) Quest For Value is registered as an investment company under the 1940 Act, and, to the knowledge of such counsel, its registration with the Commission as an investment company under the 1940 Act is in full force and effect; (c) this Agreement has been duly authorized, executed and delivered by Quest For Value on behalf of Quest Portfolio and, assuming due authorization, execution and delivery of this Agreement by Oppenheimer Fund, is a valid and binding obligation of Quest For Value enforceable against Quest For Value in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors rights and to general equity principles; (d) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate Quest For Value's Declaration of Trust or By-Laws or any provision of any material agreement (known to such counsel) to which Quest For Value is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any material obligation or the imposition of any material penalty under any agreement, judgment or decree to which Quest For Value is a party or by which it is bound; (e) to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or any state is required for the consummation by Quest For Value of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities laws; (f) only insofar as they relate to Quest For Value, the descriptions in the Proxy Materials of statutes, legal and governmental proceedings and contracts and other documents, if any, are accurate in all material respects and fairly present the information required to be shown; (g) such counsel does not know of any legal or governmental proceedings, only insofar as they relate to Quest For Value, existing on or before the date of mailing the Proxy Materials or the Closing Date that are required to be described in the Registration Statement or in any documents that are required to be filed as exhibits to the Registration Statement that are not described as required; and (h) to the best knowledge of such counsel, no material litigation or administrative proceedings or investigation of or before any court or governmental body is presently pending or overtly threatened as to Quest For Value or any of its properties or assets and Quest Portfolio is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business, other than as previously disclosed in the Registration Statement.

     7.5 Between the date hereof and the Closing Date, Quest For Value shall provide Oppenheimer Fund and its representatives reasonable access during regular business hours and upon reasonable notice to the books and records of or relating to Quest Portfolio, including without limitation the books and records of Quest For Value, as Oppenheimer Fund may reasonably request. All such information obtained by Oppenheimer Fund and its representatives shall be held in confidence and may not be used for any purpose other than in connection with the transaction contemplated hereby. In the event that the transaction contemplated by this Agreement is not consummated, Oppenheimer Fund and its representatives will promptly return to Quest For Value all documents and copies thereof with respect to Quest Portfolio obtained from Quest For Value during the course of such investigation.

     7.6 Quest For Value, on behalf of Quest Portfolio shall have delivered to Oppenheimer Fund, pursuant to paragraph 5.2(g), copies of the most recent financial statements of Quest Portfolio certified by Price Waterhouse LLP.

     7.7 On the Closing Date, the Quest Portfolio Assets shall include no assets that Oppenheimer Fund, by reason of charter limitations or otherwise, may not properly acquire.

     7.8 All actions taken by Quest For Value and Quest Portfolio in connection with the transactions contemplated by the Agreement and all documents incidental thereto shall be reasonably satisfactory in form and substance to Oppenheimer Fund and its counsel, Gordon Altman Butowsky Weitzen Shalov & Wein.

     7.9 The stated liabilities, expenses, costs, charges and reserves reflected on the unaudited Statement of Assets and Liabilities of the Quest Portfolio referred to in paragraph 1.3 shall have been agreed to by the Oppenheimer Fund.

     7.10 The filing of the Registration Statement shall have been approved by the Board of Trustees of the Oppenheimer Fund.

     7.11 The Cash Reserve shall not exceed 10% of the value of the net assets, nor 30% in value of the gross assets, of the Quest Portfolio at the close of business on the Valuation Date.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF OPPENHEIMER FUND AND QUEST PORTFOLIO

     The obligations of Quest Portfolio and Oppenheimer Fund hereunder are each subject to the further conditions that on or before the Closing Date:

     8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of Quest Portfolio and certified copies of the resolutions evidencing such approval shall have been delivered to Oppenheimer Fund;

     8.2 On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

     8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no-action" positions or any exemptive orders from such federal and state authorities) deemed necessary by Oppenheimer Fund or Quest For Value on behalf of Quest Portfolio to permit consummation, in all material respects, of the transactions contemplated herein shall have been obtained, except where failure to obtain any such consent, order or permit would not involve risk of a material adverse effect on the assets or properties of Oppenheimer Fund or Quest Portfolio.

     8.4 The Registration Statement on Form N-14 shall have become effective under the 1933 Act, no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

     8.5 Quest Portfolio shall have declared and paid a dividend or dividends and/or other distributions that, together with all previous such dividends or distributions, shall have the effect of distributing to the Quest Portfolio Shareholders all of Quest Portfolio's investment company taxable income (computed without regard to any deduction for dividends paid), net tax-exempt income and all of its net capital gain (after reduction for any capital loss carry-forward and computed without regard to any deduction for dividends paid) for all taxable years ending on or before the Closing Date; and

     8.6 The parties shall have received a favorable opinion from Price Waterhouse LLP (based on such representations as such firm shall reasonably request), addressed to Oppenheimer Fund and Quest Portfolio, which opinion may be relied upon by the shareholders of Oppenheimer Fund and Quest Portfolio, substantially to the effect that, for federal income tax purposes:


     (a) The transfer of substantially all of Quest Portfolio's assets in exchange for Oppenheimer Fund shares and the assumption by Oppenheimer Fund of certain identified liabilities of Quest Portfolio followed by the distribution by Quest Portfolio of Oppenheimer Fund shares to the Quest Portfolio Shareholders in exchange for their Quest Portfolio shares will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code and Quest Portfolio and Oppenheimer Fund will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code;

     (b) Pursuant to Section 1032 of the Code, no gain or loss will be recognized by Oppenheimer Fund upon the receipt of the assets of Quest Portfolio solely in exchange for Oppenheimer Fund shares and the assumption by Oppenheimer Fund of the identified liabilities of Quest Portfolio;

     (c) Pursuant to Section 361(a) of the Code, no gain or loss will be recognized by Quest Portfolio upon the transfer of the assets of Quest Portfolio to Oppenheimer Fund in exchange for Oppenheimer Fund shares and the assumption by Oppenheimer Fund of the identified liabilities of Quest Portfolio, or upon the distribution of Oppenheimer Fund shares to the Quest Portfolio Shareholders in exchange for the Quest Portfolio shares;

     (d) Pursuant to Section 354(a) of the Code, no gain or loss will be recognized by the Quest Portfolio Shareholders upon the exchange of the Quest Portfolio shares for the Oppenheimer Fund shares;

     (e) Pursuant to Section 358 of the Code, the aggregate tax basis for Oppenheimer Fund shares received by each Quest Portfolio Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Quest Portfolio shares held by each such Quest Portfolio Shareholder immediately prior to the Reorganization;

     (f) Pursuant to Section 1223 of the Code, the holding period of Oppenheimer Fund shares to be received by each Quest Portfolio Shareholder will include the period during which the Quest Portfolio shares surrendered in exchange therefor were held (provided such Quest Portfolio shares were held as capital assets on the date of the Reorganization);

     (g) Pursuant to Section 362(b) of the Code, the tax basis of the assets of Quest Portfolio acquired by Oppenheimer Fund will be the same as the tax basis of such assets to Quest Portfolio immediately prior to the Reorganization;

     (h) Pursuant to Section 1223 of the Code, the holding period of the assets of Quest Portfolio in the hands of Oppenheimer Fund will include the period during which those assets were held by Quest Portfolio; and

     (i) Oppenheimer Fund will succeed to and take into account the items of Quest Portfolio described in Section 381(c) of the Code, including the earnings and profits, or deficit in earnings and profits, of Quest Portfolio as of the date of the transaction. Oppenheimer Fund will take those items into account subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and applicable regulations thereunder.

Notwithstanding anything herein to the contrary, neither Oppenheimer Fund nor Quest Portfolio may waive the material conditions set forth in this paragraph 8.6 although the actual wording of such opinion may differ to the extent agreed to by Oppenheimer Fund and Quest Portfolio.

9.   BROKERAGE FEES AND EXPENSES

     9.1  Oppenheimer Fund and Quest For Value on behalf of Quest
Portfolio each represents and warrants to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

     9.2 (a) Oppenheimer Management Corporation shall bear the expenses of Oppenheimer Fund incurred in connection with entering into and carrying out the provisions of this Agreement, including legal, accounting and Commission registration fees and Blue Sky expenses. Quest Advisors (or a party other than Oppenheimer Fund) shall bear Quest Portfolio's expenses incurred in connection with entering into and carrying out the provisions of this Agreement, including legal and accounting fees, and portfolio transfer taxes (if any) incurred in connection with the consummation of the transactions contemplated herein. Notwithstanding the foregoing, expenses incurred with respect to the tax opinion referenced in paragraph
8.6 and expenses of the proxy solicitation, including the cost of printing and mailing the Proxy Materials, will be evenly apportioned between Quest Advisors and Oppenheimer Management Corporation.

     (b) In the event the transactions contemplated herein are not consummated by reason of Quest Portfolio's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to Quest Portfolio's obligations specified in this Agreement), Quest Advisors' (or a party other than Oppenheimer Fund) only obligation hereunder shall be to reimburse Oppenheimer Fund (or Oppenheimer Management Corporation) for all reasonable out-of-pocket fees and expenses incurred by Oppenheimer Fund (or Oppenheimer Management Corporation) in connection with those transactions, including legal, accounting and filing fees.

     (c) In the event the transactions contemplated herein are not consummated by reason of Oppenheimer Fund's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to Oppenheimer Fund's obligations specified in the Agreement), Oppenheimer Fund's only obligations hereunder shall be to reimburse Quest Portfolio (or Quest Advisors) for all reasonable out-of-pocket fees and expenses incurred by Quest Portfolio (or Quest Advisors) in connection with those transactions, including legal, accounting and filing fees, and to comply with the provisions of paragraph 7.5 hereof.

10.  ENTIRE AGREEMENT: SURVIVAL OF WARRANTIES

     10.1 Oppenheimer Fund, Quest For Value, on behalf of Quest Portfolio and Quest Advisors agree that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated herein.

11.  TERMINATION

     11.1 This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

     (a) by the mutual written consent of Quest For Value, on behalf of Quest Portfolio, and Oppenheimer Fund;

     (b) by either Oppenheimer Fund or Quest For Value, on behalf of Quest Portfolio, by notice to the other, without liability to the terminating party on account of such termination (providing the termination party is not otherwise in default or in breach of this Agreement) if the Closing shall not have occurred on or before February 29, 1996; or

     (c) by either Oppenheimer Fund or Quest For Value, on behalf of Quest Portfolio, in writing without liability of the terminating party on account of such termination (provided the terminating party is not otherwise in material default or breach of the Agreement), if (i) the other party shall fail to perform in any material respect its agreements contained herein required to be performed on or prior to the Closing Date,
(ii) Quest Advisors, Quest For Value or the Quest Portfolio, or the Oppenheimer Fund, respectively, materially breaches or shall have breached any of its representations, warranties or covenants contained herein,
(iii) the Quest Portfolio Shareholders fail to approve the Agreement, (iv) any other condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met or (v) the acquisition contemplated by the Acquisition Agreement is not consummated.

     11.2 (a) Termination of this Agreement pursuant to paragraphs 11.1(a) or (b) shall terminate all obligations of the parties hereunder (other than Oppenheimer Fund's obligations under paragraph 7.5) and there shall be no liability for damages on the part of the Oppenheimer Fund, Quest Portfolio or Quest Advisors or the trustees, directors or officers of Oppenheimer Fund, Quest Portfolio or Quest Advisors, to any other party or its trustees, directors or officers.

          (b) Termination of this Agreement pursuant to paragraph 11.1(c) shall terminate all obligations of the parties hereunder (other than Oppenheimer Fund's obligations under paragraph 7.5) and there shall be no liability for damages on the part of Oppenheimer Fund, Quest Portfolio or Quest Advisors or the trustees, directors or officers of Oppenheimer Fund, Quest Portfolio or Quest Advisors, to any other party or its trustees, directors or officers, except that any party in breach of this Agreement (or, as to a termination pursuant to paragraph 11.1(c)(v), in breach of the Acquisition Agreement) shall, upon demand, reimburse the non-breaching party or parties for all reasonable out-of-pocket fees and expenses incurred in connection with the transactions contemplated by this Agreement, including legal, accounting and filing fees. For the purposes of this paragraph 11.2(b), the non-fulfillment of the condition set forth in paragraph 8.1 shall not be deemed a breach entitling a party to reimbursement of expenses and fees.

12.  AMENDMENTS

     This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of Quest For Value, Oppenheimer Fund and Quest Advisors; provided, however, that following the meeting of Quest Portfolio's shareholders called by Quest Portfolio pursuant to paragraph 4.2, no such amendment may have the effect of changing the provisions for determining the number of Oppenheimer Fund Shares to be issued to the Quest Portfolio Shareholders under this Agreement to the detriment of such Shareholders without their further approval.

13.  INDEMNIFICATION

     13.1 Oppenheimer Management Corporation will indemnify and hold harmless, Quest For Value, Quest Portfolio and Quest Advisors, and their respective trustees, directors, officers and shareholders against any and all claims to the extent such claims are based upon, arise out of or relate to any untruthful or inaccurate representations made by Oppenheimer Fund on behalf of Oppenheimer Fund in this Agreement or any breach by Oppenheimer Fund of any warranty or any failure to perform or comply with any of its obligations, covenants, conditions or agreements set forth in this Agreement, including those set forth in paragraph 1.3.

     13.2 Quest Advisors will indemnify and hold harmless Quest For Value, Oppenheimer Fund, and their respective trustees, officers and shareholders against any and all claims to the extent such claims are based upon, arise out of or relate to any untruthful or inaccurate representation made by Quest For Value on behalf of Quest Portfolio or Quest Advisors in this Agreement or any breach by Quest Portfolio or Quest Advisors of any warranty or any failure by Quest Portfolio to perform or comply with any of its obligations, covenants, conditions or agreements set forth in this Agreement.

     13.3 As used in this section 13, the word "claim" means any and all liabilities, obligations, losses, damages, deficiencies, demands, claims, penalties, assessments, judgments, actions, proceedings and suits of whatever kind and nature and all costs and expenses (including, without limitation, reasonable attorneys' fees).

     13.4 Promptly after the receipt by any party (the "Indemnified Party"), of notice of any claim by a third party which may give rise to indemnification hereunder, the Indemnified Party shall notify the party against whom a claim for indemnification may be made hereunder (the "Indemnifying Party"), in reasonable detail of the nature and amount of the claim. The Indemnifying Party shall be entitled to assume, at its sole cost and expense (unless it is subsequently determined that the Indemnifying Party did not have the obligation to indemnify the Indemnified Party under such circumstances), and shall have sole control of the defense and settlement of such action or claim; provided, however, that:

     (a) the Indemnified Party shall be entitled to participate in the defense of such claim and, in connection therewith, to employ counsel at its own expense; and

     (b) without the prior written consent of the Indemnified Party which shall not be unreasonably withheld, the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement that requires any action other than the payment of money.

In the event the Indemnifying Party elects to assume control of the defense of any such action in accordance with the foregoing provisions,
(i) the Indemnifying Party shall not be liable to Indemnified Party for any legal fees, costs and expenses incurred by the Indemnified Party in connection with the defense thereof arising after the date the Indemnifying Party elects to assume control of such defense and (ii) Indemnified Party shall fully cooperate with the Indemnifying Party in such defense. If the Indemnifying Party does not assume control of the defense of such claim in accordance with the foregoing provisions, the Indemnified Party shall have the right to defend such claim, in which case the Indemnifying Party shall pay all reasonable costs and expenses of such defense plus interest on the cost of defense from the date paid at a rate equal to the prime commercial rate of interest as in effect from time to time at Citibank, N.A. The Indemnified Party shall conduct such defense in good faith and shall have the right to settle the matter with the prior written consent of the Indemnifying Party which shall not be reasonably withheld.

14.  NOTICES

     Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy, certified mail or overnight express courier addressed to Oppenheimer Fund at Two World Trade Center, 34th Floor, New York, New York 10048-0203 Attention: Andrew J. Donohue with a copy to Ronald Feiman, Esq. at Gordon Altman Butowsky Weitzen Shalov & Wein, 114 West 47th Street, New York, New York 10036; to Quest For Value at One World Financial Center, New York, New York 10281 Attention: Thomas Duggan, with a copy to Stuart Strauss, Esq. at Gordon Altman Butowsky Weitzen Shalov & Wein, 114 West 47th Street, New York, New York 10036.

15.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF
     LIABILITY

     15.1 The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     15.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     15.3 This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     15.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Except as provided in the following sentence, nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement. A shareholder of Quest Portfolio who becomes a shareholder of Oppenheimer Fund on the Closing Date and continues to be a shareholder of Oppenheimer Fund, shall be entitled to the benefits and may enforce the provisions of paragraph 4.9 hereof except insofar as paragraph 4.9 relates to the election of trustees; and the persons designated in paragraphs 13.1 and 13.2 hereof shall be entitled to the benefits and may enforce the provisions of section 13 hereof.

     15.5 The obligations and liabilities of Oppenheimer Fund hereunder are solely those of Oppenheimer Fund. It is expressly agreed that shareholders, trustees, nominees, officers, agents or employees of Oppenheimer Fund shall not be personally liable hereunder. Quest For Value and Quest Advisors acknowledge that each has notice of the provisions of Oppenheimer Fund's Declaration of Trust disclaiming shareholder and trustee liability for acts and obligations of the Oppenheimer Fund. The execution and delivery of this Agreement have been authorized by the trustees of Oppenheimer Fund and signed by the officers of Oppenheimer Fund acting as such, and neither such authorization by such trustees nor such execution and delivery by such officers shall be deemed to have been made by any of the, individually or to impose any liability on any of them personally.

     15.6 The obligations and liabilities of the Quest For Value on behalf of Quest Portfolio hereunder are solely those of the Quest Portfolio and not of any other series of Quest For Value. It is expressly agreed that shareholders, trustees, nominees, officers, agents, or employees of Quest For Value and Quest Portfolio shall not be personally liable hereunder. Oppenheimer Fund acknowledges that it has notice of the provisions of Quest For Value's Declaration of Trust disclaiming shareholder and trustee liability for acts and obligations of Quest For Value. The execution and delivery of this Agreement have been authorized by the trustees of Quest For Value and signed by officers of Quest For Value acting as such, and neither such authorization by such trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officer.

                    OPPENHEIMER NEW YORK TAX-EXEMPT FUND



                    By: __________________________________________


                    QUEST FOR VALUE FAMILY OF FUNDS



                    By: __________________________________________


                    QUEST FOR VALUE ADVISORS



                    By: __________________________________________





LEGAG\QUEST.NYT

                                EXHIBIT B

The aggregate purchase price for the Purchased Assets and Assumed Liabilities will be an amount equal to the sum of (i) the Initial Purchase Payment (as hereinafter defined) payable in cash at the Acquisition Closing, (ii) the aggregate amount of all unamortized prepaid commissions as of the business day immediately preceding the Acquisition Closing which relate to the Acquired Funds (excluding those with respect to Citibank, N.A.) payable in cash at the Acquisition Closing, (iii) the amount payable by OMC in respect of the right, title and interest of Citibank, N.A. to certain commissions, (iv) the Deferred Purchase Payment (as hereinafter defined) and (v) the aggregate amount of the Assumed Liabilities.

The "Initial Purchase Payment" shall be an amount equal to the sum of (x) 225% of the Annualized Fee Amount (as hereinafter defined) of each Reorganized Fund and (y) 270% of the Annualized Fee Amount of each Continuing Fund (excluding the Quest for Value Officers Fund). The "Annualized Fee Amount" of an Acquired Fund shall equal the product of (i) such Acquired Fund's Closing Net Assets (as hereinafter defined) and (ii) the annual advisory fee payable to QVA by such Acquired Fund at the rate indicated in the most recent prospectus for such Acquired Fund at the Acquisition Closing (plus any applicable annual administrative fee) "Closing Net Assets" for an Acquired Fund shall mean the aggregate net asset value of such Acquired Fund as of the close of business on the last business date preceding the Acquisition Closing.

The "Deferred Purchase Payment" shall be an amount equal to the aggregate amounts determined for all Reorganized Funds pursuant to the following formula: the Closing Payment (as hereinafter defined) times the Applicable Percentage (as hereinafter defined). The "Closing Payment" shall be the aggregate amount calculated for all Reorganized Funds pursuant to clause (x) of the Initial Purchase Payment formula. The "Applicable Percentage" shall be 100% if the Continuing Net Asset Percentage (as hereinafter defined) is 75% or more, 0% if the Continuing Net Asset Percentage is 50% or less and the percentage determined in accordance with the following formula if the Continuing Net Asset Percentage is between 75% and 50%: 100% - (4) (75% - Continuing Net Asset Percentage). The "Continuing Net Asset Percentage" shall equal the percentage obtained by dividing the Anniversary Net Assets (as hereinafter defined) by the Closing Net Assets. The "Anniversary Net Assets" shall mean the most recently determined aggregate net asset values of all Reorganized Funds as of 8:00 p.m. on the first anniversary of the Acquisition Closing of each account of the Reorganized Funds which are eligible to be included in Anniversary Net Assets in accordance with the principles set forth in the Acquisition Agreement.




MERGE\QFVF360.D1

Preliminary Copy
                     QUEST FOR VALUE FAMILY OF FUNDS
                        NEW YORK TAX-EXEMPT FUND

                 PROXY FOR SPECIAL SHAREHOLDERS MEETING
                      TO BE HELD November 16, 1995

The undersigned shareholder of New York Tax-Exempt Fund (the "Fund"), a series of Quest for Value Family of Funds (the "Trust"), does hereby appoint _____________________, and each of them, as attorneys-in-fact and proxies of the undersigned, with full power of substitution, to attend the Special Meeting of Shareholders of the Fund to be held on November 16, 1995, at One World Financial Center, New York, New York 10281 on the 40th Floor at ___ A.M., New York time, and at all adjournments thereof, and to vote the shares held in the name of the undersigned on the record date for said meeting on the Proposal specified on the reverse side. Said attorneys-in-fact shall vote in accordance with their best judgment as to any other matter.

PROXY SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES, WHO RECOMMENDS A VOTE FOR THE PROPOSAL ON THE REVERSE SIDE. THE SHARES REPRESENTED HEREBY WILL BE VOTED AS INDICATED ON THE REVERSE SIDE OR FOR IF NO CHOICE IS
INDICATED.

Please mark your proxy, date and sign it on the reverse side and return it promptly in the accompanying envelope, which requires no postage if mailed in the United States.

The Proposal:

     To approve an Agreement and Plan of Reorganization dated as of ______, 1995 by and among Oppenheimer New York Tax-Exempt Fund, the Trust, on behalf of the Fund, and Quest for Value Advisors, and the transactions contemplated thereby, including the transfer of substantially all the assets of the Fund in exchange for Class A shares of Oppenheimer New York Tax-Exempt Fund and the assumption by Oppenheimer New York Tax-Exempt Fund of certain liabilities of the Fund, the distribution of such shares to the shareholders of the Fund in liquidation of the Fund, the cancellation of the outstanding shares of the Fund and the termination of the Fund.

          FOR____        AGAINST____         ABSTAIN____

                         Dated:________________________, 1995
                              (Month)   (Day)

                              ______________________________
                                   Signature(s)

                              ______________________________
                                   Signature(s)

                              Please read both sides of this ballot.

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME(S) APPEAR HEREON. When signing as custodian, attorney, executor, administrator, trustee, etc., please give your full title as such. All joint owners should sign this proxy. If the account is registered in the name of a corporation, partnership or other entity, a duly authorized individual must sign on its behalf and give his or her title.

MERGE\QFVF360.D1

                                        October 1995

Dear Quest for Value New York Tax-Exempt Fund Shareholder:

     On August 17, Oppenheimer Capital signed a definitive agreement with Oppenheimer Management Corporation (OMC). The Agreement contemplates that OMC would acquire, subject to certain conditions, all of the investment advisory and other contracts and business relationships and certain assets and liabilities of Quest for Value Advisors, Quest for Value Distributors and Oppenheimer Capital relating to twelve Quest for Value mutual funds.

     One aspect of the acquisition involves the proposed reorganization of your fund and Oppenheimer New York Tax-Exempt Fund. As discussed below and in the accompanying proxy statement, your fund's Board of Trustees believes that Quest for Value New York Tax-Exempt Fund shareholders would benefit from a reorganization into Oppenheimer New York Tax-Exempt Fund.

     A shareholder meeting has been scheduled in November and all shareholders of record on September 25, 1995 are being asked to vote either in person or by proxy. Enclosed you will find a proxy statement detailing the proposals, a ballot card, an Oppenheimer New York Tax-Exempt Fund prospectus and a postage-paid return envelope for your convenience.

What is being proposed?

As stated in the proxy statement, there is one proposal to be voted on by fund shareholders -- approval of an:

     Agreement and Plan of Reorganization for Quest for Value New York Tax-Exempt Fund and the transactions contemplated by the agreement. The proxy statement outlines the proposal to reorganize your fund into Oppenheimer New York Tax-Exempt Fund, a fund that shares a similar investment objective as well as similar investment policies with your fund.

     As an OppenheimerFunds shareholder, you will have the ability to exchange into any of the more than thirty Oppenheimer funds at no charge. You will also enjoy the other benefits available to OppenheimerFunds shareholders such as AccountLink, which links your mutual fund and bank accounts so that you can have your money electronically transferred to or from your bank and fund account with none of the delays involved in writing or cashing a check. And Oppenheimer's PhoneLink gives you access to your account 24 hours a day to make purchasing, exchanging or redeeming shares more convenient.

     Please read the accompanying prospectus of Oppenheimer New York Tax-Exempt Fund for conditions and details.


How do you vote?

     No matter how large or small your investment, your vote is important, so please review the proxy statement carefully. To cast your vote, simply mark, sign and date the enclosed proxy ballot and return it in the postage-paid envelope today.

     If the reorganization is approved, you would receive shares of Oppenheimer New York Tax-Exempt Fund of the same class as you presently hold, equal in dollar value to your investment in Quest for Value New York Tax-Exempt Fund (as a result, the number of shares you receive will vary from the number of fund shares you previously held, even though the value will be the same). Of course, no sales charge would be paid on shares received in the reorganization. In addition, you would receive a final dividend distribution from the Quest for Value New York Tax-Exempt Fund before the reorganization took place.

     Please contact your financial adviser or call us at 1-800-232-FUND if you have any questions.

     Thank you for your continuing trust in allowing us to manage your investments.

                              Sincerely,


                              Joseph M. LaMotta
                              Chairman of the Board and President
                              Quest for Value Family of Funds

QUESTIONS AND ANSWERS ABOUT THE PROPOSED REORGANIZATION


1.   What is the Reorganization?

     The proposed Reorganization provides for the transfer of all the assets the Quest for Value New York Tax-Exempt Fund (the "Fund") to the Oppenheimer New York Tax-Exempt Fund, the issuance of shares of the Oppenheimer New York Tax-Exempt Fund to shareholders of the Fund and the cancellation of the outstanding shares of the Fund. The number of shares of the Oppenheimer New York Tax-Exempt Fund that will be issued to shareholders of the Fund will be determined on the basis of the relative net asset values of the Oppenheimer New York Tax-Exempt Fund and the Fund. Although the number of shares of the Oppenheimer New York Tax-Exempt Fund issued to a shareholder of the Fund may be more or less than the shareholder's holdings of Fund shares, the value of the shares of the Oppenheimer New York Tax-Exempt Fund issued in the Reorganization will be equal to the value of the shares previously held in the Fund.

     The Reorganization has been proposed in connection with a proposed acquisition by Oppenheimer Management Corporation ("OMC") of the assets of Quest for Value Advisors, Quest for Value Distributors and Oppenheimer Capital relating to twelve Quest for Value mutual funds (including the Fund) and the assumption by OMC of certain liabilities.

2.   What are the reasons for the Reorganization?

     After an intensive examination of the mutual fund industry, Quest for Value Advisors and Distributors concluded that smaller fund distributors would find it increasingly difficult to compete with larger distributors with greater resources. Based on that conclusion, Quest for Value has
chosen to sell certain of its mutual fund related assets to OMC.   OMC,
the purchaser, is seeking to merge certain of the Quest for Value funds into certain of its funds.

3.   What benefits to shareholders may result from this transaction?

     The Board of the Fund determined that, among other things, the Reorganization would afford the shareholders of the Quest Fund: 1) the capabilities and resources of OMC and its affiliates in the area of fixed income investment management, distribution, shareholder services and marketing; 2) the ability to exchange their shares for a wider variety of portfolios within the OppenheimerFunds family than are currently available to the shareholders of the Fund; and 3) an investment in a fund which, on a pro-forma basis, will have lower operating expenses as a percent of average net assets than is currently the case.

4.   Who is paying the expenses of the Reorganization?

     All expenses of the Reorganization will be paid by Quest for Value and Oppenheimer Management Corporation and not Quest Fund or Oppenheimer Strategic Income Fund shareholders.

5.   Who is Oppenheimer Management Corporation?

     Oppenheimer Management Corporation and its subsidiaries are engaged principally in the business of managing, distributing and servicing registered investment companies. Oppenheimer Management Corporation is indirectly controlled by Massachusetts Mutual Life Insurance Company. As of August 31, 1995, Oppenheimer Management Corporation and its affiliates had assets of more than $36 billion under management in more than 45 mutual funds.

6.   Do the OppenheimerFunds have a sales charge?

     Yes, other than their money market funds. However, there will be no commission or salesload of any kind charged in connection with this Reorganization. The full value of your shares in the Quest Fund will be exchanged for shares of the Oppenheimer New York Tax-Exempt Fund. Those shareholders who, because they were shareholders of the AMA Family of Funds or the Unified Funds who were eligible to purchase shares of any Quest for Value fund without a sales charge, after the Reorganization will be eligible to purchase shares of any OppenheimerFund without a sales charge.

7. May I exchange between other OppenheimerFunds without a sales charge or exchange fee?

     Yes. As a shareholder of an OppenheimerFund, you will be able to make exchanges into any of the other funds into any of the OppenheimerFunds without payment of any sales charges or exchange fees. The Quest Fund currently imposes a fee of $5 for every exchange into another Quest for Value fund.

8. Where can I get prospectuses and other information on the OppenheimerFunds?

     Call OppenheimerFunds at 1-(800) 255-2755. They will be pleased to supply you with all the information, including prospectuses which you will need to make an investment decision.

9. After the Reorganization, who do I contact about my account or to initiate a transaction in my account?

     For information about your account or to initiate a transaction in your account, you may continue to contact your registered representative at your broker/dealer or, in the alternative, Shareholder Services, Inc. at 1-(800) 525-7048 .

10. Will this Reorganization result in any tax liability to the Quest Fund, Oppenheimer Trust or to me as a shareholder?

     The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization. The aggregate tax basis of the Oppenheimer New York Tax-Exempt Fund shares received by you will be the same as the aggregate tax basis of your Quest Fund shares prior to the Reorganization and the holding period of the shares of the Oppenheimer New York Tax-Exempt Fund to be received by you will include the period during which the Quest Fund shares surrendered in exchange, therefore, were held.

OPPENHEIMER NEW YORK
TAX-EXEMPT FUND

Prospectus dated August 29, 1995

Oppenheimer New York Tax-Exempt Fund (the "Fund") is a mutual fund with the investment objective of seeking the maximum current income exempt from Federal, New York State and New York City income taxes for individual investors that is consistent with preservation of capital. The Fund seeks to achieve this objective by investing in municipal obligations, the income from which is tax-exempt as described above. However, in times of unstable economic or market conditions, the Fund's investment manager may deem it advisable to temporarily invest a portion of the Fund's assets in certain taxable instruments. The Fund may also use certain hedging instruments in an effort to reduce the risks of market fluctuations that affect the value of the securities the Fund holds. You should carefully review the risks associated with an investment in the Fund. Please refer to "Investment Policies and Strategies" for more information about the types of securities the Fund invests in and the risks of investing in the Fund.

     This Prospectus explains concisely what you should know before investing in the Fund. Please read it carefully and keep it for future reference. You can find more detailed information about the Fund in the August 29, 1995 Statement of Additional Information. For a free copy, call Oppenheimer Shareholder Services, the Fund's Transfer Agent, at 1-800-525-7048, or write to the Transfer Agent at the address on the back cover. The Statement of Additional Information has been filed with the Securities and Exchange Commission and is incorporated into this Prospectus by reference (which means that it is legally part of this Prospectus).


(logo) OppenheimerFunds


Shares of the Fund are not deposits or obligations of any bank, are not guaranteed by any bank, are not insured by the F.D.I.C. or any other agency, and involve investment risks, including the possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contents

A B O U T  T H E  F U N D

Expenses

A Brief Overview of the Fund

Financial Highlights

Investment Objective and Policies

How the Fund is Managed

Performance of the Fund


A B O U T  Y O U R  A C C O U N T

How to Buy Shares
     Class A Shares
     Class B Shares
     Class C Shares

Special Investor Services
     AccountLink
     Automatic Withdrawal and Exchange Plans
     Reinvestment Privilege

How to Sell Shares
     By Mail
     By Telephone
 Checkwriting

How to Exchange Shares

Shareholder Account Rules and Policies

Dividends, Capital Gains and Taxes

A B O U T  T H E  F U N D

Expenses

The Fund pays a variety of expenses directly for management of its assets, administration, distribution of its shares and other services, and those expenses are subtracted from the Fund's assets to calculate the Fund's net asset value per share. All shareholders therefore pay those expenses indirectly. Shareholders pay other expenses directly, such as sales charges and account transaction fees. The following tables are provided to help you understand your direct expenses of investing in the Fund and your share of the Fund's business operating expenses that you will bear indirectly. The numbers below are based on the Fund's expenses during its last fiscal year ended September 30, 1994.

  - Shareholder Transaction Expenses are charges you pay when you buy or sell shares of the Fund. Please refer to "About Your Account," from pages 22 through 41, for an explanation of how and when these charges apply.

                                   Class A        Class B        Class C
                                   Shares         Shares         Shares
Maximum Sales Charge
on Purchases (as a %
of offering price)                 4.75%          None           None
--------------------------------------------------------------
Sales Charge on
Reinvested Dividends               None           None           None
--------------------------------------------------------------
Deferred Sales Charge
(as a % of the lower of
the original purchase
price or redemption
proceeds)                          None(1)        5% in the first1% if shares
                                                  year, decliningare redeemed
                                                  to 1% in the   within 12 months
                                                  sixth year and of purchase(2)
                                                  eliminated
                                                  thereafter(2)
--------------------------------------------------------------
Exchange Fee                       None           None           None

-----------------------
(1) If you invest more than $1 million in Class A shares, you may have to pay a sales charge of up to 1% if you sell your shares within 18 calendar months from the end of the calendar month during which you purchased those shares.  See "How to Buy
Shares - Class A Shares," below.
(2) See "How to Buy Shares - Class B Shares" and "How to Buy Shares - Class C Shares," below, for information on contingent deferred sales charges.

     - Annual Fund Operating Expenses are paid out of the Fund's assets and represent the Fund's expenses in operating its business. For example, the Fund pays management fees to its investment adviser, Oppenheimer Management Corporation (referred to in this Prospectus as the "Manager"). The rates of the Manager's fees are set forth in "How the Fund is Managed," below. The Fund has other regular expenses for services, such as transfer agent fees, custodial fees paid to the bank that holds its portfolio securities, audit fees and legal expenses. Those expenses are detailed in the Fund's Financial Statements in the Statement of Additional Information.

     The numbers in the table below are projections of the Fund's business expenses based on the Fund's expenses in its last fiscal year. These amounts are shown as a percentage of the average net assets of each class of the Fund's shares for that year. The 12b-1 Plan Fees for Class A shares are service plan fees (maximum of 0.25% of average annual net assets of the class); for Class B and Class C shares the 12b-1 Fees are the service plan fee (0.25% of average annual net assets of the class) and the annual asset-based sales charge of 0.75%. These plans are described in greater detail in "How to Buy Shares."

     The actual expenses for each class of shares in future years may be more or less than the numbers in the chart, depending on a number of factors, including the actual value of the Fund's assets represented by each class of shares. Class C shares were not publicly offered during the Fund's fiscal year ended September 30, 1994; therefore, the Annual Fund Operating Expenses for Class C shares are estimates of amounts that would have been payable if Class C shares had been outstanding during that period.

                    Class A Shares Class B Shares Class C Shares
Management Fees     0.51%          0.51%          0.51%

12b-1 Plan Fees     0.24%          1.00%          1.00%

Other Expenses      0.11%          0.14%          0.14%

Total Fund Operating
  Expenses          0.86%          1.65%          1.65%

     - Examples. To try to show the effect of these expenses on an investment over time, we have created the hypothetical examples shown below. Assume that you make a $1,000 investment in each class of shares of the Fund, and the Fund's annual return is 5%, and that its operating expenses for each class are the ones shown in the Annual Fund Operating Expenses table above. If you were to redeem your shares at the end of each period shown below, your investment would incur the following expenses by the end of 1, 3, 5 and 10 years:

                            1 year   3 years   5 years   10 years*
-----------------------------------------------------------------
Class A Shares              $56      $74       $ 93      $149
-----------------------------------------------------------------
Class B Shares              $67      $82       $110      $155
-----------------------------------------------------------------
Class C Shares              $27      $52       $90       $195

     If you did not redeem your investment, it would incur the following expenses:

Class A Shares              $56      $74       $93       $149
-----------------------------------------------------------------
Class B Shares              $17      $52       $90       $155
-----------------------------------------------------------------
Class C Shares              $17      $52       $90       $195

_______________________
 * The Class B expenses in years 7 through 10 are based on the Class A expenses shown above, because the Fund automatically converts your Class
B shares into Class A shares after 6 years. Because of the effect of the asset-based sales charge and the contingent deferred sales charge on Class B and Class C shares, long-term shareholders of Class B and Class C shares could pay the economic equivalent of more than the maximum front-end sales charge allowed under applicable regulatory requirements. For Class B shareholders, the automatic conversion of Class B shares to Class A Shares is designed to minimize the likelihood that this will occur. Please refer to "How to Buy Shares - Class B Shares" and "How to Buy Shares - Class C Shares" on page 22 for more information.

     These examples show the effect of expenses on an investment, but are not meant to state or predict actual or expected costs or investment returns of the Fund, all of which will vary.

A Brief Overview of the Fund

Some of the important facts about the Fund are summarized below, with references to the section of this Prospectus where more complete information can be found. You should carefully read the entire Prospectus before making a decision about investing. Keep the Prospectus for reference after you invest, particularly for information about your account, such as how to sell or exchange shares.

     - What Is The Fund's Investment Objective? The Fund's investment objective is to seek the maximum current income exempt from Federal, New York State and New York City income taxes for individual investors that is consistent with preservation of capital.

     - What Does the Fund Invest In? Under normal market conditions, the Fund (1) will invest at least 65% of its total assets in municipal bonds, municipal notes and other debt obligations issued by or on behalf of New York State and its agencies or authorities, the interest on which is not subject to New York State individual income tax, and (2) will invest at least 80% of its total assets in municipal bonds, municipal notes and other debt obligations issued by or on behalf of the State of New York, other states and the District of Columbia, the interest from which is not subject to Federal individual income tax. The Fund may also use hedging instruments and some derivative investments in an effort to protect against market risks. These investments are more fully explained in "Investment Objective and Policies," starting on page 10.

     - Who Manages the Fund? The Fund's investment advisor is Oppenheimer Management Corporation, which (including a subsidiary) manages investment company portfolios having over $35 billion in assets at June 30, 1995.
The Fund's portfolio manager, who is employed by the Manager, is primarily responsible for the selection of the Fund's securities, is Robert E. Patterson. The Manager is paid an advisory fee by the Fund, based on its net assets. The Fund's Board of Trustees, elected by shareholders, oversees the investment advisor and the portfolio manager. Please refer to "How the Fund is Managed," starting on page 12 for more information about the Manager and its fees.

     - How Risky is the Fund? All investments carry risks to some degree. The Fund's bond investments are subject to changes in their value from a number of factors such as changes in general bond market movements, the change in value of particular bonds because of an event affecting the issuer, or changes in interest rates that can affect bond prices. These changes affect the value of the Fund's investments and its price per share. The Fund may invest in "inverse floater" variable rate bonds, a type of derivative investment whose yields move in the opposite direction as short-term interest rates change.

     While the Manager tries to reduce risks by diversifying investments and by carefully researching securities before they are purchased for the portfolio, and in some cases by using hedging techniques, there is no guarantee of success in achieving the Fund's objective and your shares may be worth more or less than their original cost when you redeem them. Please refer to "Investment Objective and Policies" starting on page 10 for a more complete discussion.

     - How Can I Buy Shares? You can buy shares through your dealer or financial institution, or you can purchase shares directly through the Distributor by completing an Application or by using an Automatic Investment Plan under AccountLink. Please refer to "How To Buy Shares" on page 22 for more details.

     - Will I Pay a Sales Charge to Buy Shares? The Fund has three classes of shares. All three classes have the same investment portfolio but different expenses. Class A shares are offered with a front-end sales charge, starting at 4.75%, and reduced for larger purchases. Class B shares and Class C shares are offered without a front-end sales charge, but may be subject to a contingent deferred sales charge if redeemed within 6 years or 12 months, respectively, of purchase. There are also annual asset-based sales charges on Class B and Class C shares. Please review "How To Buy Shares" starting on page 22 for more details, including a discussion about which class may be appropriate for you.

     - How Can I Sell My Shares? Shares can be redeemed by mail or by telephone call to the Transfer Agent on any business day, or through your dealer. Please refer to "How To Sell Shares" on page 34. The Fund also offers exchange privileges to other OppenheimerFunds, described in "How to Exchange Shares" on page 36.

     - How Has the Fund Performed? The Fund measures its performance by quoting its yield, tax-equivalent yield, average annual total return and cumulative total return, which measure historical performance. Those yields and returns can be compared to the returns (over similar periods) of other funds. Of course, other funds may have different objectives, investments, and levels of risk. The Fund's performance can also be compared to a broad market index, which we have done on page 21. Please remember that past performance does not guarantee future results.

Financial Highlights

 The table on the following pages presents selected financial information about the Fund, including per share data and expense ratios and other data based on the Fund's average net assets. This information has been audited by KPMG Peat Marwick LLP, the Fund's independent auditors, whose report on the Fund's financial statements for the fiscal year ended September 30, 1994 is included in the Statement of Additional Information. The information for the six months ended March 31, 1995 is unaudited. Class
C shares of the Fund were not publicly offered during the periods shown. Accordingly, no information on Class C shares is included in the table or in the Fund's financial statements for the fiscal year ended September 30, 1994.


                                  Class A
                                  -------     -----------------------------------------------------------------------------
                                Six Months
                                   Ended
                                 March 31,
                                   1995         Year Ended September 30,
                                (Unaudited)     1994            1993          1992         1991         1990        1989
                              ---------        ------        ---------     ---------     ---------     ---------     ------

Per Share Operating Data:
Net asset value, beginning
  of period                   $   11.92       $ 13.50        $   12.59     $   12.21     $   11.61     $   11.87    $ 11.91
                              ---------        ------        ---------     ---------     ---------     ---------     ------
Income (loss) from
  investment operations:
Net investment income               .36           .74              .73           .79           .81           .83       .84(2)
Net realized and
  unrealized gain (loss)
  on investments                    .27         (1.46)            1.01           .47           .64          (.25)       .01
                              ---------        ------        ---------     ---------     ---------     ---------     ------
Total income (loss) from
investment operations               .63          (.72)            1.74          1.26          1.45           .58       .85
Dividends and distributions
  to shareholders:
Dividends from net
  investment income                (.36)         (.71)            (.75)         (.75)         (.81)         (.83)     (.83)
Dividends in excess of net
investment income                  --            (.01)            --            --            --            --         --
Distributions from net
  realized gain on
  investments                      --            (.03)            (.08)         (.13)         (.04)         (.01)      (.06)
Distributions in excess of
  net realized gain on
  investments                      --            (.11)            --            --            --            --         --
                              ---------        ------        ---------     ---------     ---------     ---------     ------
Total dividends and
  distributions to
  shareholders                     (.36)         (.86)            (.83)         (.88)         (.85)         (.84)      (.89)
                              ---------        ------        ---------     ---------     ---------     ---------     ------
Net asset value, end
  of period                   $   12.19       $ 11.92        $   13.50     $   12.59     $   12.21     $   11.61     $ 11.87
                              =========        ======        =========     =========
=========     =========      ======
Total Return, at Net
  Asset Value(3)                   5.44%        (5.55)%          14.33%        10.72%        12.93%        4.95%      6.91%
                              ---------        ------        ---------     ---------     ---------     ---------     ------
Ratios/Supplemental Data:
Net assets, end of period
  (in thousands)              $ 668,467      $687,233        $ 756,934     $ 530,260     $ 349,480     $ 250,012     $197,321
                              ---------        ------        ---------     ---------     ---------     ---------     ------
Average net assets
  (in thousands)              $ 648,096      $738,747        $ 652,327     $ 436,876     $ 292,134     $ 227,504     $156,572
                              ---------        ------        ---------     ---------     ---------     ---------     ------
Number of shares
  outstanding at end of
  period (in thousands)          54,842        57,644           56,087        42,119        28,617       21,533        16,618
                              ---------        ------        ---------     ---------     ---------     ---------     ------
Ratios to average
  net assets:
Net investment income          6.00%(4)      5.68%            5.66%         6.33%         6.81%        6.97%      7.07%
Expenses                        .90%(4)       .86%             .91%          .96%          .96%          .99%      .98%(2)
                              ---------        ------        ---------     ---------     ---------     ---------     ------
Portfolio turnover rate         6.3%(6)      9.4%(5)          39.1%         30.5%          8.9%        13.3%     11.8%



(Continued)                                                                               Class B
                            ------------------------------------------------------------------------------------------

                                                                      Ten Months    Six Months       Year
                                                                        Ended         Ended          Ended
                                                                      Sept. 30,  March 31, 1995      Sept. 30,
                              1988           1987            1986        1985       (Unaudited)      1994       1993(1)
                            ---------      ---------      ---------   ---------      ---------      ------      ------
Per Share Operating Data:
Net asset value, beginning
  of period                 $   11.60      $   12.51      $   10.98   $   10.32      $   11.93     $ 13.50      $13.07
                            ---------      ---------      ---------   ---------      ---------      ------      ------
Income (loss) from
  investment operations:
Net investment income             .88(2)         .90(2)         .86         .76            .31         .64         .36
Net realized and
  unrealized gain (loss)
  on investments                  .45           (.79)          1.62         .67            .27       (1.45)        .44
                            ---------      ---------      ---------   ---------      ---------      ------      ------
Total income (loss) from
investment operations            1.33            .11           2.48        1.43            .58        (.81)        .80
Dividends and distributions
  to shareholders:
Dividends from net
  investment income              (.94)          (.88)          (.86)       (.77)          (.32)       (.60)       (.37)
Dividends in excess of net
investment income                --             --             --          --             --          (.02)       --
Distributions from net
  realized gain on
  investments                    (.08)          (.14)          (.09)       --             --          (.03)       --
Distributions in excess of
  net realized gain on
  investments                    --             --             --          --             --          (.11)       --
                            ---------      ---------      ---------   ---------      ---------      ------      ------
Total dividends and
  distributions to
  shareholders                  (1.02)         (1.02)          (.95)       (.77)          (.32)       (.76)       (.37)
                            ---------      ---------      ---------   ---------      ---------      ------      ------
Net asset value, end
  of period                 $   11.91      $   11.60      $   12.51   $   10.98      $   12.19     $ 11.93       $13.50
                            =========      =========      =========   =========
=========     ======        ======
Total Return, at Net
  Asset Value(3)                11.48%           .29%         22.73%      13.37%          4.95%      (6.22)%       6.56%
                            ---------      ---------      ---------   ---------      ---------      ------      ------
Ratios/Supplemental Data:
Net assets, end of period
  (in thousands)            $ 116,931      $  79,479      $  50,810   $  28,166      $  83,030     $73,943      $40,958
                            ---------      ---------      ---------   ---------      ---------      ------      ------
Average net assets
  (in thousands)            $  95,996      $  65,102      $  42,907   $  15,240      $  75,172     $61,008      $20,454
                            ---------      ---------      ---------   ---------      ---------      ------      ------
Number of shares
  outstanding at end of
  period (in thousands)         9,817          6,851          4,061       2,565          6,809       6,200        3,033
                            ---------      ---------      ---------   ---------      ---------      ------      ------
Ratios to average
  net assets:
Net investment income            7.48%          7.33%          7.10%       8.05%(4)       5.21%(4)   4.88%       4.45%(4)
Expenses                          .90%(2)        .67%(2)        .86%       1.00%(4)       1.67%(4)   1.65%       1.73%(4)
                            ---------      ---------      ---------   ---------      ---------      ------      ------
Portfolio turnover rate          11.7%          22.9%          29.7%      126.3%           6.3%(6)   9.4%(5)      39.1

1. For the period from March 1, 1993 (inception of offering) to September 30, 1993.

2. Net investment income would have been $.83, $.87 and $.88 absent the voluntary assumption of expenses, resulting in an expense ratio of 1.00%, 1.02% and .85% for 1989, 1988 and 1987.

3. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.

4. Annualized.

5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the year ended September 30, 1994 were $145,939,745 and $73,796,519, respectively.

6. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the six months ended March 31, 1995 were $45,588,316 and $72,870,419, respectively.

Investment Objective and Policies

Objective. The Fund's investment objective is to seek maximum current income exempt from Federal, New York State and New York City income taxes for individual investors consistent with preservation of capital. Toward that objective, the Fund may use certain hedging instruments (discussed below) in an effort to protect against market risks. Since market risks are inherent in all securities to varying degrees, assurance cannot be given that the Fund will achieve its investment objective.

Investment Policies and Strategies. Under normal market conditions, the Fund attempts to invest 100% of its assets, and as a matter of fundamental policy to invest at least 80% of its assets, in Municipal Securities. In addition, under normal market conditions, as a matter of fundamental policy, the Fund will invest at least 65% of its total assets in New York Municipal Securities.

     Dividends paid by the Fund derived from interest attributable to New York Municipal Securities will be exempt from Federal, New York State and New York City individual income taxes. Dividends derived from interest on Municipal Securities of other governmental issuers will be exempt from Federal income tax for individuals, but will be subject to New York State and New York City individual income taxes. Any net interest income on taxable investments will be taxable as ordinary income when distributed to shareholders (see "Dividends, Capital Gains, and Taxes" below).

     - Municipal Securities. Municipal Securities are municipal bonds and municipal notes and municipal commercial paper issued by or on behalf of the State of New York, other states and the District of Columbia, their political subdivisions or any commonwealths, territories or possessions of the United States, or their respective agencies, instrumentalities or authorities, the interest on which is, in the opinion of bond counsel to the respective issuer at the time of issue, not subject to Federal individual income tax. New York Municipal Securities are obligations of the State of New York and its political subdivisions, and their respective agencies, authorities or instrumentalities, the interest from which is, in the opinion of bond counsel to the respective issuer at the time of issue, not subject to New York individual income tax. No independent investigation has been made by the Manager as to the users of proceeds of bond offerings or the application of such proceeds.

     "Municipal bonds" are Municipal Securities that have a maturity when issued of one year or more and "municipal notes" are Municipal Securities that have a maturity when issued of less than one year. The two principal classifications of Municipal Securities are "general obligations" (secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest) and "revenue obligations" (payable only from the revenues derived from a particular facility or class of facilities, or specific excise tax or other revenue source). The Fund may invest in Municipal Securities of both classifications. See "Investment Objective and Policies" in the Statement of Additional Information for further information about the Fund's investment policies and about Municipal Securities.

     - Special Considerations - New York Municipal Securities. Because the Fund concentrates its investments in New York Municipal Securities, a default or financial crisis relating to any of such issuers could adversely affect the market value and marketability of such Municipal Securities and the interest income and repayment of principal to the Fund from them. Investors should consider these matters and the financial difficulties experienced in past years by New York State and certain of its agencies and subdivisions (particularly New York City), as well as economic trends in New York, summarized in the Statement of Additional Information under "Special Investment Considerations - New York Municipal Securities." In addition, the Fund's portfolio securities are affected by general changes in interest rates, which result in changes in the value of portfolio securities held by the Fund, which can be expected to vary inversely to changes in prevailing interest rates.

     - Can the Fund's Investment Objective and Policies Change? The Fund has an investment objective, described above, as well as investment policies it follows to try to achieve its objective. Additionally, the Fund uses certain investment techniques and strategies in carrying out those investment policies. The Fund's investment policies and techniques are not "fundamental" unless this Prospectus or the Statement of Additional Information says that a particular policy is "fundamental." The Fund's investment objective is a fundamental policy.

     The Fund's Board of Trustees may change non-fundamental policies without shareholder approval, although significant changes will be described in amendments to this Prospectus. Fundamental policies are those that cannot be changed without the approval of a "majority" of the Fund's outstanding voting shares. The term "majority" is defined in the Investment Company Act to be a particular percentage of outstanding voting shares (and this term is explained in the Statement of Additional Information).

     - Investments in Taxable Securities and Temporary Defensive Investment Strategy. Under normal market conditions, the Fund may invest up to 20% of its assets in taxable investments, including (i) certain "Temporary Investments" (described immediately below); (ii) hedging instruments (described in "Hedging," below); (iii) repurchase agreements (explained below); and (iv) municipal securities issued to benefit a private user ("Private Activity Municipal Securities"), the interest from which may be subject to Federal alternative minimum tax (see "Taxes," below, and "Private Activity Municipal Securities" in the Statement of Additional Information).

     For temporary defensive purposes, the Fund may invest up to 100% of its total assets in "Temporary Investments," including: (i) obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities; (ii) corporate debt securities rated within the three highest grades by Moody's or Standard & Poor's; (iii) commercial paper rated "A-1" by Standard & Poor's or "Prime-1" by Moody's; and (iv) certificates of deposit of domestic banks with assets of $1 billion or more. The Fund may hold Temporary Investments pending the investment of proceeds from the sale of Fund shares or portfolio securities, or to meet anticipated redemptions.

     - Credit Risk and Interest Rate Risk. The values of Municipal Securities will vary as a result of changing evaluations by rating services and investors of the ability of the issuers of such securities to meet the interest and principal payments. Such values will also change in response to changes in interest rates. Should interest rates rise, the values of outstanding Municipal Securities will probably decline and (if purchased at principal amount) would sell at a discount. If interest rates fall, the values of outstanding Municipal Securities will probably increase and (if purchased at principal amount) would sell at a premium. Changes in the values of the Fund's Municipal Securities from these or other factors will not affect interest income derived from these securities but will affect the Fund's net asset value per share.

     - Municipal Lease Obligations. The Fund may invest in certificates of participation that represent a proportionate interest in or right to the lease-purchase payment made under municipal lease obligations. While some municipal lease securities may be deemed to be "illiquid" securities (the purchase of which would be limited as described below in "Illiquid and Restricted Securities"), from time to time the Fund may invest more than 5% of its net assets in municipal lease obligations that the Manager has determined to be liquid under guidelines set by the Board of Trustees.

     - Floating Rate/Variable Rate Obligations. Some of the Municipal Securities the Fund may purchase may have variable or floating interest rates. Variable rates are adjustable at stated periodic intervals. Floating rates are automatically adjusted according to a specified market rate for such investments, such as the percentage of the prime rate of a bank, or the 90-day U.S. Treasury Bill rate. Such obligations may be secured by bank letters of credit or other credit support arrangements.

     - Inverse Floaters and Other Derivative Investments. The Fund may invest in certain municipal "derivative investments." The Fund may use some derivative investments for hedging purposes, and may invest in others because they offer the potential for increased income and principal value. In general, a "derivative investment" is a specially-designed investment whose performance is linked to the performance of another investment or security, such as an option, future or index. In the broadest sense, derivative investments include exchange-traded options and futures contracts (please refer to "Hedging," below).

     The Fund may invest in "inverse floater" variable rate bonds, a type of derivative investment whose yields move in the opposite direction as short-term interest rates change. As interest rates rise, inverse floaters produce less current income. Their price may be more volatile than the price of a comparable fixed-rate security. Some inverse floaters have a "cap" whereby if interest rates rise above the "cap," the security pays additional interest income. If rates do not rise above the "cap," the Fund will have paid an additional amount for a feature that proves worthless. The Fund may also invest in municipal securities that pay interest that depends on an external pricing mechanism, also a type of derivative investment. Examples of external pricing mechanisms are interest rate swaps or caps and municipal bond or swap indices. The Fund anticipates that under normal circumstances it will invest no more than 10% of its net assets in inverse floaters.

     The risks of investing in derivative investments include not only the ability of the issuer of the derivative investment to pay the amount due on the maturity of the investment, but also the risk that the underlying security or investment might not perform the way the Manager expected it to perform. That can mean that the Fund will realize less income than expected. Another risk of investing in derivative investments is that their market value could be expected to vary to a much greater extent than the market value of municipal securities that are not derivative investments but have similar credit quality, redemption provisions and maturities.

     - Ratings of Municipal Securities. Municipal Securities purchased by the Fund must be rated within the four highest rating categories of Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Corporation ("S&P"), Fitch Investors Service, Inc. ("Fitch"), or, if unrated, judged by the Manager to be of comparable quality to Municipal Securities rated within such grades. See Appendix B of the Statement of Additional Information for a description of these rating categories. Municipal Securities rated either "Baa" or "MIG2" by Moody's, or "BBB" or "SP-2" by S&P, or "BBB" or "F-3" by Fitch, although investment-grade, may be subject to greater market fluctuations and risks of loss of income and principal than higher-rated Municipal Securities and may be considered to have speculative characteristics. Investments in unrated Municipal Securities will not exceed 20% of the Fund's total assets.

     A reduction in the rating of a security after its purchase by the Fund will not require the Fund to dispose of such security. Securities that have fallen below investment grade have a greater risk that the ability of the issuers of such securities to meet their debt obligations will be impaired. It is anticipated that the Municipal Securities purchased for the Fund's portfolio will generally be those having relatively longer maturities (approximately 7 to 30 years), but the Fund may invest in Municipal Securities having a broad range of maturities. The foregoing ratings restrictions do not apply to banks in which the Fund's cash is kept.

     The Fund's Board of Trustees and shareholders have changed the Fund's current investment policy with respect to the ratings of Municipal Securities purchased by the Fund. The Fund is permitted to invest up to 25% of the Fund's total assets in Municipal Securities rated below "investment grade," that is, below the four highest rating categories of Moody's Investors Service, Inc., Standard & Poor's Corporation or Fitch Investors Service, Inc. Although the yield in non-investment grade Municipal Securities tends to be higher than that of higher grade municipal securities, there is an increased credit risk potential that issuers of non-investment grade Municipal Securities may not be able to make interest or principal payments as they become due.

     - Portfolio Turnover. A change in the securities held by the Fund is known as "portfolio turnover." The Fund generally will not engage in the trading of securities for the purpose of realizing short-term gains, but the Fund may sell securities as the Manager deems advisable to take advantage of differentials in yield. The "Financial Highlights," above, show the Fund's portfolio turnover rate during past fiscal years. While short-term trading increases portfolio turnover, the Fund incurs little or no brokerage costs because most of the Fund's portfolio transactions are principal trades without brokerage commissions.

Other Investment Techniques and Strategies. The Fund may also use the investment techniques and strategies described below. These techniques involve certain risks. The Statement of Additional Information contains more information about these practices, including limitations on their use that are designed to reduce some of the risks.

     - When-Issued and Delayed Delivery Transactions. The Fund may purchase Municipal Securities on a "when-issued" basis, and may purchase or sell such securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refer to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. The Fund does not intend to make such purchases for speculative purposes. During the period between the purchase and settlement, no payment is made for the security and no interest accrues to the buyer from the investment. The commitment to purchase a security for which payment will be made on a future date may be deemed a separate security and involves a risk of loss if the value of the security declines prior to the settlement date.

     - Repurchase Agreements. The Fund may enter into repurchase agreements. In a repurchase transaction, the Fund buys a security and simultaneously sells it to the vendor for delivery at a future date. There is no limit on the amount of the Fund's net assets that may be subject to repurchase agreements of seven days or less. Repurchase agreements must be fully collateralized. However, if the vendor fails to pay the resale price on the delivery date, the Fund may incur costs in disposing of the collateral and may experience losses if there is any delay in its ability to do so. The Fund will not enter into a repurchase agreement that causes more than 10% of its net assets to be subject to repurchase agreements having a maturity beyond seven days.

     - Illiquid and Restricted Securities. Under the policies and procedures established by the Fund's Board of Trustees, the Manager determines the liquidity of certain of the Fund's investments. Investments may be illiquid because of the absence of an active trading market, making it difficult to value them or dispose of them promptly at an acceptable price. A restricted security is one that has a contractual restriction on its resale or which cannot be sold publicly until it is registered under the Securities Act of 1933. As a matter of fundamental policy, the Fund may not invest in securities that have a restriction on their resale. The Fund will not invest more than 10% of its net assets in illiquid or restricted securities (that limit may increase to 15% if certain state laws are changed or the Fund's shares are no longer sold in those states). The Fund's percentage limitation on these investments does not apply to certain restricted securities that are eligible for resale to qualified institutional purchasers.

     - Loans of Portfolio Securities. To attempt to increase its income, the Fund may lend its portfolio securities to brokers, dealers and other financial institutions. The Fund must receive collateral for a loan. These loans are limited to not more than 25% of the Fund's net assets and are subject to other conditions described in the Statement of Additional Information. The Fund presently does not intend to lend its portfolio securities, but if it does, the value of securities loaned is not expected to exceed 5% of the value of its total assets in the coming year.

     - Hedging. As described below, the Fund may purchase and sell certain kinds of futures contracts, put and call options, and options on futures and broadly-based municipal bond indices, or enter into interest rate swap agreements. These are all referred to as "hedging instruments." The Fund does not use hedging instruments for speculative purposes, and has limits on the use of them, described below. The hedging instruments the Fund may use are described below and in greater detail in "Other Investment Techniques and Strategies" in the Statement of Additional Information.

     The Fund may buy and sell options and futures for a number of purposes. It may do so to try to manage its exposure to the possibility that the prices of its portfolio securities may decline, or to establish a position in the securities market as a temporary substitute for purchasing individual securities. It may do so to try to manage its exposure to changing interest rates. Some of these strategies, such as selling futures, buying puts and writing covered calls, hedge the Fund's portfolio against price fluctuations.

     Other hedging strategies, such as buying futures and call options, tend to increase the Fund's exposure to the securities market. Writing covered call options may also provide income to the Fund for liquidity purposes or to raise cash to distribute to shareholders.

     - Futures. The Fund may buy and sell futures contracts that relate to (1) broadly-based municipal bond indices (these are referred to as Municipal Bond Index Futures) and (2) interest rates (these are referred to as Interest Rate Futures). These types of Futures are described in "Hedging With Options and Futures Contracts" in the Statement of Additional Information.

     - Put and Call Options. The Fund may buy and sell certain kinds of put options (puts) and call options (calls).

     The Fund may buy calls only on securities, broadly-based municipal bond indices, Municipal Bond Index Futures or Interest Rate Futures, or to terminate its obligation on a call the Fund previously wrote. The Fund may write (that is, sell) covered call options. When the Fund writes a call, it receives cash (called a premium). The call gives the buyer the ability to buy the investment on which the call was written from the Fund at the call price during the period in which the call may be exercised.
If the value of the investment does not rise above the call price, it is likely that the call will lapse without being exercised, while the Fund keeps the cash premium (and the investment).

     The Fund may purchase put options. Buying a put on a investment gives the Fund the right to sell the investment at a set price to a seller of a put on that investment. The Fund can buy only those puts that relate to (1) securities that the Fund owns, (2) broadly-based municipal bond indices, (3) Municipal Bond Index Futures or (4) Interest Rate Futures. The Fund can buy a put on a Municipal Bond Future or Interest Rate Future whether or not the Fund owns the particular Future in its portfolio. The Fund may not sell a put other than a put that it previously purchased.

     The Fund may buy and sell puts and calls only if certain conditions are met: (1) after the Fund writes a call, not more than 25% of the Fund's total assets may be subject to calls; (2) calls the Fund buys or sells must be listed on a securities or commodities exchange, or quoted on the Automated Quotation System of the National Association of Securities Dealers, Inc. (NASDAQ), or traded in the over-the-counter market; (3) each call the Fund writes must be "covered" while is outstanding: that means the Fund must own the investment on which the call was written or it must own other securities that are acceptable for the escrow arrangements required for calls; (4) the Fund may write calls on Futures contracts it owns, but these calls must be covered by securities or other liquid assets the Fund owns and segregates to enable it to satisfy its obligations if the call is exercised; (5) a call or put option may not be purchased if the value of all of the Fund's put and call options would exceed 5% of the Fund's total assets.

     - Interest Rate Swaps. In an interest rate swap, the Fund and another party exchange their right to receive or their obligation to pay interest on a security. For example, they may swap a right to receive floating rate payments for fixed rate payments. The Fund enters into swaps only on securities it owns. The Fund may not enter into swaps with respect to more than 25% of its total assets. Also, the Fund will segregate liquid assets (such as cash or U.S. Government securities) to cover any amounts it could owe under swaps that exceed the amounts it is entitled to receive, and it will adjust that amount daily, as needed. Income from interest rate swaps may be taxable.

     - Hedging instruments can be volatile investments and may involve special risks. The use of hedging instruments requires special skills and knowledge of investment techniques that are different than what is required for normal portfolio management. If the Manager uses a hedging instrument at the wrong time or judges market conditions incorrectly, hedging strategies may reduce the Fund's return. The Fund could also experience losses if the prices of its futures and options positions were not correlated with its other investments or if it could not close out a position because of an illiquid market for the future or option.

     Options trading involves the payment of premiums and has special tax effects on the Fund. There are also special risks in particular hedging strategies. If a covered call written by the Fund is exercised on an investment that has increased in value, the Fund will be required to sell the investment at the call price and will not be able to realize any profit if the investment has increased in value above the call price. Interest rate swaps are subject to credit risks (if the other party fails to meet its obligations) and also to interest rate risks. The Fund could be obligated to pay more under its swap agreements than it receives under them, as a result of interest rate changes. These risks are described in greater detail in the Statement of Additional Information.

 Other Investment Restrictions. The Fund has other investment restrictions which are fundamental policies. Under these fundamental policies, the Fund cannot do any of the following:

     - Invest in securities or any other investment other than the types described in "Investment Objective and Policies," above;
     - With respect to 75% of its assets, purchase securities issued or guaranteed by any one issuer (other than the U.S. Government or its agencies or instrumentalities), if more than 5% of the Fund's total assets would be invested in securities of that issuer or the Fund would then own more than 10% of that issuer's voting securities;
     - Invest more than 25% of its assets in any industry; however, for the purposes of this restriction, Municipal Securities and U.S. Government obligations are not considered to be part of any single industry;
     - Make loans, except that the Fund may (i) purchase debt securities described in "Investment Objective and Policies" and repurchase agreements, and (ii) lend its portfolio securities as described in "Loans of Portfolio Securities";
     - Borrow money in excess of 10% of the value of its total assets or make any investment when borrowings exceed 5% of the value of its total assets; it may borrow only as a temporary measure for extraordinary or emergency purposes;
     - Pledge, mortgage or otherwise encumber, transfer or assign any of its assets to secure a debt; collateral arrangements for premium and margin payments in connection with hedging instruments are not deemed to be a pledge of assets;
     - Buy or sell futures contracts other than Interest Rate Futures or Municipal Bond Index Futures; or
     - Underwrite securities or invest in securities subject to restrictions on resale.

  All of the percentage restrictions described above and in the Statement of Additional Information apply only at the time of investment and require no action by the Fund as a result of subsequent changes in value of the investments or the size of the Fund. A supplementary list of investment restrictions is contained in "Investment Restrictions" in the Statement of Additional Information.

How the Fund is Managed

Organization and History. The Fund was organized in 1984 as a Massachusetts business trust. The Fund is an open-end, diversified management investment company, with an unlimited number of authorized shares of beneficial interest.

     The Fund is governed by a Board of Trustees, which is responsible for protecting the interests of shareholders under Massachusetts law. The Trustees meet periodically throughout the year to oversee the Fund's activities, review its performance, and review the actions of the Manager. "Trustees and Officers of the Fund" in the Statement of Additional Information names the Trustees and officers of the Fund and provides more information about them. Although the Fund is not required by law to hold annual meetings, it may hold shareholder meetings from time to time on important matters, and shareholders have the right to call a meeting to remove a Trustee or to take other action described in the Fund's Declaration of Trust.

     The Board of Trustees has the power, without shareholder approval, to divide unissued shares of the Fund into two or more classes. The Board has done so, and the Fund currently has three classes of shares, Class A, Class B and Class C. All classes invest in the same investment portfolio. Each class has its own dividends and distributions and pays certain expenses which may be different for the different classes. Each class may have a different net asset value. Each share has one vote at shareholder meetings, with fractional shares voting proportionally. Only shares of a particular class vote on matters that affect that class alone. Shares are freely transferrable.

The Manager and Its Affiliates. The Fund is managed by the Manager, Oppenheimer Management Corporation, which is responsible for selecting the Fund's investments and handles its day-to-day business. The Manager carries out its duties, subject to the policies established by the Board of Trustees, under an Investment Advisory Agreement which states the Manager's responsibilities. The Agreement establishes the fees paid by the Fund to the Manager and describes the expenses that the Fund pays to conduct its business.

     The Manager has operated as an investment adviser since 1959. The Manager and its affiliates currently manage investment companies, including other OppenheimerFunds, with assets of more than $35 billion as of June 30, 1995, and with more than 2.6 million shareholder accounts. The Manager is owned by Oppenheimer Acquisition Corp., a holding company that is owned in part by senior officers of the Manager and controlled by Massachusetts Mutual Life Insurance Company.

     - Portfolio Manager. The Portfolio Manager of the Fund is Robert E. Patterson, a Senior Vice President of the Manager. He has been the person principally responsible for the day-to-day management of the Fund's portfolio since November, 1985, and is an officer and portfolio manager of other OppenheimerFunds.

     - Fees and Expenses. Under the Investment Advisory Agreement, the Fund pays the Manager the following annual fees, which decline on additional assets as the Fund grows: 0.60% of the first $200 million of aggregate net assets, 0.55% of the next $100 million, 0.50% of the next $200 million, 0.45% of the next $250 million, 0.40% of the next $250 million, and 0.35% of net assets in excess of $1 billion. The Fund's management fee for its last fiscal year ended September 30, 1994 was 0.51% of average annual net assets for both its Class A and Class B shares, which may be higher than the rate paid by some other mutual funds.

     The Fund pays expenses related to its daily operations, such as custodian fees, Trustees' fees, transfer agency fees, and legal and auditing costs. Those expenses are paid out of the Fund's assets and are not paid directly by shareholders. However, those expenses reduce the net asset value of shares, and therefore are indirectly borne by shareholders through their investment. More information about the Investment Advisory Agreement and the other expenses paid by the Fund is contained in the Statement of Additional Information.

     There is also information about the Fund's brokerage policies and practices in "Brokerage Policies of the Fund" in the Statement of Additional Information. Because the Fund purchases most of its portfolio securities directly from the sellers and not through brokers, it incurs relatively little expense for brokerage. From time to time, however, it may use brokers when buying portfolio securities. When deciding which brokers to use, the Manager is permitted by the investment advisory agreement to consider whether brokers have sold shares of the Fund or any other funds for which the Manager serves as investment adviser.

     - The Distributor. The Fund's shares are sold through dealers and brokers that have a sales agreement with Oppenheimer Funds Distributor, Inc., a subsidiary of the Manager that acts as the Distributor for the Fund. The Distributor also distributes the shares of other mutual funds managed by the Manager (the "OppenheimerFunds") and is sub-distributor for funds managed by a subsidiary of the Manager.

     - The Transfer Agent. The Fund's transfer agent is Oppenheimer Shareholder Services, a division of the Manager, which acts as the shareholder servicing agent for the Fund and the other OppenheimerFunds on an "at-cost" basis. Shareholders should direct inquiries about their accounts to the Transfer Agent at the address and toll-free number shown below in this Prospectus and on the back cover.

Performance of the Fund

Explanation of Performance Terminology. The Fund uses the terms "total return", "average annual total return", "standardized yield", "dividend yield", "yield" and "tax-equivalent yield" to illustrate its performance.
 The performance of each class of shares is shown separately, because the performance of each class will usually be different as a result of the different kinds of expenses each class bears. This performance information may be useful to help you see how your investment has done and to compare it to other funds or to a market index, as we have done below.

     It is important to understand that the fund's total returns represent past performance and should not be considered to be predictions of future returns or performance. This performance data is described below, but more detailed information about how total returns are calculated is contained in the Statement of Additional Information, which also contains information about other ways to measure and compare the Fund's performance. The Fund's investment performance will vary over time, depending on market conditions, the composition of the portfolio, expenses and which class of shares you purchase.

     - Total Returns. There are different types of total returns used to measure the Fund's performance. Total return is the change in value of a hypothetical investment in the Fund over a given period, assuming that all dividends and capital gains distributions are reinvested in additional shares. The cumulative total return measures the change in value over the entire period (for example, ten years). An average annual total return shows the average rate of return for each year in a period that would produce the cumulative total return over the entire period. However, average annual total returns do not show the Fund's actual year-by-year performance.

     When total returns are quoted for Class A shares, normally they include the payment of the current maximum initial sales charge. When total returns are shown for Class B shares, they include the effect of the contingent deferred sales charge that applies to the period for which total return is shown. When total returns are shown for Class C shares, they also include the effect of the contingent deferred sales charge. Total returns may also be quoted "at net asset value", without considering the effect of the sales charge, and those returns would be reduced if sales charges were deducted.

     - Yield. Each Class of shares calculates its yield by dividing the annualized net investment income per share on the portfolio during a 30-day period by the maximum offering price on the last day of the period. Tax-equivalent yield is the equivalent yield that would be earned in the absence of taxes. It is calculated by dividing that portion of the yield that is tax-exempt by a factor equal to one minus the applicable tax rate. The yield of each Class will differ because of the different expenses of each Class of shares. The yield data represents a hypothetical investment return on the portfolio, and does not measure an investment return based on dividends actually paid to shareholders. To show that return, a dividend yield may be calculated. Dividend yield is calculated by dividing the dividends of a Class derived from net investment income during a stated period by the maximum offering price on the last day of the period. Yields and dividend yields for Class A shares reflect the deduction of the maximum initial sales charge, but may also be shown based on the Fund's net asset value per share. Yields for Class B and Class C shares do not reflect the deduction of the contingent deferred sales charge.

How Has the Fund Performed? Below is a discussion by the Manager of the Fund's performance during its last fiscal year ended September 30, 1994, followed by a graphical comparison of the Fund's performance to an appropriate broad-based market index.

     - Management's Discussion of Performance. During the fiscal year ended September 30, 1994, the Fund was affected by aggressive increases in short-term interest rates by the Federal Reserve Board. The Fund's focus on call protection (which prevents the issuer of the bond from calling or redeeming it before maturity) and on bond quality helped moderate price fluctuations. The Fund continued to maintain a strong position in higher quality bonds that the Manager considered to be related to essential services backed by predictable revenue streams, such as transportation, utilities, housing and hospitals. In the opinion of the Manager, the Fund is diversified both by geographic location and by market sector within New York.

     - Comparing the Fund's Performance to the Market. The graphs below show the performance of a hypothetical $10,000 investment in each Class of shares of the Fund held from the inception of the Class until September 30, 1994. In the case of Class A shares, performance is measured over a ten-year period, and in the case of Class B shares, from the inception of the Class on March 1, 1993. In both cases, all dividends and capital gains distributions were reinvested in additional shares. The graph reflects the deduction of the 4.75% current maximum initial sales charge on Class A shares and the maximum 5% contingent deferred sales charge on Class B shares. Class C shares were not publicly offered during the fiscal year ended September 30, 1994. Accordingly, no information on Class C shares is presented in the graphs below.

     Because the Fund invests in a variety of Municipal Securities, the Fund's performance is compared to the performance of the Lehman Brothers Municipal Bond Index, an unmanaged index of a broad range of investment grade municipal bonds widely regarded as a measure of the performance of the general municipal bond market.

     Index performance reflects the reinvestment of income but does not consider the effect of capital gains or transaction costs, and none of the data below shows the effect of taxes. Also, the Fund's performance reflects the effect of Fund business and operating expenses. While index comparisons may be useful to provide a benchmark for the Fund's performance, it must be noted that the Fund's investments are not limited to the securities in the Lehman Brothers Municipal Bond Index. Moreover, the index performance data does not reflect any assessment of the risk of the investments included in the index.

Comparison of Change in Value
of $10,000 Hypothetical Investments in
Class A and Class B Shares of
Oppenheimer New York Tax-Exempt Fund and
Lehman Brothers Municipal Bond Index

(Graph)


Average Annual Total Return of Class A and Class B shares of the Fund at 9/30/94(1)

A Shares   1-Year      5-Year     10-Year

           <10.04%>    6.18%      9.07%

B Shares   1-Year      Life:

           <10.90%>    <2.77%>
----------------------
 (1) The inception date of the Fund (Class A shares) was 8/16/84. The average annual total returns and the ending account value in the graph reflect reinvestment of all dividends and capital gains distributions and are shown net of the applicable 4.75% maximum initial sales charge.
(2) Class B shares of the Fund were first publicly offered on 3/1/93. The average annual total returns reflect reinvestment of all dividends and capital gains distributions and are shown net of the applicable 5% contingent deferred sales charges, respectively, for the 1-year period and the life of the class. The ending account value in the graph is net of the applicable 5% and 4% contingent deferred sales charge.

Past performance is not predictive of future performance.
Graphs are not drawn to same scale.

A B O U T  Y O U R  A C C O U N T

How to Buy Shares

Classes of Shares. The Fund offers investors three different classes of shares. The different classes of shares represent investments in the same portfolio of securities but are subject to different expenses and will likely have different share prices.

     - Class A Shares. If you buy Class A shares, you pay an initial sales charge (on investments up to $1 million). If you purchase Class A shares as part of an investment of at least $1 million in shares of one or more OppenheimerFunds, you will not pay an initial sales charge, but if you sell any of those shares within 18 months after your purchase, you may pay a contingent deferred sales charge, which will vary depending on the amount you invested. Sales charges are described below in "Class A Shares."

     - Class B Shares. If you buy Class B shares, you pay no sales charge at the time of purchase, but if you sell your shares within six years, you will normally pay a contingent deferred sales charge that varies depending on how long you own your shares. As described below, the Fund automatically converts Class B shares into Class A shares after 6 years. Long-term Class B shareholders could pay the economic equivalent of more than the maximum front-end sales charge allowed under applicable regulations, because of the effect of the asset-based sales charge and the contingent deferred sales charge. The automatic conversion of Class B shares to Class A shares is designed to minimize the likelihood that this will occur. See "Class B Shares," below.

     - Class C Shares. When you buy Class C shares, you pay no sales charge at the time of purchase, but if you sell your shares within 12 months of buying them, you will normally pay a contingent deferred sales charge of 1%. Please refer to "Class C Shares," below.

Which Class of Shares Should You Choose? Once you decide that the Fund is an appropriate investment for you, the decision as to which class of shares is better suited to your needs depends on a number of factors which you should discuss with your financial advisor. The Fund's operating costs that apply to a class of shares and the effect of the different types of sales charges on your investment will vary your investment results over time. The most important factors are how much you plan to invest, how long you plan to hold your investment, and whether you anticipate exchanging your shares for shares of other OppenheimerFunds (not all of which currently offer Class B and/or Class C shares). If your goals and objectives change over time and you plan to purchase additional shares, you should re-evaluate those factors to see if you should consider another class of shares.

     In the following discussion, to help provide you and your financial advisor with a framework in which to choose a class, we have made some assumptions using a hypothetical investment in the Fund. We used the sales charge rates that apply to each class, and considered the effect of the annual asset-based sales charge on Class B and Class C expenses (which, like all expenses, will affect your investment return). For the sake of comparison, we have assumed that there is a 10% rate of appreciation in the investment each year. Of course, the actual performance of your investment cannot be predicted and will vary, based on the Fund's actual investment returns and the operating expenses borne by each class of shares, and which class you invest in. The factors discussed below are not intended to be investment advice or recommendations, because each investor's financial considerations are different. The discussion below of the factors to consider in purchasing a particular class of shares assumes that you will purchase only one class of shares and not a combination of shares of different classes.

     - How Long Do You Expect to Hold Your Investment? The Fund is designed for long-term investment. While future financial needs cannot be predicted with certainty, knowing how long you expect to hold your investment will assist you in selecting the appropriate class of shares. Because of the effect of class-based expenses, your choice will also depend on how much you invest. For example, the reduced sales charges available for larger purchases of Class A shares may, over time, offset the effect of paying an initial sales charge on your investment (which reduces the amount of your investment dollars used to buy shares for your account), compared to the effect over time of higher class-based expenses on shares of Class B or Class C for which no initial sales charge is paid.


     - Investing for the Short Term. If you have a short-term investment horizon (that is, you plan to hold your shares less than six years), you should probably consider purchasing Class C shares rather than Class A or Class B shares. This is because there is no initial sales charge on Class C shares, and the contingent deferred sales charge does not apply to amounts you sell after holding them one year.

     However, if you plan to invest more than $250,000 for a period less than six years, Class C shares might not be as advantageous as Class A shares. This is because the annual asset-based sales charge on Class C shares (and the contingent deferred sales charges that apply if you redeem Class C shares within a year of purchase) might have a greater impact on your account during the period than the initial sales charge that would apply if Class A shares were purchased instead at the applicable reduced Class A sales charge rate.

     For most investors who invest $500,000 or more, in most cases, Class A shares will be the most advantageous choice, no matter how long you intend to hold your shares. For that reason, the Distributor normally will not accept purchase orders of $500,000 or more of Class B, or orders for more than $1 million of Class C shares from a single investor.

     - Investing for the Longer Term. If you are investing for the longer term, for example, for retirement, and do not expect to need access to your money for seven years or more, Class A shares will likely be more advantageous than Class B or Class C shares. This is because of the effect of expected lower expenses for Class A shares and the reduced initial sales charges available for larger investments in Class A shares under the Fund's Right of Accumulation. Class B shares may be appropriate for smaller investments held for the longer term because there is no initial sales charge on Class B shares and Class B shares held six years following their purchase convert into Class A shares.

     Of course, all of these examples are based on approximations of the effect of current sales charges and expenses on a hypothetical investment over time, using the assumed annual performance return stated above, and you should analyze your options carefully.

     - Are There Differences in Account Features That Matter to You? Because some account features may not be available to Class B or Class C shareholders, or other features (such as Automatic Withdrawal Plans) might not be advisable (because of the effect of the contingent deferred sales charge for Class B and Class C shareholders), you should carefully review how you plan to use your investment account before deciding which class of shares to buy. For example, share certificates are not available for Class B or Class C shares and if you are considering using your shares as collateral for a loan, that may be a factor to consider. Also, checkwriting privileges are not available for Class B and Class C shares. Also, because not all OppenheimerFunds currently offer Class B or Class
C shares, and because exchanges are permitted only to the same class of shares in other OppenheimerFunds, you should consider how important the exchange privilege is likely to be for you.

     - How Does It Affect Payments to My Broker? A salesperson, such as a broker, or any other person who is entitled to receive compensation for selling Fund shares may receive different compensation for selling one class rather than another class. It is important that investors understand that the purpose of the contingent deferred sales charges and asset-based sales charges for Class B and Class C shares are the same as the purpose of the front-end sales charge on sales of Class A shares: to compensate the Distributor for commissions it pays to dealers and financial institutions for selling shares.

How Much Must You Invest? You can open a Fund account with a minimum initial investment of $1,000 and make additional investments at any time with as little as $25. There are reduced minimum investments under special investment plans:

          With Asset Builder Plans, Automatic Exchange Plans and military allotment plans, you can make initial and subsequent investments of as little as $25; and subsequent purchases of at least $25 can be made by telephone through AccountLink.

          There is no minimum investment requirement if you are buying shares by reinvesting dividends from the Fund or other OppenheimerFunds
(a list of them appears in the Statement of Additional Information, or you can ask your dealer or call the Transfer Agent), or by reinvesting distributions from unit investment trusts that have made arrangements with the Distributor.

     - How Are Shares Purchased? You can buy shares several ways: through any dealer, broker or financial institution that has a sales agreement with the Distributor, or directly through the Distributor, or automatically from your bank account through an Asset Builder Plan under the OppenheimerFunds AccountLink service. When you buy shares, be sure to specify Class A, Class B or Class C shares. If you do not choose, your investment will be made in Class A shares.

     - Buying Shares Through Your Dealer. Your dealer will place your order with the Distributor on your behalf.

     - Buying Shares Through the Distributor. Complete an OppenheimerFunds New Account Application and return it with a check payable to "Oppenheimer Funds Distributor, Inc." Mail it to P.O. Box 5270, Denver, Colorado 80217. If you don't list a dealer on the application, the Distributor will act as your agent in buying the shares. However, we recommend that you discuss your investment first with a financial advisor, to be sure it is appropriate for you.

     - Buying Shares Through OppenheimerFunds AccountLink. You can use AccountLink to link your Fund account with an account at a U.S. bank or other financial institution that is an Automated Clearing House (ACH) member. You can then transmit funds electronically to purchase shares, to send redemption proceeds, and to transmit dividends and distributions.

     Shares are purchased for your account on AccountLink on the regular business day the Distributor is instructed by you to initiate the ACH transfer to buy shares. You can provide those instructions automatically, under an Asset Builder Plan, described below, or by telephone instructions using OppenheimerFunds PhoneLink, also described below. You should request AccountLink privileges on the application or dealer settlement instructions used to establish your account. Please refer to "AccountLink" below for more details.

     - Asset Builder Plans. You may purchase shares of the Fund (and up to four other OppenheimerFunds) automatically each month from your account at a bank or other financial institution under an Asset Builder Plan with AccountLink. Details are on the Application and in the Statement of Additional Information.

     - At What Price Are Shares Sold? Shares are sold at the public offering price based on the net asset value (and any initial sales charge that applies) that is next determined after the Distributor receives the purchase order in Denver. In most cases, to enable you to receive that day's offering price, the Distributor must receive your order by the time of day the New York Stock Exchange closes, which is normally 4:00 P.M., New York time, but may be earlier on some days (all references to time in this Prospectus mean "New York time"). The net asset value of each class of shares is determined as of that time on each day The New York Stock Exchange is open (which is a "regular business day").

     If you buy shares through a dealer, the dealer must receive your order by the close of The New York Stock Exchange on a regular business day and transmit it to the Distributor so that it is received before the Distributor's close of business that day, which is normally 5:00 P.M. The Distributor may reject any purchase order for the Fund's shares, in its sole discretion.

Buying Class A Shares. Class A shares are sold at their offering price, which is normally net asset value plus an initial sales charge. However, in some cases, described below, purchases are not subject to an initial sales charge, and the offering price may be net asset value. In some cases, reduced sales charges may be available, as described below. Out of the amount you invest, the Fund receives the net asset value to invest for your account. The sales charge varies depending on the amount of your purchase. A portion of the sales charge may be retained by the Distributor and allocated to your dealer as commission. The current sales charge rates and commissions paid to dealers and brokers are as follows:

-------------------------------------------------------------------
Amount of Purchase         Front-End      Front-End      Commission
                           Sales Charge   Sales Charge   as
                           as a           as a           Percentage
                           Percentage     Percentage     of Offering
                           of Offering    of Amount      Price
                           Price          Invested
-------------------------------------------------------------------
Less than $50,000          4.75%          4.98%          4.00%
-------------------------------------------------------------------
$50,000 or more
but less than
$100,000                   4.50%          4.71%          4.00%
-------------------------------------------------------------------
$100,000 or more
but less than
$250,000                   3.50%          3.63%          3.00%
-------------------------------------------------------------------
$250,000 or more
but less than
$500,000                   2.50%          2.56%          2.25%
-------------------------------------------------------------------
$500,000 or more
but less than
$1 million                 2.00%          2.04%          1.80%
-------------------------------------------------------------------

     The Distributor reserves the right to reallow the entire commission to dealers. If that occurs, the dealer may be considered an "underwriter" under Federal securities laws.

     - Class A Contingent Deferred Sales Charge. There is no initial sales charge on purchases of Class A shares of any one or more OppenheimerFunds aggregating $1 million or more. Shares of any OppenheimerFunds that offer only one class of shares that has no designation are considered "Class A Shares" for this purpose. However, the Distributor pays dealers of record commissions on such purchases in an amount equal to the sum of 1.0% of the first $2.5 million, plus 0.50% of the next $2.5 million, plus 0.25% of share purchases over $5 million. That commission will be paid only on the amount of those purchases in excess of $1 million that were not previously subject to a front-end sales charge and dealer commission.

     If you redeem any of those shares within 18 months of the end of the calendar month of their purchase, a contingent deferred sales charge (called the "Class A contingent deferred sales charge") will be deducted from the redemption proceeds. That sales charge will be equal to 1.0% of the aggregate net asset value of either (1) the redeemed shares (not including shares purchased by reinvestment of dividends or capital gain distributions) or (2) the original cost of the shares, whichever is less. However, the Class A contingent deferred sales charge will not exceed the aggregate amount of the commissions the Distributor paid to your dealer on all Class A shares of all OppenheimerFunds you purchased subject to the Class A contingent deferred sales charge.

     In determining whether a contingent deferred sales charge is payable, the Fund will first redeem shares that are not subject to the sales charge, including shares purchased by reinvestment of dividends and capital gains, and then will redeem other shares in the order that you purchased them. The Class A contingent deferred sales charge is waived in certain cases described in "Waivers of Class A Sales Charges" below.

     No Class A contingent deferred sales charge is charged on exchanges of shares under the Fund's Exchange Privilege (described below). However, if the shares acquired by exchange are redeemed within 18 months of the end of the calendar month of the purchase of the exchanged shares, the sales charge will apply.

     - Special Arrangements With Dealers. The Distributor may advance up to 13 months' commissions to dealers that have established special arrangements with the Distributor for Asset Builder Plans for their clients.

Reduced Sales Charges for Class A Share Purchases. You may be eligible to buy Class A shares at reduced sales charge rates in one or more of the following ways:

     - Right of Accumulation. To qualify for the lower sales charge rates that apply to larger purchases of Class A shares, you and your spouse can add together Class A and Class B shares you purchase for your individual accounts, or jointly, or on behalf of your children who are minors, under trust or custodial accounts. A fiduciary can count all shares purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts.

     Additionally, you can add together current purchases of Class A and Class B shares of the Fund and other OppenheimerFunds to reduce the sales charge rate that applies to current purchases of Class A shares. You can also count Class A and Class B shares of OppenheimerFunds you previously purchased subject to an initial or contingent deferred sales charge to reduce the sales charge rate for current purchases of Class A shares, provided that you still hold your investment in one of the OppenheimerFunds. The value of those shares will be based on the greater of the amount you paid for the shares or their current value (at offering price). The OppenheimerFunds are listed in "Reduced Sales Charges" in the Statement of Additional Information, or a list can be obtained from the Distributor. The reduced sales charge will apply only to current purchases and must be requested when you buy your shares.

     - Letter of Intent. Under a Letter of Intent, if you purchase Class A shares or Class A and Class B shares of the Fund and other OppenheimerFunds during a 13-month period, you reduce the sales charge rate that applies to your purchases of Class A shares. The total amount of your intended purchases of both Class A and Class B shares will determine the reduced sales charge rate for the Class A shares purchased during that period. This can include purchases made up to 90 days before the date of the Letter. More information is contained in the Application and in "Reduced Sales Charges" in the Statement of Additional Information.

     - Waivers of Class A Sales Charges. The Class A sales charges are not imposed in the circumstances described below. There is an explanation of this policy in "Reduced Sales Charges" in the Statement of Additional Information.

     Waivers of Initial and Contingent Deferred Sales Charges for Certain Purchasers. Class A shares purchased by the following investors are not subject to any Class A sales charges:

     -  the Manager or its affiliates;

     - present or former officers, directors, trustees and employees (and their "immediate families" as defined in "Reduced Sales Charges" in the Statement of Additional Information) of the Fund, the Manager and its affiliates, and retirement plans established by them for their employees;

     - registered management investment companies, or separate accounts of insurance companies having an agreement with the Manager or the Distributor for that purpose;

     - dealers or brokers that have a sales agreement with the Distributor, if they purchase shares for their own accounts or for retirement plans for their employees;

     - employees and registered representatives (and their spouses) of dealers or brokers described above or financial institutions that have entered into sales arrangements with such dealers or brokers (and are identified to the Distributor) or with the Distributor; the purchaser must certify to the Distributor at the time of purchase that the purchase is for the purchaser's own account (or for the benefit of such employee's spouse or minor children);

     - dealers, brokers or registered investment advisers that have entered into an agreement with the Distributor providing specifically for the use of shares of the Fund in particular investment products made available to their clients; or

     - dealers, brokers or registered investment advisers that have entered into an agreement with the Distributor to sell shares of defined contribution employee retirement plans for which the dealer, broker or investment adviser provides administration services.

     Waivers of Initial and Contingent Deferred Sales Charges in Certain Transactions. Class A shares issued or purchased in the following transactions are not subject to Class A sales charges:
     - shares issued in plans of reorganization, such as mergers, asset acquisitions and exchange offers, to which the Fund is a party,
     - shares purchased by the reinvestment of dividends or other distributions reinvested from the Fund or other OppenheimerFunds (other than Oppenheimer Cash Reserves) or unit investment trusts for which reinvestment arrangements have been made with the Distributor, or
     - shares purchased and paid for with the proceeds of shares redeemed in the prior 12 months from a mutual fund (other than a fund managed by the Manager or any of its subsidiaries) on which an initial sales charge or contingent deferred sales charge was paid (this waiver also applies to shares purchased by exchange of shares of Oppenheimer Money Market Fund, Inc. that were purchased and paid for in this manner); this waiver must be requested when the purchase order is placed for your shares of the Fund, and the Distributor may require evidence of your qualification for this waiver. There is a further discussion of this policy in "Reduced Sales Charges" in the Statement of Additional Information.

     Waivers of the Class A Contingent Deferred Sales Charge for Certain Redemptions. The Class A contingent deferred sales charge is also waived if shares that would otherwise be subject to the contingent deferred sales charge are redeemed in the following cases:

     - to make Automatic Withdrawal Plan payments that are limited annually to no more than 12% of the original account value;

     - involuntary redemptions of shares by operation of law or involuntary redemptions of small accounts (see "Shareholder Account Rules and Policies," below); or

     - if, at the time a purchase order is placed for Class A shares that would otherwise be subject to the Class A contingent deferred sales charge, the dealer agrees to accept the dealer's portion of the commission payable on the sale in installments of 1/18th of the commission per month (and no further commission will be payable if the shares are redeemed within 18 months of purchase).

     - Service Plan for Class A Shares. The Fund has adopted a Service Plan for Class A shares to reimburse the Distributor for a portion of its costs incurred in connection with the personal service and maintenance of accounts that hold Class A shares. Reimbursement is made quarterly at an annual rate that may not exceed 0.25% of the average annual net assets of Class A shares of the Fund. The Distributor uses all of those fees to compensate dealers, brokers, banks and other financial institutions quarterly for providing personal service and maintenance of accounts of their customers that hold Class A shares and to reimburse itself (if the Fund's Board of Trustees authorizes such reimbursements) for its other expenditures under the Plan.

     Services to be provided include, among others, answering customer inquiries about the Fund, assisting in establishing and maintaining accounts in the Fund, making the Fund's investment plans available and providing other services at the request of the Fund or the Distributor. Payments are made by the Distributor quarterly at an annual rate not to exceed 0.25% of the average annual net assets of Class A shares held in accounts of the dealer or its customers. The payments under the Plan increase the annual expenses of Class A shares. For more details, please refer to "Distribution and Service Plans" in the Statement of Additional Information.

 Buying Class B Shares. Class B shares are sold at net asset value per share without an initial sales charge. However, if Class B shares are redeemed within 6 years of their purchase, a contingent deferred sales charge will be deducted from the redemption proceeds. That sales charge will not apply to shares purchased by the reinvestment of dividends or capital gains distributions. The charge will be assessed on the lesser of the net asset value of the shares at the time of redemption or the original purchase price. The contingent deferred sales charge is not imposed on the amount of your account value represented by the increase in net asset value over the initial purchase price (including increases due to the reinvestment of dividends and capital gains distributions). The Class B contingent deferred sales charge is paid to the Distributor to reimburse its expenses of providing distribution-related services to the Fund in connection with the sale of Class B shares.

     To determine whether the contingent deferred sales charge applies to a redemption, the Fund redeems shares in the following order: (1) shares acquired by reinvestment of dividends and capital gains distributions, (2) shares held for over 6 years, and (3) shares held the longest during the 6-year period.

     The amount of the contingent deferred sales charge will depend on the number of years since you invested and the dollar amount being redeemed, according to the following schedule:

                                     Contingent Deferred Sales Charge
Years Since Beginning of Month in    On Redemptions in That Year
which Purchase Order Was Accepted    (As % of Amount Subject to Charge)
-----------------------------------------------------------------------
0-1                                  5.0%
1-2                                  4.0%
2-3                                  3.0%
3-4                                  3.0%
4-5                                  2.0%
5-6                                  1.0%
6 and following                      None

     In the table, a "year" is a 12-month period. All purchases are considered to have been made on the first regular business day of the month in which the purchase was made.

     - Waivers of Class B Sales Charge. The Class B contingent deferred sales charge will not be applied to shares purchased in certain types of transactions nor will it apply to Class B shares redeemed in certain circumstances as described below. The reasons for this policy are in "Reduced Sales Charges" in the Statement of Additional Information.

     Waivers for Redemptions of Shares in Certain Cases. The Class B contingent deferred sales charge will be waived for redemptions of shares in the following cases:

     - Following the death or disability of the last surviving shareholder (the death or disability must have occurred after the account was established, and for disability you must provide evidence of a determination of disability by the Social Security Administration);

     - shares sold to the Manager or its affiliates;

     - shares sold to registered management investment companies or separate accounts of insurance companies having an agreement with the Manager or the Distributor for that purpose;

     - shares issued in plans of reorganization to which the Fund is a party; and

     - shares redeemed in involuntary redemptions as described below. Further details about this policy are contained in "Reduced Sales Charges" in the Statement of Additional Information.

     - Automatic Conversion of Class B Shares. 72 months after you purchase Class B shares, those shares will automatically convert to Class A shares. This conversion feature relieves Class B shareholders of the asset-based sales charge that applies to Class B shares under the Class
B Distribution and Service Plan, described below. The conversion is based on the relative net asset value of the two classes, and no sales load or other charge is imposed. When Class B shares convert, any other Class B shares that were acquired by the reinvestment of dividends and distributions on the converted shares will also convert to Class A shares. The conversion feature is subject to the continued availability of a tax ruling described in "Alternative Sales Arrangements - Class A, Class B and Class C Shares" in the Statement of Additional Information.

     - Distribution and Service Plan for Class B Shares. The Fund has adopted a Distribution and Service Plan for Class B shares to compensate the Distributor for distributing Class B shares and servicing accounts. Under the Plan, the Fund pays the Distributor an annual "asset-based sales charge" of 0.75% per year on Class B shares that are outstanding for 6 years or less. The Distributor also receives a service fee of 0.25% per year. Both fees are computed on the average annual net assets of Class
B shares, determined as of the close of each regular business day. The asset-based sales charge allows investors to buy Class B shares without a front-end sales charge while allowing the Distributor to compensate dealers that sell Class B shares.

     The Distributor uses the service fee to compensate dealers for providing personal services for accounts that hold Class B shares. Those services are similar to those provided under the Class A Service Plan, described above. The asset-based sales charge and service fees increase Class B expenses by up to 1.00% of average net assets per year.

     The Distributor pays the 0.25% service fee to dealers in advance for the first year after Class B shares have been sold by the dealer. After the shares have been held for a year, the Distributor pays the fee on a quarterly basis. The Distributor pays sales commissions of 3.75% of the purchase price to dealers from its own resources at the time of sale. The Distributor retains the asset-based sales charge to recoup the sales commissions it pays, the advances of service fee payments it makes, and its financing costs.

     The Distributor's actual expenses in selling Class B shares may be more than the payments it receives from contingent deferred sales charges collected on redeemed shares and from the Fund under the Distribution and Service Plan for Class B shares. Therefore, those expenses may be carried over and paid in future years. At September 30, 1994, the end of the Plan year, the Distributor had incurred unreimbursed expenses under the Plan of $3,030,109 (equal to 4.10% of the Fund's net assets represented by Class B shares on that date), which have been carried over into the present Plan year. If the Plan is terminated by the Fund, the Board of Trustees may allow the Fund to continue payments of the asset-based sales charge to the Distributor for expenses it incurred before the Plan was terminated.

 Buying Class C Shares. Class C shares are sold at net asset value per share without an initial sales charge. However, if Class C shares are redeemed within 12 months of their purchase, a contingent deferred sales charge of 1.0% will be deducted from the redemption proceeds. That sales charge will not apply to shares purchased by the reinvestment of dividends or capital gains distributions. The charge will be assessed on the lesser of the net asset value of the shares at the time of redemption or the original purchase price. The contingent deferred sales charge is not imposed on the amount of your account value represented by the increase in net asset value over the initial purchase price (including increases due to the reinvestment of dividends and capital gains distributions). The Class C contingent deferred sales charge is paid to the Distributor to reimburse its expenses of providing distribution-related services to the Fund in connection with the sale of Class C shares.

     To determine whether the contingent deferred sales charge applies to a redemption, the Fund redeems shares in the following order: (1) shares acquired by reinvestment of dividends and capital gains distributions, (2) shares held for over 12 months, and (3) shares held the longest during the 12-month period.

     - Waivers of Class C Sales Charge. The Class C contingent deferred sales charge will be waived if the shareholder requests it for any of the redemptions or circumstances described above under "Waivers of Class B Sales Charge."

     - Distribution and Service Plan for Class C Shares. The Fund has adopted a Distribution and Service Plan for Class C shares to compensate the Distributor for its services and costs in distributing Class C shares and servicing accounts. Under the Plan, the Fund pays the Distributor an annual "asset-based sales charge" of 0.75% per year on Class C shares. The Distributor also receives a service fee of 0.25% per year. Both fees are computed on the average annual net assets of Class C shares, determined as of the close of each regular business day. The asset-based sales charge allows investors to buy Class C shares without a front-end sales charge while allowing the Distributor to compensate dealers that sell Class C shares.

     The Distributor uses the service fee to compensate dealers for providing personal services for accounts that hold Class C shares. Those services are similar to those provided under the Class A Service Plan, described above. The asset-based sales charge and service fees increase Class C expenses by up to 1.00% of average net assets per year.

     The Distributor pays the 0.25% service fee to dealers in advance for the first year after Class C shares have been sold by the dealer. After the shares have been held for a year, the Distributor pays the fee on a quarterly basis. The Distributor pays sales commissions of 0.75% of the purchase price to dealers from its own resources at the time of sale. The Distributor retains the asset-based sales charge during the first year shares are outstanding to recoup the sales commissions it pays, the advances of service fee payments it makes, and its financing costs. The Distributor plans to pay the asset-based sales charge as an ongoing commission to the dealer on Class C shares that have been outstanding for a year or more.

     Because the Distributor's actual expenses in selling Class C shares may be more than the payments it receives from contingent deferred sales charges collected on redeemed shares and from the Fund under the Distribution and Service Plan for Class C shares, those expenses may be carried over and paid in future years. If the Plan is terminated by the Fund, the Board of Trustees may allow the Fund to continue payments of the asset-based sales charge to the Distributor for certain expenses it incurred before the plan was terminated.

Special Investor Services

AccountLink. OppenheimerFunds AccountLink links your Fund account to your account at your bank or other financial institution to enable you to send money electronically between those accounts to perform a number of types of account transactions. These include purchases of shares by telephone (either through a service representative or by PhoneLink, described below), automatic investments under Asset Builder Plans, and sending dividends and distributions or Automatic Withdrawal Plan payments directly to your bank account. Please refer to the Application for details or call the Transfer Agent for more information.

     AccountLink privileges must be requested on the Application you use to buy shares, or on your dealer's settlement instructions if you buy your shares through your dealer. After your account is established, you can request AccountLink privileges on signature-guaranteed instructions to the Transfer Agent. AccountLink privileges will apply to each shareholder listed in the registration on your account as well as to your dealer representative of record unless and until the Transfer Agent receives written instructions terminating or changing those privileges. After you establish AccountLink for your account, any change of bank account information must be made by signature-guaranteed instructions to the Transfer Agent signed by all shareholders who own the account.

     - Using AccountLink to Buy Shares. Purchases may be made by telephone only after your account has been established. To purchase shares in amounts up to $250,000 through a telephone representative, call the Distributor at 1-800-852-8457. The purchase payment will be debited from your bank account.

     - PhoneLink. PhoneLink is the OppenheimerFunds automated telephone system that enables shareholders to perform a number of account transactions automatically using a touch-tone phone. PhoneLink may be used on already-established Fund accounts after you obtain a Personal Identification Number (PIN), by calling the special PhoneLink number: 1-800-533-3310.

     - Purchasing Shares. You may purchase shares in amounts up to $100,000 by phone, by calling 1-800-533-3310. You must have established AccountLink privileges to link your bank account with the Fund, to pay for these purchases.

     - Exchanging Shares. With the OppenheimerFunds Exchange Privilege, described below, you can exchange shares automatically by phone from your Fund account to another OppenheimerFunds account you have already established by calling the special PhoneLink number. Please refer to "How to Exchange Shares," below, for details.

     - Selling Shares. You can redeem shares by telephone automatically by calling the PhoneLink number and the Fund will send the proceeds directly to your AccountLink bank account. Please refer to "How to Sell Shares," below, for details.

Automatic Withdrawal and Exchange Plans. The Fund has several plans that enable you to sell shares automatically or exchange them to another OppenheimerFunds account on a regular basis:

     - Automatic Withdrawal Plans. If your Fund account is worth $5,000 or more, you can establish an Automatic Withdrawal Plan to receive payments of at least $50 on a monthly, quarterly, semi-annual or annual basis. The checks may be sent to you or sent automatically to your bank account on AccountLink. You may even set up certain types of withdrawals of up to $1,500 per month by telephone. You should consult the Application and Statement of Additional Information for more details.

     - Automatic Exchange Plans. You can authorize the Transfer Agent automatically to exchange an amount you establish in advance for shares of up to five other OppenheimerFunds on a monthly, quarterly, semi-annual or annual basis under an Automatic Exchange Plan. The minimum purchase for each OppenheimerFunds account is $25. These exchanges are subject to the terms of the Exchange Privilege, described below.

 Reinvestment Privilege. If you redeem some or all of your Class A or Class B shares, you have up to 6 months to reinvest all or part of the redemption proceeds in Class A shares of the Fund or other OppenheimerFunds without paying a sales charge. This privilege applies only to Class A shares you purchased subject to an initial sales charge and to Class A or Class B shares or on which you paid a contingent deferred sales charge when you redeemed them. It does not apply to Class C shares. You must be sure to ask the Distributor for this privilege when you send your payment. Please consult the Statement of Additional Information for more details.

How to Sell Shares

You can arrange to take money out of your account on any regular business day by selling (redeeming) some or all of your shares. Your shares will be sold at the next net asset value calculated after your order is received and accepted by the Transfer Agent. The Fund offers you a number of ways to sell your shares: in writing, by using Checkwriting or by telephone. You can also set up an Automatic Withdrawal Plan to redeem shares on a regular basis, as described above. If you have questions about any of these procedures, and especially if you are redeeming shares in a special situation, such as due to the death of the owner, please call the Transfer Agent first, at 1-800-525-7048, for assistance.

     - Certain Requests Require a Signature Guarantee. To protect you and the Fund from fraud, certain redemption requests must be in writing and must include a signature guarantee in the following situations (there may be other situations also requiring a signature guarantee):

     - You wish to redeem more than $50,000 worth of shares and receive a check
     - The redemption check is not payable to all shareholders listed on the account statement
     - The redemption check is not sent to the address of record on your statement
     - Shares are being transferred to a Fund account with a different owner or name
     - Shares are redeemed by someone other than the owners (such as an Executor)

     - Where Can I Have My Signature Guaranteed? The Transfer Agent will accept a guarantee of your signature by a number of financial institutions, including: a U.S. bank, trust company, credit union or savings association, or by a foreign bank that has a U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency. If you are signing on behalf of a corporation, partnership or other business, or as a fiduciary, you must also include your title in the signature.

Selling Shares by Mail.  Write a "letter of instructions" that includes:

     - Your name
     - The Fund's name
     - Your Fund account number (from your account statement)
     - The dollar amount or number of shares to be redeemed
     - Any special payment instructions
     - Any share certificates for the shares you are selling, and
     - Any special requirements or documents requested by the Transfer Agent to assure proper authorization of the person asking to sell shares.

Use the following address for requests by mail:
Oppenheimer Shareholder Services
P.O. Box 5270, Denver, Colorado 80217

Send courier or Express Mail requests to:
Oppenheimer Shareholder Services
10200 E. Girard Avenue, Building D
Denver, Colorado 80231

Selling Shares by Telephone. You and your dealer representative of record may also sell your shares by telephone. To receive the redemption price on a regular business day, your call must be received by the Transfer Agent by the close of the New York Stock Exchange that day, which is normally 4:00 P.M., but which may be earlier on some days. You may not redeem shares held under a share certificate by telephone.

     - To redeem shares through a service representative, call 1-800-852-
8457
     - To redeem shares automatically on PhoneLink, call 1-800-533-3310

     Whichever method you use, you may have a check sent to the address on the account statement, or, if you have linked your Fund account to your bank account on AccountLink, you may have the proceeds wired to that bank account.

     - Telephone Redemptions Paid by Check. Up to $50,000 may be redeemed by telephone, in any 7-day period. The check must be payable to all owners of record of the shares and must be sent to the address on the account statement. This service is not available within 30 days of changing the address on an account.

     - Telephone Redemptions Through AccountLink. There are no dollar limits on telephone redemption proceeds sent to a bank account designated when you establish AccountLink. Normally the ACH wire to your bank is initiated on the business day after the redemption. You do not receive dividends on the proceeds of the shares you redeemed while they are waiting to be wired.

 Checkwriting. To be able to write checks against your Fund account, you may request that privilege on your account Application or you can contact the Transfer Agent for signature cards, which must be signed (with a signature guarantee) by all owners of the account and returned to the Transfer Agent so that checks can be sent to you to use. Shareholders with joint accounts can elect in writing to have checks paid over the signature of one owner. If you previously signed a signature card to establish Checkwriting in one of the other OppenheimerFunds, you may call 1-800-525-7048 to request Checkwriting for an account in this Fund that has the same registration as that other fund account.

     - Checks can be written to the order of whomever you wish, but may not be cashed at the Fund's bank or custodian.
     - Checkwriting privileges are not available for accounts holding Class B or Class C shares, or Class A shares that are subject to a contingent deferred sales charge.
     - Checks must be written for at least $100.
     - Checks cannot be paid if they are written for more than your account value. Remember: your shares fluctuate in value and you should not write a check close to the total account value.
     - You may not write a check that would require the Fund to redeem shares that were purchased by check or Asset Builder Plan payments within the prior 10 days.
     - Don't use your checks if you changed your Fund account number.

Selling Shares Through Your Dealer. The Distributor has made arrangements to repurchase Fund shares from dealers and brokers on behalf of their customers. Brokers or dealers may charge for that service. Please refer to "Special Arrangements for Repurchase of Shares from Dealers and Brokers" in the Statement of Additional Information for more details.

How to Exchange Shares

Shares of the Fund may be exchanged for shares of certain OppenheimerFunds at net asset value per share at the time of exchange, without sales charge. To exchange shares, you must meet several conditions:

     - Shares of the fund selected for exchange must be available for sale in your state of residence
     - The prospectuses of this Fund and the fund whose shares you want to buy must offer the exchange privilege
     - You must hold the shares you buy when you establish your account for at least 7 days before you can exchange them; after the account is open 7 days, you can exchange shares every regular business day
     - You must meet the minimum purchase requirements for the fund you purchase by exchange
     - Before exchanging into a fund, you should obtain and read its prospectus

     Shares of a particular class may be exchanged only for shares of the same class in the other OppenheimerFunds. For example, you can exchange Class A shares of this Fund only for Class A shares of another fund. At present, not all of the OppenheimerFunds offer the same classes of shares. If a fund has only one class of shares that does not have a class designation, they are "Class A" shares for exchange purposes. Certain OppenheimerFunds offer Class A shares and Class B and/or Class C shares, and a list can be obtained by calling the Distributor at 1-800-525-7048. In some cases, sales charges may be imposed on exchange transactions. Please refer to "How to Exchange Shares" in the Statement of Additional Information for more details.

     Exchanges may be requested in writing or by telephone:

     - Written Exchange Requests. Submit an OppenheimerFunds Exchange Request form, signed by all owners of the account. Send it to the Transfer Agent at the addresses listed in "How to Sell Shares."

     - Telephone Exchange Requests. Telephone exchange requests may be made either by calling a service representative at 1-800-852-8457 or by using PhoneLink for automated exchanges, by calling 1-800-533-3310. Telephone exchanges may be made only between accounts that are registered with the same name(s) and address. Shares held under certificates may not be exchanged by telephone.

     You can find a list of OppenheimerFunds currently available for exchanges in the Statement of Additional Information or obtain one by calling a service representative at 1-800-525-7048. Exchanges of shares involve a redemption of the shares of the fund you own and a purchase of shares of the other fund.

     There are certain exchange policies you should be aware of:

     - Shares are normally redeemed from one fund and purchased from the other fund in the exchange transaction on the same regular business day on which the Transfer Agent receives an exchange request by that is in proper form by the close of the New York Stock Exchange that day, which is normally 4:00 P.M., but may be earlier on some days. However, either fund may delay the purchase of shares of the fund you are exchanging into up to 7 days if it determines it would be disadvantaged by a same-day transfer of the proceeds to buy shares. For example, the receipt of multiple exchange requests from a dealer in a "market-timing" strategy might require the disposition of portfolio securities at a time or price disadvantageous to the Fund.

     - Because excessive trading can hurt fund performance and harm shareholders, the Fund reserves the right to refuse any exchange request that will disadvantage it, or to refuse multiple exchange requests submitted by a shareholder or dealer.

     - The Fund may amend, suspend or terminate the exchange privilege at any time. Although the Fund will attempt to provide you notice whenever it is reasonably able to do so, it may impose these changes at any time.

     - For tax purposes, exchanges of shares involve a redemption of the shares of the fund you own and a purchase of shares of the other fund, which may result in a capital gain or loss. For more information about taxes affecting exchanges, please refer to "How to Exchange Shares" in the Statement of Additional Information.

     - If the Transfer Agent cannot exchange all the shares you request because of a restriction cited above, only the shares eligible for exchange will be exchanged.

     The Distributor has entered into agreements with certain dealers and investment advisers permitting them to exchange their clients' shares by telephone. These privileges are limited under those agreements and the Distributor has the right to reject or suspend those privileges. As a result, those exchanges may be subject to notice requirements, delays and other limitations that do not apply to shareholders who exchange their shares directly by calling or writing to the Transfer Agent.

Shareholder Account Rules and Policies

     - Net Asset Value Per Share is determined for each class of shares as of the close of the New York Stock Exchange on each regular business day by dividing the value of the Fund's net assets attributable to a class by the number of shares of that class that are outstanding. The Fund's Board of Trustees has established procedures to value the Fund's securities to determine net asset value. In general, securities values are based on market value. There are special procedures for valuing illiquid and restricted securities, obligations for which market values cannot be readily obtained, and call options and hedging instruments. These procedures are described more completely in the Statement of Additional Information.

     - The offering of shares may be suspended during any period in which the determination of net asset value is suspended, and the offering may be suspended by the Board of Trustees at any time the Board believes it is in the Fund's best interest to do so.

     - Telephone Transaction Privileges for purchases, redemptions or exchanges may be modified, suspended or terminated by the Fund at any time. If an account has more than one owner, the Fund and the Transfer Agent may rely on the instructions of any one owner. Telephone privileges apply to each owner of the account and the dealer representative of record for the account unless and until the Transfer Agent receives cancellation instructions from an owner of the account.

     - The Transfer Agent will record any telephone calls to verify data concerning transactions and has adopted other procedures to confirm that telephone instructions are genuine, by requiring callers to provide tax identification numbers and other account data or by using PINs, and by confirming such transactions in writing. If the Transfer Agent does not use reasonable procedures it may be liable for losses due to unauthorized transactions, but otherwise neither it nor the Fund will be liable for losses or expenses arising out of telephone instructions reasonably believed to be genuine. If you are unable to reach the Transfer Agent during periods of unusual market activity, you may not be able to complete a telephone transaction and should consider placing your order by mail.

     - Redemption or transfer requests will not be honored until the Transfer Agent receives all required documents in proper form. From time to time, the Transfer Agent in its discretion may waive certain of the requirements for redemptions stated in this Prospectus.

     - Dealers that can perform account transactions for their clients by participating in NETWORKING through the National Securities Clearing Corporation are responsible for obtaining their clients' permission to perform those transactions and are responsible to their clients who are shareholders of the Fund if the dealer performs any transaction erroneously or improperly.

     - The redemption price for shares will vary from day to day because the value of the securities in the Fund's portfolio fluctuates, and the redemption price, which is the net asset value per share, will normally be different for Class A, Class B and Class C shares. Therefore, the redemption value of your shares may be more or less than their original cost.

     - Payment for redeemed shares is made ordinarily in cash and forwarded by check or through AccountLink (as elected by the shareholder under the redemption procedures described above) within 7 days after the Transfer Agent receives redemption instructions in proper form, except under unusual circumstances determined by the Securities and Exchange Commission delaying or suspending such payments. For accounts registered in the name of a broker-dealer, payment will be forwarded within 3 business days. The Transfer Agent may delay forwarding a check or processing a payment via AccountLink for recently purchased shares, but only until the purchase payment has cleared. That delay may be as much as 10 days from the date the shares were purchased. That delay may be avoided if you purchase shares by certified check or arrange with your bank to provide telephone or written assurance to the Transfer Agent that your purchase payment has cleared.

     - Involuntary redemptions of small accounts may be made by the Fund if the account value has fallen below $500 for reasons other than the fact that the market value of shares has dropped, and in some cases involuntary redemptions may be made to repay the Distributor for losses from the cancellation of share purchase orders.

     - Under unusual circumstances, shares of the Fund may be redeemed "in kind," which means that the redemption proceeds will be paid with securities from the Fund's portfolio. Please refer to "How to Sell Shares" in the Statement of Additional Information for more details.

     - "Backup Withholding" of Federal income tax may be applied at the rate of 31% from taxable dividends, distributions and redemption proceeds (including exchanges) if you fail to furnish the Fund a certified Social Security or Employer Identification Number when you sign your application, or if you violate Internal Revenue Service regulations on tax reporting of income.

     - The Fund does not charge a redemption fee, but if your dealer or broker handles your redemption, they may charge a fee. That fee can be avoided by redeeming your Fund shares directly through the Transfer Agent. Under the circumstances described in "How To Buy Shares," you may be subject to a contingent deferred sales charges when redeeming certain Class A, Class B and Class C shares.

     - To avoid sending duplicate copies of materials to households, the Fund will mail only one copy of each annual and semi-annual report to shareholders having the same last name and address on the Fund's records. However, each shareholder may call the Transfer Agent at 1-800-525-7048 to ask that copies of those materials be sent personally to that shareholder.

Dividends, Capital Gains and Taxes

Dividends. The Fund declares dividends separately for Class A, Class B and Class C shares from net investment income each regular business day and pays such dividends to shareholders monthly. Normally, dividends are paid on or about the tenth business day of each month, but the Board of Trustees can change that date. It is expected that distributions paid with respect to Class A shares will generally be higher than for Class B and Class C shares because expenses allocable to Class B and Class C shares will generally be higher.

     For the fiscal year ended September 30, 1994, the Fund maintained the practice, to the extent consistent with the amount of the Fund's net investment income and other distributable income, of attempting to pay dividends on Class A shares at a constant level, although the amount of such dividends was subject to change from time to time depending on market conditions, the composition of the Fund's portfolio and expenses borne by the Fund or borne separately by that Class. The practice of attempting to pay dividends on Class A shares at a constant level requires the Manager, consistent with the Fund's investment objective and investment restrictions, to monitor the Fund's portfolio and select higher yielding securities when deemed appropriate to maintain necessary net investment income levels. The Fund anticipates paying dividends at the targeted dividend level from net investment income and other distributable income without any impact on the Fund's net asset value per share. The Board of Trustees may change the Fund's targeted dividend level at any time, without prior notice to shareholders; the Fund does not otherwise have a fixed dividend rate and there can be no assurance as to the payment of any dividends or the realization of any capital gains.

Capital Gains. Although the Fund does not seek capital gains, it may realize capital gains on the sale of portfolio securities. If it does, it may make distributions out of any net short- or long-term capital gains in December. The Fund may make supplemental distributions of dividends and capital gains following the end of its fiscal year (which ends September 30th). Long-term capital gains will be separately identified in the tax information the Fund sends you after the end of the year. Short-term capital gains are treated as dividends for tax purposes. There can be no assurance that the Fund will pay any capital gains distributions in a particular year.

Distribution Options. When you open your account, specify on your application how you want to receive your distributions. For
OppenheimerFunds retirement accounts, all distributions are reinvested. For other accounts, you have four options:

     - Reinvest all distributions in the Fund. You can elect to reinvest all dividends and long-term capital gains distributions in additional shares of the Fund.
     - Reinvest long-term capital gains only. You can elect to reinvest long-term capital gains in the Fund while receiving dividends by check or sent to your bank account on AccountLink.
     - Receive all distributions in cash. You can elect to receive a check for all dividends and long-term capital gains distributions or have them sent to your bank on AccountLink.
     - Reinvest your distributions in another OppenheimerFunds account. You can reinvest all distributions in another OppenheimerFunds account you have established.

Taxes. Long-term capital gains are taxable as long-term capital gains when distributed to shareholders. Dividends paid from short-term capital gains and net investment income are taxable as ordinary income. Dividends paid from net investment income earned by the Fund on Municipal Securities will be excludable from your gross income for Federal income tax purposes. A portion of the dividends paid by the Fund may be an item of tax preference if you are subject to the alternative minimum tax. Distributions are subject to Federal income tax and may be subject to state and/or local taxes. Your distributions are taxable when paid, whether you reinvest them in additional shares or take them in cash. Every year the Fund will send you and the IRS a statement showing the amount of each taxable distribution you received in the previous year.

     - "Buying a Dividend". When a fund goes ex-dividend, its share price is reduced by the amount of the distribution. If you buy shares on or just before the ex-dividend date, or just before the Fund declares a capital gains distribution, you will pay the full price for the shares and then receive a portion of the price back as a taxable dividend or capital gain.

     - Taxes on Transactions. Even though the Fund seeks tax-exempt income for distribution to shareholders, you may have a capital gain or loss when you sell or exchange your shares. A capital gain or loss is the difference between the price you paid for the shares and the price you receive when you sell them. Any capital gain is subject to capital gains tax.

     - Returns of Capital. In certain cases distributions made by the Fund may be considered a non-taxable return of capital to shareholders. If that occurs, it will be identified in notices to shareholders. A non-taxable return of capital may reduce your tax basis in your Fund shares.

     This information is only a summary of certain Federal tax information about your investment. More information is contained in the Statement of Additional Information, and in addition you should consult with your tax adviser about the effect of an investment in the Fund on your particular tax situation.

APPENDIX TO PROSPECTUS OF
OPPENHEIMER NEW YORK TAX-EXEMPT FUND

     Graphic material included in Prospectus of Oppenheimer New York Tax-Exempt Fund: "Comparison of Total Return of Oppenheimer New York Tax-Exempt Fund and the Lehman Bros. Municipal Bond Index - Change in Value of a $10,000 Hypothetical Investment"

     Linear Graphs will be included in the Prospectus of Oppenheimer New York Tax-Exempt Fund (the "Fund") depicting the initial account value and subsequent account value of a hypothetical $10,000 investment in (i) Class A shares of the Fund for the ten years ended September 30, 1994, and (ii) Class B shares of the Fund from March 1, 1993 (the date Class B shares were first publicly-offered) to September 30, 1994, and comparing such values with the same investments over the same time periods in the Lehman Brothers Municipal Bond Index. Since no Class C shares of the Fund were outstanding until after September 30, 1994, no figures are included for this class. Set forth below are the relevant data points that will appear on the linear graph. Additional information with respect to the foregoing, including a description of the Lehman Brothers Municipal Bond Index, is set forth in the Prospectus under "Fund Information - Management's Discussion of Performance."

                   Oppenheimer
                   New York
                   Tax-Exempt       Lehman
                   Fund             Brothers
Fiscal Year        Class A          Municipal
(Period) Ended     Shares           Bond Index
09/30/84           $ 9,525          $10,000
09/30/85           $11,257          $11,624
09/30/86           $13,882          $14,489
09/30/87           $13,973          $14,566
09/30/88           $15,648          $16,457
09/30/89           $16,806          $17,885
09/30/90           $17,638          $19,101
09/30/91           $19,908          $21,621
09/30/92           $22,019          $23,880
03/01/93           $23,563          $25,487
09/30/93           $25,175          $26,925
09/30/94           $23,833          $26,268

                   Oppenheimer
                   New York
                   Tax-Exempt       Lehman
                   Fund             Brothers
Fiscal Year        Class B          Municipal
(Period) Ended     Shares(1)        Bond Index

03/01/93           $10,000          $10,000
09/30/93           $10,596          $10,564
09/30/94           $ 9,601          $10,306

____________________
(1)For the period from March 1, 1993 (commencement of class) to September 30, 1994.

Oppenheimer New York Tax-Exempt Fund
Two World Trade Center
New York, New York 10048-0203

Investment Advisor
Oppenheimer Management Corporation
Two World Trade Center
New York, New York 10048-0203

Distributor
Oppenheimer Funds Distributor, Inc.
Two World Trade Center
New York, New York 10048-0203

Transfer and Shareholder Servicing Agent
Oppenheimer Shareholder Services
P.O. Box 5270
Denver, Colorado 80217
1-800-525-7048

Custodian of Portfolio Securities
Citibank, N.A.
399 Park Avenue
New York, New York 10043

Independent Auditors
KPMG Peat Marwick LLP
707 Seventeenth Street
Denver, Colorado 80202

Legal Counsel
Gordon Altman Butowsky
Weitzen Shalov & Wein
114 West 47th Street
New York, New York 10036

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus or the Statement of Additional Information, and if given or made, such information and representations must not be relied upon as having been authorized by the Fund, Oppenheimer Management Corporation, Oppenheimer Funds Distributor, Inc., or any affiliate thereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any state to any person to whom it is unlawful to make such an offer in such state.

                                        (OppenheimerFunds Logo)

PR360.001.0895 * Printed on recycled paper

                  OPPENHEIMER NEW YORK TAX-EXEMPT FUND
         TWO WORLD TRADE CENTER, NEW YORK, NEW YORK  10048-0203
                             1-800-525-7048

                                 PART B

                   STATEMENT OF ADDITIONAL INFORMATION
                           September 29, 1995

                   ___________________________________

     This Statement of Additional Information of Oppenheimer New York Tax-Exempt Fund consists of this cover page and the following documents:

1. Statement of Additional Information of Oppenheimer New York Tax-Exempt Fund dated August 29, 1995, previously filed with Registrant's
Registration Statement on Form N-14, August 30, 1995, and incorporated herein by reference.

2. Oppenheimer New York Tax-Exempt Fund's Annual Report as of September 30, 1994 and its Semi-Annual Report as of March 31, 1995, previously filed with Registrant's Registration Statement on Form N-14, August 30, 1995, and incorporated herein by reference.

3. Prospectus of New York Tax-Exempt Fund dated December 1, 1994, previously filed with Registrant's Registration Statement on Form N-14, August 30, 1995, and incorporated herein by reference.

4. Statement of Additional Information of New York Tax-Exempt Fund dated December 1, 1994, previously filed with Registrant's Registration
Statement on Form N-14, August 30, 1995, and incorporated herein by reference.

5. (a) New York Tax-Exempt Fund's Annual Report as of July 31, 1994 and its Semi-Annual Report as of January 1, 1995, previously filed with Registrant's Registration Statement on Form N-14, August 30, 1995, and incorporated herein by reference.

   (b) Appendix to Annual Report as of 7/31/94 of New York Tax-Exempt Fund containing plotting points for graphic material included therein: Filed herewith.

     This Statement of Additional Information (the "Additional Statement") is not a Prospectus. This Additional Statement should be read in conjunction with the Proxy Statement and Prospectus, which may be obtained by written request to Oppenheimer Shareholder Services ("OSS"), P.O. Box 5270, Denver, Colorado 80217, or by calling OSS at the toll-free number shown above.



MERGE/360PTB.#1

                    APPENDIX TO 1994 ANNUAL REPORT OF
                QUEST FOR VALUE NEW YORK TAX-EXEMPT FUND


     Graphic material included in 1994 Annual Report of Quest for Value New York Tax-Exempt Fund: "Comparison of Change in Value of $10,000 Investment* in Quest for Value New York Tax-Exempt Fund from August 31, 1990 through July 31, 1994 and Total Return on the Bond Buyer Muni Bond Index."

     A linear graph is included in the 1994 Annual Report of Quest for Value New York Tax-Exempt Fund (the "Fund") depicting the initial account value and subsequent account value of a hypothetical $10,000 investment in shares of the Fund held from 8/31/90 until 7/31/94, and comparing such values with the same investments over the same time periods in the Bond Buyer Muni Bond Index. Set forth below are the relevant data points that appear on the linear graph.

              New York        Bond Buyer
              Tax-Exempt      Muni Bond Index
              ----------      ---------------
31-Aug-90     $ 9,525         $10,000
31-Jul-91     $10,338         $11,005
31-Jul-92     $12,088         $12,676
31-Jul-93     $13,197         $13,655
31-Jul-94     $13,376         $13,342

--------------
* After taking into account maximum sales charge.






MERGE/360PLOT

REPORT OF INDEPENDENT ACCOUNTANTS

              To the Shareholders of Board of Trustees of Quest for Value Family of Funds


              In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the National Tax-Exempt Fund, the California Tax-Exempt Fund, and the New York Tax-Exempt Fund (constituting part of the Quest for Value Family of Funds, hereafter referred to as the "Funds") at July 31, 1994, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the three years in the period then ended and for the period August 14, 1990 (commencement of operations) to July 31, 1991, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at July 31, 1994 by correspondence with the custodian and brokers, and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP
---------------------------
PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, New York
September 20, 1994






MERGE/QVREPORT

INDEPENDENT AUDITORS' REPORT

The Board of Trustees and Shareholders of Oppenheimer New York Tax-Exempt
Fund:

We have audited the accompanying statements of investments and assets and liabilities of Oppenheimer New York Tax-Exempt Fund as of September 30, 1994, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the nine-year period then ended and the ten-month period ended September 30, 1985. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of September 30, 1994, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Oppenheimer New York Tax-Exempt Fund as of September 30, 1994, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the nine-year period then ended and the ten-month period ended September 30, 1985, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP
-------------------------
KPMG PEAT MARWICK LLP

Denver, Colorado
October 21, 1994

                  OPPENHEIMER NEW YORK TAX-EXEMPT FUND

                                FORM N-14

                                 PART C

                            OTHER INFORMATION

Item 15.      Indemnification

              Reference is made to the provisions of Article SEVENTH of Registrant's Declaration of Trust, as amended, filed as Exhibit 24(b)(1) to Registrant's Registration Statement and incorporated herein by reference.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 16.  Exhibits

     (1) Amended and Restated Declaration of Trust dated 8/21/95: Filed with Registrant's Post-Effective Amendment No. 17, 8/24/95, and incorporated herein by reference.

     (2) By-Laws amended as of 8/6/87: Previously filed with Post-Effective Amendment No. 5 to Registrant's Registration Statement, 1/27/88, refiled with Registrant's Post Effective Amendment No. 14, 1/27/95 pursuant to Item 102 of Regulation S-T, and incorporated herein by reference.

     (3)   Not applicable.

     (4) Agreement and Plan of Reorganization: See Exhibit A to Part A of this Registration Statement.

     (5)   (i)    Class A Specimen Share Certificate:  Previously filed
with Post-Effective Amendment No. 12 to Registrant's Registration
Statement, 11/26/93, and incorporated herein by reference.

           (ii) Class B Specimen Share Certificate: Previously filed with Post-Effective Amendment No. 12 to Registrant's Registration Statement, 11/26/93, and incorporated herein by reference.

           (iii) Class C Specimen Share Certificate: Previously filed with Registrant's Post-Effective Amendment No. 17, 8/24/95, and incorporated herein by reference.

     (6) Investment Advisory Agreement dated October 22, 1990: Filed with Post-Effective Amendment No. 8 to Registrant's Registration
Statement, 12/3/90, refiled with Registrant's Post Effective Amendment No. 14, 1/27/95 pursuant to Item 102 of Regulation S-T, and incorporated herein by reference.

     (7)   (i)   General Distributor's Agreement dated 12/10/92: Filed
with Post-Effective Amendment No. 12 to Registrant's Registration
Statement, 11/26/93, and incorporated herein by reference.

           (ii)  Form of Oppenheimer Funds Distributor, Inc. Dealer
Agreement: Filed with Post-Effective Amendment No. 14 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No. 33-17850), 9/30/94, and incorporated herein by reference.

           (iii) Form of Oppenheimer Funds Distributor, Inc. Broker
Agreement: Filed with Post-Effective Amendment No. 14 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No. 33-17850), 9/30/94, and incorporated herein by reference.

           (iv)  Form of Oppenheimer Funds Distributor, Inc. Agency
Agreement: Filed with Post-Effective Amendment No. 14 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No. 33-17850), 9/30/94, and incorporated herein by reference.

           (v) Broker Agreement between Oppenheimer Fund Management, Inc. and Newbridge Securities dated 11/1/86: Filed with Post-Effective Amendment No. 25 of Oppenheimer Growth Fund (Reg. No. 2-45272), 10/30/86, refiled with Post-Effective Amendment No. 45 of Oppenheimer Growth Fund (Reg. No. 2-45272), 8/22/94, pursuant to Item 102 of Regulation S-T, and incorporated herein by reference.

     (8) Retirement Plan for Non-Interested Trustees or Directors dated 6/7/90: Filed with Post-Effective Amendment No. 97 of Oppenheimer Fund (Reg. No. 2-14586), 8/30/90, refiled with Post-Effective Amendment No. 45 of Oppenheimer Growth Fund (Reg. No. 2-45272), 8/22/94, pursuant to Item 102 of Regulation S-T, and incorporated herein by reference.

     (9)   Custodian Agreement with Citibank, N.A.:  Filed with
Registrant's Post Effective Amendment No. 14, 1/27/95 pursuant to Item 102 of Regulation S-T, and incorporated herein by reference.

     (10)  (i)   Class A Service Plan and Agreement dated 6/10/93:
Previously filed with Post-Effective Amendment No. 13 to Registrant's Registration Statement, 1/24/94, and incorporated herein by reference.

           (ii) Class B Distribution and Service Plan and Agreement dated 2/10/94: Previously filed with Registrant's Post Effective Amendment No. 14, 1/27/95, and incorporated herein by reference.

           (iii) Class C Distribution and Service Plan and Agreement dated August 29, 1995: Previously filed with Post-Effective Amendment No. 16 to Registrant's Registration Statement, 6/28/95, and incorporated herein by reference.

     (11) Opinion and Consent of Counsel dated 7/3/84: Previously filed with Pre-Effective Amendment No. 1 to Registrant's Registration
Statement, 7/12/84, refiled with Registrant's Post Effective Amendment No. 14, 1/27/95 pursuant to Item 102 of Regulation S-T, and incorporated herein by reference.

     (12) Tax Opinion Relating to the Reorganization: Previously filed with Registrant's Registration Statement on Form N-14, August 30, 1995, and incorporated herein by reference.

     (13)  Not applicable.

     (14)  (i)   Consent of Peat Marwick LLP:  Filed herewith.

           (ii)  Consent of Price Waterhouse LLP:  Filed herewith.

     (15)  Not applicable.

     (16)  Not applicable.

     (17)  (i)   Declaration of Registrant under Rule 24f-2: Previously
filed with Registrant's Registration Statement on Form N-14, August 30, 1995, and incorporated herein by reference.

     (17)  (ii)  Financial Data Schedules: Previously filed with
Registrant's Registration Statement on Form N-14, August 30, 1995, and incorporated herein by reference.

Item 17.   Undertakings

     (1)   Not applicable.

     (2)   Not applicable.




360ptc.#1

                               SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 20th day of September, 1995.

                         OPPENHEIMER NEW YORK TAX-EXEMPT FUND

                         By: /s/ Donald W. Spiro
                         ----------------------------------------
                         Donald W. Spiro, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities on the dates indicated:

Signatures                     Title               Date
----------                     -----               ----

/s/ Leon Levy                  Chairman of the
--------------                 Board of Trustees   September 20, 1995
Leon Levy

/s/ Donald W. Spiro            Chief Executive
--------------------           Officer and
Donald W. Spiro                Trustee             September 20, 1995

/s/ George Bowen               Chief Financial
-----------------              and Accounting
George Bowen                   Officer             September 20, 1995

/s/ Leo Cherne                 Trustee             September 20, 1995
---------------
Leo Cherne

/s/ Robert G. Galli            Trustee             September 20, 1995
-------------------
Robert G. Galli

/s/ Benjamin Lipstein          Trustee             September 20, 1995
----------------------
Benjamin Lipstein

/s/ Elizabeth B. Moynihan      Trustee             September 20, 1995
--------------------------
Elizabeth B. Moynihan

/s/ Kenneth A. Randall         Trustee             September 20, 1995
-----------------------
Kenneth A. Randall

/s/ Edward V. Regan            Trustee             September 20, 1995
--------------------
Edward V. Regan

/s/ Russell S. Reynolds, Jr.   Trustee             September 20, 1995
-----------------------------
Russell S. Reynolds, Jr.

/s/ Sidney M. Robbins          Trustee             September 20, 1995
----------------------
Sidney M. Robbins

/s/ Pauline Trigere            Trustee             September 20, 1995
--------------------
Pauline Trigere

/s/ Clayton K. Yeutter         Trustee             September 20, 1995
-----------------------
Clayton K. Yeutter

                  OPPENHEIMER NEW YORK TAX-EXEMPT FUND

                                FORM N-14



                              EXHIBIT INDEX


Exhibit No.


Exhibit      Description
-------      -----------

16(14)(i)    Consent of Peat Marwick LLP

16(14)(ii)   Consent of Price Waterhouse LLP